

HypoVereinsbank



05008532

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, May 17th, 2005

Hypotheken Und Wechsel

Re: Bayerische ~~Hypo-~~ und Vereinsbank ~~AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated April 29th, 2005 commenting on HVB Group's results of the first quarter of 2005 being published on May 4th, 2005
- Investor Relations Release dated May 4th, 2005 commenting on HVB Group's first quarter results
- Interim Report at March 31, 2005

You will receive the items listed above in both the German and the English language.



Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Richard Speich
Title: IR Manager

Enclosure

HVB Group

INVESTOR RELATIONS RELEASE APRIL 29, 2005

Publication of HVB Group's results for the first quarter of 2005 on May 4, 2005

- **HVB Group will publish its interim report for the first quarter results 2005 on May 4, 2005 and therefore will already inform its shareholders about the business development prior to the Annual Shareholders' Meeting.**
- **A conference call will likewise be held on May 4 at 9:00 a.m.**
- **Numerous revised and new IFRS regulations must be applied for the first time from January 1, 2005. The comparative figures for the 2004 income statement and balance sheet have thus been adjusted accordingly.**
- **As had already been announced at the beginning of the fiscal year, segment reporting will be extended to include the Real Estate Restructuring (RER) business segment.**
- **The "Large Corporates/Real Estate" business unit will be added to the Austria and CEE business segment.**
- **Previous year results by segment has been adjusted according to the new segment structure**

Effect of applying new and revised IFRSs

Numerous new and revised IFRSs are to be applied for the first time from January 1, 2005. The initial use is generally applicable retrospectively, meaning the standards are applied as if they had always been in use. We have adjusted the comparative figures for fiscal 2004 to reflect the new accounting standards. The new and revised IFRSs have a material impact on the following items in the balance sheet and income statement for 2004:

- Minority interest is to be shown as a separate sub-item under shareholders' equity. Thus the amount involved is disclosed within shareholders' equity separately from the shareholders' equity attributable to shareholders of HVB AG. Consequently, total shareholders' equity at December 31, 2004 increased by minority interests totaling €2,509 million.

- Financial assets are to be divided into four categories and measured in accordance with this classification. The "at fair value through profit or loss" category is divided into two subcategories. Generally, it is now also possible to designate all financial assets as at fair value through profit or loss upon initial recognition as well as financial assets held for trading. Such assets are measured at fair value and disclosed in profit or loss in the income statement. Due to the so-called EU endorsement, this option does not currently exist for financial liabilities. Although a designation made in the past is normally irrevocable, the revised IAS 39 permits reclassification when it is first applied. HVB Group has generally only classified financial assets as to be measured at fair value through profit or loss for hedges. On account of the initial application of the new IAS 39, the cash reserve has declined by €578 million as treasury bills of Bank BPH Spólka Akcjna have been redesignated under the fair value option. In this context, Bank BPH Spólka Akcjna has reclassified the treasury bills as investments. Thus the reduction in the cash reserve is matched by a rise in investments of the same amount.

- The definition of objective evidence of impairment has been expanded, primarily for AfS equity instruments (essentially shares). Among other things, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is objective evidence of impairment. By way of contrast with the previous approach, the two leading indicators are now to be evaluated separately from each other. Due to the retrospective application of this new regulation, we have written down shareholdings, primarily in Münchener Rück AG, by a total of €182 million for 2004. This results in a reduction in net income from investments and an increase in the AfS reserve by this amount for 2004.

- Under the revised IFRS rules, reversals of impairment losses on AfS equity instruments must be recognized in the AfS reserve under shareholders' equity without affecting reported profit or loss. The AfS reserve is to be reversed as profit or loss when the asset is derecognized, enabling the correspondingly adjusted gain or loss on disposal to be reflected in the income statement. Write-ups totaling €36 million recognized in profit or loss in 2004 have been reversed accordingly and the corresponding amount has been included in the AfS reserve. At the same time, there was an increase in net income from investments on account of the disposal of our investment in Brau und Brunnen AG in 2004, after write-ups taken in profit and loss in previous years had to be eliminated to reflect the new rule as mentioned above. As a result of the revision of this standard, net income from investments increased by an aggregate of €23 million and the AfS reserve by an aggregate of €42 million.

- Where there is no evidence of impairment of financial assets carried at cost examined individually, such assets are to be combined to form groups with the same credit risk characteristics. A method for calculating impairment due to these risks inherent in financial assets carried at amortized cost is prescribed in IAS 39. According to this method, future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historic loss experience. This historic loss experience is to be used to record an impairment in a portfolio loss for incurred but not reported losses. This change served to increase loan-loss provisions at our Bank Austria Creditanstalt AG subsidiary by €113 million retrospectively at December 31, 2003. Of this total, €18 million has been reversed retrospectively for 2004.

- Under the revised IAS 28, the financial statements of companies valued at equity are, without exception, to be adjusted to reflect uniform Group accounting policies. The adjustments result in an increase in investments in companies valued at equity and consolidated shareholders' equity at December 31, 2004. The goodwill on companies valued at equity is now carried under investments in the balance sheet instead of intangible assets.

Adjustment of income statement for the year ended December 31, 2004 and balance sheet at December 31, 2004:

€ millions	1/1 - 3/31/ 2004 after adjustment	1/1 - 3/31/ 2004 before adjustment	1/1 - 12/31/ 2004 after adjustment	1/1 - 12/31/ 2004 before adjustment
Net interest income	1,286	1,285	5,662	5,656
Provisions for losses on loans and advances	480	485	1,795	1,813
Net interest income after provisions for losses on loans and advances	806	800	3,867	3,843
Net commission income	701	701	2,845	2,845
Trading profit	265	262	728	718
General administrative expenses	1,542	1,542	6,118	6,118
Balance of other operating income and expenses	69	69	101	101
Operating profit	**299**	**290**	**1,423**	**1,389**
Net income from investments	17	19	(64)	102
Amortization of goodwill	38	38	165	165
Addition to restructuring provisions	0	0	250	250
Allocation to special provisions for bad debts	0	0	2,500	2,500
Balance of other income and expenses	(72)	(72)	(357)	(357)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**206**	**199**	**(1,913)**	**(1,781)**
Taxes on income	90	88	224	211
Net income (loss)	**116**	**111**	**(2,137)**	**(1,992)**
Minority interest in net income (loss)	(60)	(58)	(288)	(286)
Net income (loss) adjusted for minority interest	**56**	**53**	**(2,425)**	**(2,278)**

ASSETS € millions	2004 after adjustment	2004 before adjustment
Cash reserve	6,903	7,481
Assets held for trading purposes	91,711	91,726
Placements with, and loans and advances to, other banks	47,479	47,479
Loans and advances to customers	275,119	275,119
Allowances for losses on loans and advances	(13,404)	(13,315)
Investments	44,483	43,648
Property, plant and equipment	2,855	2,855
Intangible assets	2,627	2,799
Income tax assets	4,157	4,133
Other assets	5,455	5,483
TOTAL ASSETS	**467,385**	**467,408**

SHAREHOLDERS' EQUITY AND LIABILITIES € millions	2004 after adjustment	2004 before adjustment
Deposits from other banks	103,606	103,606
Amounts owed to other depositors	144,451	144,451
Promissory notes and other liabilities evidenced by paper	109,562	109,562
Liabilities held for trading purposes	59,831	59,861
Provisions	4,460	4,460
Income tax liabilities	3,030	3,010
Other liabilities	10,015	10,004
Subordinated capital	18,454	18,454
Minority interest	--	2,515
Shareholders' equity	13,976	11,485
Shareholders' equity attributable to shareholders of HVB AG	11,467	11,485
Subscribed capital	2,252	2,252
Additional paid-in capital	9,103	9,331
Retained earnings	--	--
Reserve arising from currency and other changes	227	227
Change in valuation of financial instruments	(115)	(325)
AfS reserve	354	132
Hedge reserve	(469)	(457)
Consolidated profit	--	--
Minority interest	2,509	--
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**467,385**	**467,408**

Reorganization of the comparative figures for the first quarter of fiscal 2004 on business segment and business unit level

As a result of the changes to the organizational structure of HVB Group described below, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first quarter fiscal 2005. Compliant with IAS 14.76, we have adjusted the prior year figures to match the new structure used to present the segment information.

In detail, the following changes that were relevant for the presentation of the business segments and business units have been made:

The Real Estate Restructuring business segment has been formed by transferring the workout portfolios of the entire German real estate finance business of HVB AG previously assigned to the Germany business segment together with the remaining portfolios of the Real Estate Workout segment.

In the Austria and CEE business segment, we have decided to increase transparency in both internal and external reporting with a view to enhancing management of the business units. Consequently, starting the first quarter of 2005 onwards we are showing the SME`s Austria business unit separately from the Private Customers, and Large Corporates and Real Estate business units. Up until now, some of the customers "corporates" now assigned to the new business unit SME´s Austria were included under Private Customers and others under the old Corporate Customers business unit, which affected the profitability of both business units. In particular, this cross-subsidization gave the impression that the entire corporate banking business would be unprofitable.

The optimization of our interest management, which is based on the market interest calculation method, and the adjustment of our refinancing structure to the opportunities offered by the market had various implications for segment-allocated net interest income. In this context, we have transferred the planning responsibility for transactions not relating to the trading book from the Markets business unit to the Other segment in order to create a clearer division of responsibilities. We have also made changes to the intragroup settlement arrangements, which has had an effect on segmented net commission income.

The effects of applying new and revised IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior year values for segment reporting.

REORGANIZED SEGMENT REPORTING – INCOME STATEMENT BY BUSINESS SEGMENT
Q1/2004 and fiscal year 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
Q1/2004	654	505	205	30	(108)	1,286
1/1/2004-12/31/2004	2,547	2,185	989	121	(180)	5,662
Provisions for losses on loans and advances						
Q1/2004	79	102	85	214	0	480
1/1/2004-12/31/2004	391	395	(72)	1,070	11	1,795
Net commission income						
Q1/2004	322	290	86	2	1	701
1/1/2004-12/31/2004	1,230	1,206	392	9	8	2,845
Trading profit (loss)						
Q1/2004	0	13	242	0	10	265
1/1/2004-12/31/2004	2	86	613	0	27	728
General administrative expenses						
Q1/2004	667	553	293	22	7	1,542
1/1/2004-12/31/2004	2,540	2,270	1,168	87	53	6,118
Balance of other operating income and expenses						
Q1/2004	62	1	7	(1)	0	69
1/1/2004-12/31/2004	94	(34)	14	(12)	39	101
Operating profit (loss)						
Q1/2004	292	154	162	(205)	(104)	299
1/1/2004-12/31/2004	942	778	912	(1,039)	(170)	1,423
Net income from invest-ments						
Q1/2004	(2)	(3)	(11)	0	33	17
1/1/2004-12/31/2004	(31)	(34)	(60)	0	61	(64)

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Amortization of goodwill						
Q1/2004	4	21	10	0	3	38
1/1/2004-12/31/2004	33	84	40	0	8	165
Additions to restructuring provisions						
Q1/2004	0	0	0	0	0	0
1/1/2004-12/31/2004	0	0	0	0	250	250
Additions to special provi-sions for bad debts						
Q1/2004	0	0	0	0	0	0
1/1/2004-12/31/2004	0	0	0	2,500	0	2,500
Balance of other income and expenses						
Q1/2004	(1)	0	0	(37)	(34)	(72)
1/1/2004-12/31/2004	(7)	(4)	(1)	(210)	(135)	(357)
Profit/Loss from ordinary activities/Pre-tax profit						
Q1/2004	285	130	141	(242)	(108)	206
1/1/2004-12/31/2004	871	656	811	(3,749)	(502)	(1,913)

REORGANIZED SEGMENT REPORTING – INCOME STATEMENT BY BUSINESS UNIT Q1/2004 and fiscal year 2004

Business segment Germany

Income statement by business unit

in € m	Private Customers	Corporate Customers and Profes-sionals	Real Estate	Consolida-tion	Total
Operating revenues					
Q1/2004	516	405	117	0	1,038
1/1-12/31/2004	1,844	1,601	426	2	3,873
Loan-loss provisions					
Q1/2004	25	54	0	0	79
1/1-12/31/2004	121	267	3	0	391
General ad-ministrative expenses					
Q1/2004	430	189	48	0	667
1/1-12/31/2004	1,593	774	171	2	2,540
Operating profit (loss)					
Q1/2004	61	162	69	0	292
1/1-12/31/2004	130	560	252	0	942

Austria/CEE business segment

Income statement by business unit

in € m	Private Customers/ Austria	Large Corporates/Real Estate	SME/ Austria	CEE	Consolidation	Total
Operating revenues						
Q1/2004	278	120	155	256	0	809
1/1-12/31/2004	1,131	554	585	1,173	0	3,443
Loan-loss provisions						
Q1/2004	19	6	51	26	0	102
1/1-12/31/2004	74	35	200	86	0	395
General administrative expenses						
Q1/2004	226	73	92	162	0	553
1/1-12/31/2004	908	285	385	692	0	2,270
Operating profit (loss)						
Q1/2004	33	41	12	68	0	154
1/1-12/31/2004	149	234	0	395	0	778

Corporates & Markets business segment

Income statement by business unit

in € m	Markets	Corporates	Consolidation	Total
Operating revenues				
Q1/2004	342	200	(2)	540
1/1-12/31/2004	1,103	912	(7)	2,008
Loan-loss provisions				
Q1/2004	0	85	0	85
1/1-12/31/2004	0	(72)	0	(72)
General administrative expenses				
Q1/2004	186	109	(2)	293
1/1-12/31/2004	717	458	(7)	1,168
Operating profit (loss)				
Q1/2004	156	6	0	162
1/1-12/31/2004	386	526	0	912

Invitation to the conference call on May, 4 at 9:00 am (CET)

The conference call will be led by Dieter Rampl, CEO, and Dr. Wolfgang Sprissler, CFO. After the presentation of the first quarter results 2005 there will be a Q&A session.

The conference will be held in English.

IR-documents

We will publish the main facts and figures in our IR-Release at approx. 7:30 a.m. (CET). The interim report for the first quarter results 2005 and a presentation can be downloaded from our home page: http://www.hvbgroup.com/ir.

Number to dial from

Germany:	069 2222 2245
Europe (incl. U.K.):	0049 69 2222 2245
USA:	01149 69 2222 2245

The conference call will be recorded and can be heard during the first 48 hours at the following telephone numbers:

Germany:	069 22222 0418
Europe (incl. U.K.):	0049 69 22222 0418
USA:	01149 69 22222 0418
(access code:)	3864339#

From then on, the conference can be called up at our homepage.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE 29. APRIL 2005

Veröffentlichung des Ergebnisses der HVB Group zum ersten Quartal 2005 am 04. Mai 2005

- **Die HVB veröffentlicht den Zwischenbericht zum 1. Quartal 2005 am 4. Mai 2005 und informiert die Aktionäre damit bereits im Vorfeld der Hauptversammlung über die Geschäftsentwicklung.**
- **Ein Conference Call wird ebenfalls am 04. Mai um 9.00 Uhr stattfinden.**
- **Ab 1.1.2005 sind zahlreiche geänderte und neue IFRS-Regelungen erstmals anzuwenden. Daher wurden die Vergleichszahlen 2004 in der Gewinn-und Verlustrechnung sowie in der Bilanz angepasst.**
- **Die Segmentberichterstattung wird, wie bereits Anfang des Geschäftsjahres angekündigt, um das Segment Real Estate Restructuring (RER) erweitert.**
- **Das Segment Österreich und CEE wird um das Ressort "Großkunden und Immobilien" erweitert.**
- **Die segmentierten Vorjahreszahlen wurden an die neue Segmentstruktur angepasst.**

Auswirkung der Anwendung geänderter und neuer IFRS

Ab 1.1.2005 sind zahlreiche geänderte und neue IFRS-Regelungen erstmals anzuwenden. Die erstmalige Anwendung ist grundsätzlich rückwirkend vorzunehmen, d.h. dergestalt, als ob sie schon immer angewandt worden sei. Daher haben wir die Vergleichszahlen für das Geschäftsjahr 2004 an die aktuellen Rechnungslegungsvorschriften angepasst. Die IFRS-Änderungen und -Neuerungen wirken sich im Wesentlichen auf die folgenden Bilanz- und GuV-Posten des Jahres 2004 aus:

- Die Anteile in Fremdbesitz sind als separater Unterposten im Eigenkapital darzustellen. Der Ausweis innerhalb des Eigenkapitals erfolgt somit getrennt vom Eigenkapital, das auf die Anteilseigner der HVB AG entfällt. Per 31.12.2004 erhöhte sich dadurch das bilanzielle Eigenkapital um die Anteile in Fremdbesitz in Höhe von 2.509 Mio €.

- Finanzielle Vermögenswerte sind in vier vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten. Die Kategorie "erfolgswirksam zum beizulegenden Zeitwert durch die Gewinn- und Verlustrechnung" (aFVtPL = at fair value through profit or loss) wird in zwei Unterkategorien aufgeteilt. Neben den zu Handelszwecken gehaltenen finanziellen Vermögenswerten können nun auch grundsätzlich alle finanziellen Vermögenswerte beim erstmaligen Ansatz als *erfolgswirksam zum beizulegenden* Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden. Diese Vermögenswerte werden zum beizulegenden Zeitwert bewertet, die Wertschwankungen werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Wegen des sogenannten EU-Endorsements existiert diese Möglichkeit für finanzielle Verbindlichkeiten derzeit nicht. Obwohl eine in der Vergangenheit vorgenommene Klassifizierung grundsätzlich unwiderruflich ist, erlaubt die Neufassung des IAS 39 bei dessen erstmaliger Anwendung eine neue Kategorisierung. Die HVB Group hat finanzielle Vermögenswerte grundsätzlich nur für Hedgefälle in die Kategorie aFVtPL klassifiziert. Die Barreserve hat sich im Rahmen der Erstanwendungsrechnung des neuen IAS 39 um 578 Mio € verringert, da Schatzwechsel der Bank BPH Spólka Akcjna in die Fair Value Option umgruppiert wurden. In diesem Zusammenhang hat die Bank BPH Spólka Akcjna die Schatzwechsel in die Bilanzposition Finanzanlagen umgegliedert. Der Reduzierung der Barreserve steht somit ein Anstieg der Finanzanlagen in gleicher Höhe gegenüber.

- Die objektiven Hinweise auf eine Abschreibung sind vor allem für AfS-Eigenkapitalinstrumente (im Wesentlichen Aktien) erweitert worden. Unter anderem ist eine signifikante oder länger anhaltende Abnahme des beizulegenden Zeitwertes eines gehaltenen Eigenkapitalinstruments unter dessen Anschaffungskosten ein objektiver Hinweis auf eine Wertminderung. Im Gegensatz zu der bisherigen Sichtweise sind die beiden Aufgreifkriterien nun losgelöst voneinander zu beurteilen. Aufgrund der retrospektiven Anwendung dieser neuen Vorschrift haben wir für 2004 Aktienbestände, vor allem an der Münchener Rück AG, um insgesamt 182 Mio € abgeschrieben. Dadurch kommt es für 2004 zu einer Reduzierung des Finanzanlageergebnisses um 182 Mio € und einer Erhöhung der AfS-Rücklage in gleicher Höhe.

- Wertaufholungen auf AfS-Eigenkapitalinstrumente sind nach den geänderten IFRS-Vorschriften ergebnisneutral in der AfS-Rücklage im Eigenkapital auszuweisen. Erst zum Zeitpunkt des Abgangs eines Vermögenswertes ist die AfS-Rücklage ergebniswirksam aufzulösen, so dass sich der entsprechend veränderte Veräußerungsgewinn oder -verlust in der Gewinn- und Verlustrechnung widerspiegelt. Daher wurden in 2004 erfolgswirksam vorgenommene Zuschreibungen in Höhe von insgesamt 36 Mio € rückgängig gemacht und der

entsprechende Betrag in die AfS-Rücklage eingestellt. Andererseits kam es durch eine in 2004 erfolgte Veräußerung unserer Anteile an der Brau und Brunnen AG zu einer Erhöhung des Finanzanlageergebnisses, nachdem erfolgswirksame Zuschreibungen der vergangenen Jahre entsprechend der erwähnten Neuregelung zu eliminieren waren. Per Saldo hat sich aus dieser Änderung des Standards das Finanzanlageergebnis um 23 Mio € und die AfS-Rücklage um 42 Mio € erhöht.

- Bestehen keine Hinweise auf eine Wertminderung von individuell untersuchten finanziellen Vermögenswerten, die zu fortgeführten Anschaffungskosten bewertet werden, sind diese in Gruppen mit gleichen Kreditrisikomerkmalen zusammenzufassen. Die Bewertung der Wertminderung ist dann zwingend zusätzlich auf Portfolioebene durchzuführen. Eine Methode zur Berechnung von Wertminderungen auf Grund dieser inhärenten Risiken wird nunmehr im IAS 39 vorgegeben. Danach werden künftige Cashflows aus einer Gruppe finanzieller Vermögenswerte, die auf Portfolioebene auf Wertminderung beurteilt werden, anhand von historischen Ausfallquoten geschätzt. Mit Hilfe dieser historischen Ausfallquoten ist für eingetretene aber noch nicht bekannt gewordene Verluste ein Wertminderungsaufwand zu erfassen. Durch diese Neuerung hat sich bei unserem Tochterunternehmen Bank Austria Creditanstalt AG die Risikovorsorge per 31. Dezember 2003 rückwirkend um 113 Mio € erhöht. Für 2004 wurden davon 18 Mio € rückwirkend aufgelöst.

- Nach der Änderung des IAS 28 sind Abschlüsse at-Equity bewerteter Unternehmen ohne Ausnahme zwingend an konzerneinheitliche Bilanzierungs- und Bewertungsmethoden anzupassen. Durch die Anpassungen erhöhen sich per 31.12.2004 die Anteile an at-Equity bewerteten Unternehmen und das Eigenkapital des Konzerns. Die Geschäfts- oder Firmenwerte aus at-Equity bewerteten Unternehmen weisen wir in der Bilanz nicht mehr unter den Immateriellen Vermögenswerten, sondern unter den Finanzanlagen aus.

Anpassung der Gewinn-und Verlustrechnung und Bilanz für 2004

in Mio €	1.1.- 31.3.2004 nach Anpas-sung	1.1.- 31.3.2004 vor Anpas-sung	1.1.- 31.12.2004 nach Anpas-sung	1.1.- 31.12.2004 vor Anpassung
Zinsüberschuss	1.286	1.285	5.662	5.656
Kreditrisikovorsorge	480	485	1.795	1.813
Zinsüberschuss nach Kreditrisiko-vorsorge	806	800	3.867	3.843
Provisionsüberschuss	701	701	2.845	2.845
Handelsergebnis	265	262	728	718
Verwaltungsaufwand	1.542	1.542	6.118	6.118
Saldo sonstige betriebliche Erträ-ge/Auf-wendungen	69	69	101	101
Betriebsergebnis	**299**	**290**	**1.423**	**1.389**
Finanzanlageergebnis	17	19	- 64	102
Abschreibungen auf Geschäfts- oder Firmenwerte	38	38	165	165
Zuführung zu Restrukturierungs-rückstellungen	0	0	250	250
Zuführung zu Sonderwertberichti-gungen	0	0	2.500	2.500
Saldo übrige Erträ-ge/Aufwendungen	- 72	- 72	- 357	- 357
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**206**	**199**	**- 1.913**	**- 1.781**
Ertragsteuern	90	88	224	211
Jahresüberschuss/-fehlbetrag	**116**	**111**	**- 2.137**	**- 1.992**
Fremdanteile am Jahresüber-schuss/-fehlbetrag	- 60	- 58	- 288	- 286
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**56**	**53**	**- 2.425**	**- 2.278**

AKTIVA in Mio €	31.12.2004 nach Anpassung	31.12.2004 vor Anpassung
Barreserve	6.903	7.481
Handelsaktiva	91.711	91.726
Forderungen an Kreditinstitute	47.479	47.479
Forderungen an Kunden	275.119	275.119
Wertberichtigungen auf Forderungen	-13.404	- 13.315
Finanzanlagen	44.483	43.648
Sachanlagen	2.855	2.855
Immaterielle Vermögenswerte	2.627	2.799
Ertragsteueransprüche	4.157	4.133
Sonstige Aktiva	5.455	5.483
SUMME DER AKTIVA	**467.385**	**467.408**

PASSIVA in Mio €	31.12.2004 nach Anpassung	31.12.2004 vor Anpassung
Verbindlichkeiten gegenüber Kreditinstituten	103.606	103.606
Verbindlichkeiten gegenüber Kunden	144.451	144.451
Verbriefte Verbindlichkeiten	109.562	109.562
Handelspassiva	59.831	59.861
Rückstellungen	4.460	4.460
Ertragsteuerverpflichtungen	3.030	3.010
Sonstige Passiva	10.015	10.004
Nachrangkapital	18.454	18.454
Anteile in Fremdbesitz	--	2.515
Eigenkapital	13.976	11.485
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	11.467	11.485
Gezeichnetes Kapital	2.252	2.252
Kapitalrücklage	9.103	9.331
Gewinnrücklagen	--	--
Rücklagen aus Währungs- und sonstigen Veränderungen	227	227
Bewertungsänderungen von Finanzinstrumenten	- 115	- 325
AfS-Rücklage	354	132
Hedge-Rücklage	-469	- 457
Konzerngewinn	--	--
Anteile in Fremdbesitz	2.509	--
SUMME DER PASSIVA	**467.385**	**467.408**

Reorganisation der Vergleichszahlen zum ersten Quartal des Geschäftsjahres 2004 auf Segment- und Ressortebene

Auf Grund der nachstehend beschriebenen aufbauorganisatorischen Veränderungen innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Quartal 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Im Einzelnen wurden folgende, für die Darstellung der Geschäftsfelder bzw. Ressorts relevanten Veränderungen, vorgenommen:

Das Segment Real Estate Restructuring ist durch die Überführung der bisher dem Geschäftsfeld Deutschland zugeordneten Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG sowie der Restbestände des Segments Workout Immobilien entstanden.

Im Geschäftsfeld Österreich und CEE haben wir uns zur besseren Steuerung der Ressorts entschlossen, die Transparenz in der internen und externen Berichterstattung zu erhöhen und weisen daher ab dem 1. Quartal 2005 das Ressort "Firmenkunden" getrennt von den Ressorts "Privatkunden" und "Großkunden und Immobilien" aus. Bis dato waren die nun dem neuen Ressort "Firmenkunden" zugeordneten Kunden teils in "Privatkunden" und teils im alten Ressort "Firmenkunden" enthalten und haben dadurch die Profitabilität beider Ressorts belastet. Durch diese Quersubventionierung wurde insbesondere der Eindruck erweckt, dass das gesamte Firmenkundengeschäft unprofitabel wäre.

Im Rahmen der Optimierung unserer auf der Marktzinsmethode basierenden Zinssteuerung und aufgrund der Anpassung unserer Refinanzierungsstruktur an die Marktopportunitäten ergaben sich diverse Auswirkungen auf den segmentierten Zinsüberschuss. In diesem Zusammenhang haben wir zur Bildung einer klareren Aufgabenabgrenzung auch die Dispositionsverantwortung für nicht handelsbuchbezogene Transaktionen vom Ressort Markets in das Geschäftsfeld Sonstiges übertragen. Zudem haben wir Veränderungen bei konzerninternen Verrechnungsmodalitäten mit Wirkung auf den segmentierten Provisionsüberschuss vorgenommen.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

REORGANISIERTE ERFOLGSZAHLEN NACH GESCHÄFTSFELDERN
Q1/2004 sowie Gesamtjahr 2004

in Mio €	Deutsch-land	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
Q1/2004	654	505	205	30	-108	1.286
1.1.-31.12. 2004	2.547	2.185	989	121	-180	5.662
Kreditrisikovorsorge						
Q1/2004	79	102	85	214	0	480
1.1.-31.12. 2004	391	395	-72	1.070	11	1.795
Provisionsüberschuss						
Q1/2004	322	290	86	2	1	701
1.1.-31.12. 2004	1.230	1.206	392	9	8	2.845
Handelsergebnis						
Q1/2004	0	13	242	0	10	265
1.1.-31.12. 2004	2	86	613	0	27	728
Verwaltungsaufwand						
Q1/2004	667	553	293	22	7	1.542
1.1.-31.12. 2004	2.540	2.270	1.168	87	53	6.118

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo sonstige betriebliche Erträge/Aufwendungen						
Q1/2004	62	1	7	-1	0	69
1.1.-31.12. 2004	94	-34	14	-12	39	101
Betriebsergebnis						
Q1/2004	292	154	162	-205	-104	299
1.1.-31.12. 2004	942	778	912	-1.039	-170	1.423
Finanzanlageergebnis						
Q1/2004	-2	-3	-11	0	33	17
1.1.-31.12. 2004	-31	-34	-60	0	61	-64
Abschreibungen auf Geschäfts- oder Firmenwerte						
Q1/2004	4	21	10	0	3	38
1.1.-31.12. 2004	33	84	40	0	8	165

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zuführung zu Restrukturierungsrückstellungen						
Q1/2004	0	0	0	0	0	0
1.1.-31.12. 2004	0	0	0	0	250	250
Zuführung zu Sonderwertberichtigungen						
Q1/2004	0	0	0	0	0	0
1.1.-31.12. 2004	0	0	0	2.500	0	2.500
Saldo übrige Erträge/ Aufwendungen						
Q1/2004	-1	0	0	-37	-34	-72
1.1.-31.12. 2004	-7	-4	-1	-210	-135	-357
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
Q1/2004	285	130	141	-242	-108	206
1.1.-31.12. 2004	871	656	811	-3.749	-502	-1.913

REORGANISIERTE ERFOLGSZAHLEN NACH RESSORTS
Q1/2004 und Gesamtjahr 2004

Geschäftsfeld Deutschland

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
Q1/2004	516	405	117	0	1.038
1.1.-31.12.2004	1.844	1.601	426	2	3.873
Kreditrisikovorsorge					
Q1/2004	25	54	0	0	79
1.1.-31.12.2004	121	267	3	0	391
Verwaltungsaufwand					
Q1/2004	430	189	48	0	667
1.1.-31.12.2004	1.593	774	171	2	2.540
Betriebsergebnis					
Q1/2004	61	162	69	0	292
1.1.-31.12.2004	130	560	252	0	942

Geschäftsfeld Österreich/CEE

in Mio €	Privatkunden Österreich	Großkunden/ Immobilien	Firmenkunden Österreich	Zentral- und Osteuropa	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
Q1/2004	278	120	155	256	0	809
1.1.-31.12.2004	1.131	554	585	1.173	0	3.443
Kreditrisikovorsorge						
Q1/2004	19	6	51	26	0	102
1.1.-31.12.2004	74	35	200	86	0	395
Verwaltungsaufwand						
Q1/2004	226	73	92	162	0	553
1.1.-31.12.2004	908	285	385	692	0	2.270
Betriebsergebnis						
Q1/2004	33	41	12	68	0	154
1.1.-31.12.2004	149	234	0	395	0	778

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
Q1/2004	342	200	-2	540
1.1.-31.12.2004	1.103	912	-7	2.008
Kreditrisikovorsorge				
Q1/2004	0	85	0	85
1.1.-31.12.2004	0	-72	0	-72
Verwaltungsaufwand				
Q1/2004	186	109	-2	293
1.1.-31.12.2004	717	458	-7	1.168
Betriebsergebnis				
Q1/2004	156	6	0	162
1.1.-31.12.2004	386	526	0	912

Einladung zum Conference Call am 04. Mai 2005 um 9.00 Uhr (CET)

An der Telefonkonferenz werden Dieter Rampl, CEO, und Dr. Wolfgang Sprißler, CFO, teilnehmen. Nach Vorstellung der Ergebnisse zum ersten Quartal 2005, haben Sie im Anschluss die Möglichkeit Fragen zu stellen.

Konferenzsprache wird Englisch sein.

IR-Unterlagen

Um ca. 7:30 Uhr werden wir die wesentlichen Ergebnisse und Aussagen in einer IR-Release veröffentlichen. Der Zwischenbericht zum 31. März 2005 und Präsentationsunterlagen werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Einwahlnummern aus

Deutschland:	069 2222 2245
Europa (inkl. U.K.):	0049 69 2222 2245
USA:	01149 69 2222 2245

Die Telefonkonferenz wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

Deutschland:	069 22222 0418
Europa (inkl. U.K.):	0049 69 22222 0418
USA:	01149 69 22222 0418
(access code:)	3864339#

Danach ist die Telefonkonferenz auf unserer Homepage abrufbar.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

HVB Group



INVESTOR RELATIONS RELEASE **MAY 4, 2005**

Results for the first quarter of 2005: net profit of €336 million generated

- **Operating profit (€548 million) surges 83.3% year-on-year in the first quarter of 2005**
  - **total operating revenues advance 6.5%: net interest income (€1,404 million) improves noticeably, net commission income (€757 million) increases significantly, excellent trading result (€322 million)**
  - **loan-loss provisions (€323 million) clearly reduced**
  - **administrative expenses (€1,600 million) increase in line with expectations**
- **Pre-tax profit (€565 million) nearly triples**
- **Profit (€336 million) increases by a factor of six**
- **Return on equity after taxes 11.6%, cost-income ratio 64.8%**

Today, HVB Group presents its interim report at March 31, 2005. The comparative figures have been adjusted to reflect the required initial application of revised IFRS. As a result of changes to the organizational structure of HVB Group, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first quarter of fiscal 2005. We therefore adjusted the prior-year figures to match the new structure in the segment information already published on April 29. IMB-Bank, Moscow, will be fully consolidated in the course of the second quarter after we increased our stake to 53% end of April. This must be taken into account in the analysis of net interest income and net commission income, administrative expenses and minority interests in net profit in particular.

In the first three months of the year, HVB Group recorded strong financial performance. Its operating result, pre-tax profit and net profit all significantly exceeded their respective prior-year figures. This is attributable to a pleasing trend in the operating business. Net interest income increased substantially. Due to the intensified initiatives in the customer business, net commission income recorded a satisfactory increase. In a favorable capital market environment, HVB Group generated an excellent trading result. As expected, administrative expenses increased

due to targeted capital expenditure, while loan-loss provisions declined noticeably. Overall, the good performance discernible in the fourth quarter of 2004 was accelerated. HVB Group's return on equity after taxes exceeded the target range envisaged for full-year 2004 after the first three months.

Dieter Rampl, Board Spokesman of HVB Group, comments: "We had a good start into the new fiscal year. All business segments are making substantial earnings contributions. This shows that HVB Group is well positioned as a bank for private and corporate customers in Germany, Austria and Central and Eastern Europe."

Detailed breakdown of the results:

Net interest income – including one-time effects of €11 million – amounted to €1,404 million in the first quarter of 2005, exceeding the prior-year level of €1,286 million by 9.2%. In this context, it should be noted that net interest income after the first three months does not yet include any noteworthy dividend income received by Bank Austria Creditanstalt.

Net commission income stood at €757 million – a significant increase of 8% compared to the level of €701 million recorded in the first quarter of 2004. One of the main reasons for this trend was the sale of innovative investment products. At €322 million, the trading result recorded a particularly pleasing performance. The already high prior-year level of €265 million was exceeded by 21.5%. In particular, this increase is attributable to above-average performance in interest and currency-related transactions.

The balance of other operating income and expenses amounts to –€12 million. At €2,471 million in the first quarter of 2005 (previous year: €2,321 million), total operating revenues recorded an increase of 6.5%.

Administrative expenses came to €1.600 million, exceeding the the first quarter of 2004 (€1,542 million) by 3.8%. The cost-income ratio improved to 64.8% at the end of March (previous year: 66.4%). For fiscal 2005 as a whole, we expect loan-loss provisions of approx. €1,3 billion, which translates into a pro-rata figure of €323 million for the first three months. This corresponds to a pronounced decline of 32.7% compared to the prior-year level (€480 million).

At €548 million, the operating result nearly doubled (previous year: €299 million). This means that the sustained operating improvement recorded in fiscal 2004 continued.

Net income from investments, which includes €34 million from the sale of shares held in Premiere AG, amounted to €54 million (previous year: €17 million). In accordance with the new IFRS, regular amortization of goodwill has been discontinued since January 1, 2005. Non-scheduled impairments were not necessary in the first quarter of 2005. The balance of other income and expenses also includes pro-rata absorbed losses for companies attributable to the Real Estate Restructuring (RER) segment.

The pre-tax profit stood at €565 million after the first three months (previous year: €206 million) and thus nearly tripled. On the basis of a tax rate of 28.3% anticipated for fiscal 2005 as a whole, net income came to €405 million (previous year: €116 million). The increase in minority interests in net income to €69 million is mainly attributable to the continued strong performance of Bank Austria Creditanstalt. In the first three months, HVB Group generated a net profit of €336 million, compared to €56 million in the same period of the previous year.

Segment reporting

The individual business segments made the following contributions to the bank's operating profit of €548 million:

Germany	€203 million
Austria & CEE	€223 million
Corporates & Markets	€222 million
Real Estate Restructuring	€ 10 million

As a result of the changes to the organizational structure of HVB Group described on April 29, 2005, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first quarter of fiscal 2005. In the segment information, the prior year figures have thus been adjusted to match the new structure. The effects of applying new and revised IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior year values for segment reporting.

With an operating profit of € 203 million, the Germany business segment made a significant contribution to the bank's overall operating result in the first quarter. This was attributable to the strong performance of operating core revenues and a decline in administrative expenses. After adjustment for the disposal gain for BethmannMaffei, the operating profit before loan-loss provisions advanced by 15.4% year-on-year.

The decline in operating profit compared to the previous year (€292 million) is due to the separation of the Real Estate Restructuring segment. This results in a positive baseline effect in the prior-year figures for loan-loss provisions, which reached a normalized level in the first quarter of 2005. This level is in line with the target for fiscal 2005 as a whole. By contrast, net interest income edged up slightly, by 1.4%, and net commission income increased substantially, by 13%. Due to the disposal gain for BethmannMaffei (adjusted: 3.7%) included in the prior-year figures, total operating revenues contracted by –1.6%. Administrative expenses likewise declined by 2%. The cost-income ratio improved slightly, to 64.1%.

With an operating profit of €223 million, the Austria/CEE business segment recorded another substantial increase of 45% compared to the previous year (€154 million). Thanks to the strong performance of net interest income (+9%), net commission income (+11%) and trading result (+38%), total operating revenues rose by 12%. Administrative expenses increased by 4%. This led to a decline in the cost-income ratio to 63.3%. Loan-loss provisions were up 8% compared to the low prior-year level.

With €222 million, the operating result in the Corporates & Markets business segment surged 37% compared to the previous year (€162 million). Increases in net interest income (+9%) and trading result (+26%) were accompanied by a decline in net commission income (-21%). Total operating revenues advanced 7%, while administrative expenses increased by 5%. The cost-income ratio receded to 53.5%. Loan-loss provisions declined substantially, by 45%.

The new Real Estate Restructuring segment (RER) comprises the ailing real estate exposures from the entire German real estate finance business of HVB AG and the remaining portfolios of the former Real Estate Workout segment. At €10 million, the segment posted a slightly positive operating profit. Against the background of total operating revenues of €33 million (almost exclusively net interest income), administrative expenses amounted to €23 million. After the additional risk cover resulting from the extraordinary provision in the 2004 consolidated financial statements, no loan-loss provisions had to be posted for this segment.

Return on equity before taxes of HVB Group increased from 7.1% (at March 31, 2004, after adjustment for goodwill amortization) to 15.9%; return on equity after taxes climbed from 3.3% (at March 31, 2004, after adjustment for goodwill amortization) to 11.6%.

Risk-weighted assets and capital ratios

At March 31, 2005, risk-weighted assets compliant with BIS rules amounted to €242.0 billion. This is €3.4 bn more than the level recorded at yearend 2004. The core capital ratio came to 6.4% (6.6% at December 31, 2004), the equity funds ratio stood at 10.2% (10.4% at December 31, 2004).

The interim report for the first quarter of 2005 will be made available for downloading on our homepage at http://www.hvbgroup.com/ir. A conference call will be held at 9:00 a.m. (CET). An analyst presentation can be accessed on the Internet.

Number to dial from

Germany:	069 2222 2245
Europe (incl. U.K.):	0049 69 2222 2245
USA:	01149 69 2222 2245

The conference call will be recorded and can be heard during the first 48 hours at the following telephone numbers:

Germany:	069 22222 0418
Europe (incl. U.K.):	0049 69 22222 0418
USA:	01149 69 22222 0418
(access code:)	3864339#

From then on, the conference can be called up at our homepage.

Financial Highlights

	1/1/-3/31/2005	1/1/-3/31/2004
Key indicators (in %)		
Return on equity after taxes [1)]	11.6	3.3
Return on equity before taxes [1)]	15.9	7.1
Cost-income ratio (based on operating revenues)	64.8	66.4
Earnings	**1/1/-3/31/2005**	**1/1/-3/31/2004**
Operating profit (in € million)	548	299
Profit/loss from ordinary activities/Pre-tax profit (in € million)	565	206
Profit/loss (in € million)	336	56
Earnings per share (in €)[1)]	0.45	0.18
Balance sheet figures (in € billion)	**3/31/2005**	**12/31/2004**
Total assets	469.9	467.4
Total lending volume	326.2	324.6
Shareholders' equity	14.6	14.0
Key capital ratios compliant with BIS	**3/31/2005**	**12/31/2004 [2)]**
Core capital (in € billion)	15.4	15.7
Equity funds (in € billion)	27.2	27.1
Risk assets (in € billion)	242.0	238.6
Core capital ratio (in %)	6.4	6.6[3)]
Equity funds ratio (in %)	10.2	10.4
Share information	**1/1/-3/31/2005**	**2004**
Share price		
Reporting date (in €)	18.87	16.70
High (in €)	19.05	21.13
Low (in €)	16.30	12.86
Market capitalization, reporting data (in € billion)	14.2	12.5
	3/31/2005	**12/31/2004**
Employees	57.347	57.806
Branch offices	2.085	2.036

1) 2004 figures adjusted for amortization of goodwill

2) According to approved financial statements

3) 6.2% including consolidation and other effects to be taken into account from the start of 2005

Income statement from January 1 to March 31, 2005

in € million	1/1/-3/31/ 2005	1/1/-3/31/ 2004	Change in € m	Change in %
Interest income	4,209	4,310	- 101	- 2.3
Interest expenses	2,805	3,024	- 219	- 7.2
Net interest income	1,404	1,286	+ 118	+ 9.2
Provisions for losses on loans and advances	323	480	- 157	- 32.7
Net interest income after provisions for losses on loans and advances	1,081	806	+ 275	+ 34.1
Commission income	903	854	+ 49	+ 5.7
Commission expenses	146	153	- 7	- 4.6
Net commission income	757	701	+ 56	+ 8.0
Trading profit	322	265	+ 57	+ 21.5
Administrative expenses	1,600	1,542	+ 58	+ 3.8
Balance of other operating income and expenses	- 12	69	- 81	>- 100.0
Operating profit	**548**	**299**	**+ 249**	**+ 83.3**
Net income from investments	54	17	+ 37	>+ 100.0
Amortization of goodwill	--	38	- 38	- 100.0
Balance of other income and expenses	- 37	- 72	+ 35	+ 48.6
Profit from ordinary activities/ Pre-tax profit	**565**	**206**	**+ 359**	**>+ 100.0**
Taxes on income	160	90	+ 70	+ 77.8
Net profit	**405**	**116**	**+ 289**	**>+ 100.0**
Minority interests in net income	- 69	- 60	- 9	- 15.0
Profit/loss	**336**	**56**	**+ 280**	**>+ 100.0**

Consolidated balance sheet as of March 31, 2005

ASSETS in € million	3/31/2005	12/31/2004	Change in € m	in %
Cash reserves	5,091	6,903	- 1,812	- 26.2
Assets held for trading purposes	88,586	91,711	- 3,125	- 3.4
Placements with, and loans and advances to, other banks	52,306	47,479	+ 4,827	+ 10.2
Loans and advances to customers	275,703	275,119	+ 584	+ 0.2
Write-downs on loans and advances	- 13,597	- 13,404	- 193	- 1.4
Investments	46,390	44,483	+ 1,907	+ 4.3
Property, plant and equipment	2,783	2,855	- 72	- 2.5
Intangible assets	2,604	2,627	- 23	- 0.9
Income tax assets	4,127	4,157	- 30	- 0.7
Other assets	5,869	5,455	+ 414	+ 7.6
TOTAL ASSETS	**469,862**	**467,385**	**+ 2,477**	**+ 0.5**

Consolidated balance sheet as of March 31, 2005

SHAREHOLDERS' EQUITY AND LIABILITIES in € million	3/31/2005	12/31/2004	Change in € m	Change in %
Deposits from other banks	103,285	103,606	- 321	- 0.3
Amounts owed to other depositors	147,852	144,451	+ 3,401	+ 2.4
Promissory notes and other liabilities evidenced by paper	110,505	109,562	+ 943	+ 0.9
Liabilities held for trading purposes	58,377	59,831	- 1,454	- 2.4
Provisions	4,518	4,460	+ 58	+ 1.3
Income tax liabilities	3,063	3,030	+ 33	+ 1.1
Other liabilities	9,665	10,015	- 350	- 3.5
Subordinated capital	17,962	18,454	- 492	- 2.7
Shareholders' equity	14,635	13,976	+ 659	+ 4.7
Shareholders' equity attributable to shareholders of HVB AG	11,996	11,467	+ 529	+ 4.6
Subscribed capital	2,252	2,252	0	0.0
Additional paid-in capital	9,103	9,103	+ 0	+ 0.0
Retained earnings	--	--	--	--
Reserves from currency and other changes	272	227	+ 45	+ 19.8
Change in valuation of financial instruments	33	- 115	+ 148	>+100.0
AfS reserve	508	354	+ 154	+ 43.5
Hedge reserve	- 475	- 469	- 6	- 1.3
Consolidated profit/loss 2004	--	--		
Profit/loss/ 1/1/-3/31/	336	0	+ 336	--
Minority interests	2,639	2,509	+ 130	+ 5.2
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**469,862**	**467,385**	**+ 2,477**	**+ 0.5**

Income statement by business segment from January 1 to March 31, 2005

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/ - 3/31/2005	663	548	224	32	- 63	1,404
1/1/ - 3/31/2004	654	505	205	30	- 108	1,286
Provisions for losses on loans and advances						
1/1/ - 3/31/2005	164	110	47	--	2	323
1/1/ - 3/31/2004	79	102	85	214	--	480
Net commission income						
1/1/ - 3/31/2005	364	322	68	2	1	757
1/1/ - 3/31/2004	322	290	86	2	1	701
Trading profit (loss)						
1/1/ - 3/31/2005	--	18	304	--	--	322
1/1/ - 3/31/2004	--	13	242	--	10	265
General administrative expenses						
1/1/ - 3/31/2005	654	575	309	23	39	1,600
1/1/ - 3/31/2004	667	553	293	22	7	1,542
Balance of other operating income and expenses						
1/1/ - 3/31/2005	- 6	20	- 18	- 1	- 7	- 12
1/1/ - 3/31/2004	62	1	7	- 1	--	69

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Operating profit (loss)						
1/1/ - 3/31/2005	203	223	222	10	- 110	548
1/1/ - 3/31/2004	292	154	162	- 205	- 104	299
Net income from investments						
1/1/ - 3/31/2005	--	- 7	41	--	20	54
1/1/ - 3/31/2004	- 2	- 3	- 11	--	33	17
Amortization of goodwill						
1/1/ - 3/31/2005	--	--	--	--	--	--
1/1/ - 3/31/2004	4	21	10	--	3	38
Balance of other income and expenses						
1/1/ - 3/31/2005	- 1	--	--	- 33	- 3	- 37
1/1/ - 3/31/2004	- 1	--	--	- 37	- 34	- 72
Profit/loss from ordinary activities/Pre-tax profit						
1/1/ - 3/31/2005	202	216	263	- 23	- 93	565
1/1/ - 3/31/2004	285	130	141	- 242	- 108	206
of which: Bank Austria-Creditanstalt Group						
1/1/ - 3/31/2005	--	216	42	--	- 14	244
1/1/ - 3/31/2004	--	130	22	--	13	165

Income statement by business unit Germany business segment

in € million	Private Customers	Corporate Customers and Professionals	Real Estate	Consoli-dation	Germany Business Segment Total
Operating revenues					
3/31/2005	470	435	116	--	1,021
3/31/2004 (reorganized)	516	405	117	--	1,038
3/31/2004 (before reorganization)	516	418	128	--	1,062[1)]
Loan-loss provisions					
3/31/2005	39	78	47	--	164
3/31/2004 (reorganized)	25	54	--	--	79
3/31/2004 (before reorganization)	45	152	84	--	281[1)]
General administra-tive expenses					
3/31/2005	410	203	41	--	654
3/31/2004 (reorganized)	430	189	48	--	667
3/31/2004 (before reorganization)	435	195	59	--	689[1)]
Operating profit (loss)					
3/31/2005	21	154	28	--	203
3/31/2004 (reorganized)	61	162	69	--	292
3/31/2004 (before reorganization)	36	71	- 15	--	92[1)]
For information only: Operating result before loan-loss provisions					
3/31/2005	60	232	75	--	367
3/31/2004 (reorganized)	86	216	69	--	371
3/31/2004 (before reorganization)	81	223	69	--	373
Cost-income ratio					
3/31/2005	87.2%	46.7%	35.3%	--	64.1%
3/31/2004 (reorganized)	83.3%	46.7%	41.0%	--	64.3%
3/31/2004 (before reor-ganization)	84.3%	46.7%	46.1%	--	64.9%

1) as stated in the annual report 2004

Austria/CEE business segment

in € million	Private Customers/ Austria	SME/ Austria	Large Corporates/ Real Estate	CEE	Consoli-dation	Austria/ CEE Business Segment Total
Operating revenues						
3/31/2005	289	142	141	336	--	908
3/31/2004	278	155	120	256	--	809
Loan-loss provisions						
3/31/2005	23	37	14	36	--	110
3/31/2004	19	51	6	26	--	102
General ad-ministrative expenses						
3/31/2005	226	91	66	192	--	575
3/31/2004	226	92	73	162	--	553
Operating profit (loss)						
3/31/2005	40	14	61	108	--	223
3/31/2004	33	12	41	68	--	154
Cost-income ratio						
3/31/2005	78.2%	64.1%	46.8%	57.1%	--	63,3%
3/31/2004	81.3%	59.4%	60.8%	63.3%	--	68,4%

Corporates & Markets business segment

in € million	Markets	Corporates	Consolidation	Corporates & Markets Business Segment Total
Operating revenues				
3/31/2005	370	208	--	578
3/31/2004	342	200	- 2	540
Loan-loss provisions				
3/31/2005	--	47	--	47
3/31/2004	--	85	--	85
General administrative expenses				
3/31/2005	200	109	--	309
3/31/2004	186	109	- 2	293
Operating profit (loss)				
3/31/2005	170	52	--	222
3/31/2004	156	6	--	162
Cost-income ratio				
3/31/2005	54.1%	52.4%	--	53.5%
3/31/2004	54.4%	54.5%	--	54.3%

Return on equity by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring [1]	Other/ Consolidation	HVB Group
Return on equity before taxes [2), 3)]						
1/1/ - 3/31/2005	14.2	20.5	31.9	--	--	15.9
1/1/ - 3/31/2004	20.7	17.8	17.7	--	--	7.1

1) Ratios for the "Real Estate Restructuring" segment have no informative value

2) 2004 figures adjusted for amortization of goodwill

3) Pre-tax profit as a proportion of average shareholders' equity including minority interests (excluding change in valuation of financial instruments)

Investor Relations Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Jens.Brueckner@hvb.de ☎ +49-89-378 21935
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Natascha.Ropeter@hvb.de ☎ +49-89-378 26024
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE **4. MAI 2005**

Ergebnis des ersten Quartals 2005: Gewinn von 336 Mio erzielt

- **Betriebsergebnis (548 Mio.) l egte im ersten Quartal 2005 geg. Vorjahr um 83,3% zu**
  - **Gesamte operative Erträge um 6,5% erhöht: Zinsüberschuss (1.404 Mio.) s pürbar verbessert, Provisionsüberschuss (757 Mio.) deutl ich gesteigert, sehr gutes Handelsergebnis (322 Mio.)**
  - **Kreditrisikovorsorge (323 Mio.) kl ar gesenkt**
  - **Verwaltungsaufwendungen (1.600 Mio.) erw artungsgemäß angestiegen**
- **Ergebnis vor Steuern (565 Mio.) nah ezu verdreifacht**
- **Gewinn (336 Mio.) v ersechsfacht**
- **Eigenkapitalrentabilität nach Steuern 11,6%, Cost-Income-Ratio 64,8%**

Die HVB Group legt heute ihren Zwischenbericht zum 31. März 2005 vor. Die Vorjahreswerte wurden aufgrund der erforderlichen Erstanwendungsrechnung geänderter IFRS angepasst. Aufgrund aufbauorganisatorischer Veränderungen innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Quartal 2005 ermittelten Erfolgszahlen vergleichbar. Daher haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst. Dies wurde bereits am 29. April veröffentlicht. Die Vollkonsoliderung der IMB-Bank, Moskau, werden wir im Laufe des zweiten Quartals vornehmen, nachdem wir Ende April unseren Anteil auf 53% erhöht haben. Dies ist bei der Analyse insbesondere von Zins- und Provisionsüberschuss, der Verwaltungsaufwendungen sowie der Fremdanteile am Ergebnis zu beachten.

Die HVB Group verzeichnete in den ersten drei Monaten des Jahres eine sehr gute finanzielle Entwicklung. Betriebsergebnis, Ergebnis vor Steuern und Gewinn übertrafen die jeweiligen Vorjahreswerte signifikant. Dem liegt ein erfreulicher Trend im operativen Geschäft zugrunde. Der Zinsüberschuss erhöhte sich deutlich. Infolge der forcierten Initiativen im Kundengeschäft legte der Provisionsüberschuss erfreulich zu. In einem günstigen Kapitalmarktumfeld erzielte

die HVB Group ein ausgezeichnetes Handelsergebnis. Erwartungsgemäß stiegen die Verwaltungsaufwendungen infolge gezielter Investitionen an, während die Risikovorsorge deutlich zurückging. Insgesamt konnte die gute Entwicklung des vierten Quartals 2004 beschleunigt werden. Bei der Eigenkapitalrentabilität nach Steuern lag die HVB Group nach den ersten drei Monaten über dem für das Gesamtjahr 2005 angestrebten Zielkorridor.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Wir sind gut in das neue Geschäftsjahr gestartet. Alle Geschäftsfelder liefern substanzielle Ergebnisbeiträge. Das zeigt: Die HVB Group ist als Bank für Privat- und Firmenkunden in Deutschland, Österreich sowie in Zentral- und Osteuropa richtig aufgestellt."

Die Ergebnisse im Einzelnen:

Der Zinsüberschuss belief sich im ersten Quartal 2005 – einschließlich Einmaleffekten in Höhe von 11 Mio - a uf 1.404 Mio. . Damit lag er 9,2% über dem Vorjahreswert von 1.286 Mio . Zu berücksichtigen ist, dass der Zinsüberschuss nach den ersten drei Monaten noch keine nennenswerten, bei der Bank Austria Creditanstalt anfallende Dividendenerträge, enthält.

Der Provisionsüberschuss lag mit 757 Mio. um 8,0% deutlich über dem Wert des ersten Quartals 2004 von 701 Mio. . Di es resultiert vor allem auch aus dem Absatz innovativer Investmentprodukte. Mit 322 Mio. entwickelte sich der Handel besonders erfreulich. Der bereits hohe Vorjahreswert von 265 Mio. wurde um 21,5% übertroffen. Der Anstieg ist insbesondere auf eine überdurchschnittliche Entwicklung in den Bereichen des zins- und währungsbezogenen Geschäfts zurückzuführen.

Der Saldo sonstige betriebliche Erträge und Aufwendungen beträgt –12 Mio . Die gesamten operativen Erträge verzeichneten mit 2.471 Mio. im ersten Quartal 2005 (Vorjahr: 2.321 Mio.) ein en Anstieg von 6,5%.

Die Verwaltungsaufwendungen von 1.600 Mio. e rhöhten sich gegenüber dem ersten Quartal 2004 (1.542 Mio.) um 3,8%. Die Cost-income-ratio verbesserte sich per Ende März auf 64,8% (Vorjahr: 66,4%). Für das Gesamtjahr 2005 erwarten wir eine Risikovorsorge in Höhe von rund 1,3 Mrd. , das sind anteilig für die ersten drei Monate 323 Mio. . Di es entspricht einem kräftigen Rückgang gegenüber dem Vorjahreswert (480 Mio.) v on 32,7%.

Das Betriebsergebnis von 548 Mio. h at sich nahezu verdoppelt (Vorjahr 299 Mio.). Damit setzt sich die nachhaltige operative Ergebnisverbesserung aus dem Geschäftsjahr 2004 fort.

Das Finanzanlageergebnis, das mit 34 Mio. den Verkauf von Anteilen an der Premiere AG enthält, betrug 54 Mio. (V orjahr 17 Mio.). Geschäfts- oder Firmenwerte werden gemäß des neuen IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen waren im ersten Quartal 2005 nicht vorzunehmen. In den übrigen Erträgen und Aufwendungen sind auch Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring (RER) zugeordnet sind, anteilig berücksichtigt.

Das Ergebnis vor Steuern erreichte nach den ersten drei Monaten 565 Mio. (V orjahr 206 Mio.) u nd hat sich damit annähernd verdreifacht. Bei einer für das Gesamtjahr erwarteten Steuerquote von 28,3 % betrug das Ergebnis nach Steuern 405 Mio. (Vorjahr 116 Mio.). D er Anstieg der Fremdanteile am Ergebnis auf 69 Mio. ist im Wesentlichen auf die weiterhin gute Entwicklung der Bank Austria Creditanstalt zurückzuführen. Die HVB Group erzielte in den ersten drei Monaten einen Gewinn von 336 Mio. gegenüber 56 Mio. im V orjahreszeitraum.

Erfolgsrechnung nach Geschäftsfeldern

Zum Betriebsergebnis in Höhe von 548 Mio. h aben die Geschäftsfelder

Deutschland	203 Mio.
Österreich und CEE	223 Mio.
Corporates & Markets	222 Mio.
Real Estate Restructuring	10 Mio.

beigetragen.

Aufgrund der am 29. April 2005 erläuterten aufbauorganisatorischen Veränderungen innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Quartal 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend wurden bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst. Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Das Geschäftsfeld Deutschland erzielte im ersten Quartal mit einem Betriebsergebnis in Höhe von 203 Mio einen signifikanten Beitrag zum gesamten Betriebsergebnis der Bank. Dies ist auf eine gute Entwicklung der operativen Kernerträge sowie auf einen Rückgang der Verwaltungsaufwendungen zurückzuführen. Bereinigt um den Veräußerungsgewinn BethmannMaffei stieg das Betriebsergebnis vor Risikovorsorge gegenüber dem Vorjahreswert um 15,4% an.

Der Rückgang des Betriebsergebnisses gegenüber dem Vorjahr (292 Mio.) is t durch die Ausgliederung des Segments Real Estate Restructuring bedingt. Daraus resultiert ein positiver Basiseffekt beim Vorjahreswert für die Risikovorsorge, die im ersten Quartal 2005 ein normalisiertes Niveau erreichte. Dieses steht im Einklang mit der Planung für das Gesamtjahr 2005. Hingegen konnte der Zinsüberschuss mit 1,4% leicht, der Provisionsüberschuss mit 13% deutlich zulegen. Die gesamten operativen Erträge gingen mit –1,6% aufgrund des im Vorjahresergebnis enthaltenen Veräußerungsgewinns BethmannMaffei (bereinigt: 3,7%) zurück. Die Verwaltungsaufwendungen verminderten sich ebenfalls um 2%. Die Cost-income-ratio verbesserte sich leicht auf 64,1%.

Das Geschäftsfeld Österreich/CEE verzeichnete mit einem Betriebsergebnis von 223 Mio. abermals einen deutlichen Zuwachs von 45% gegenüber dem Vorjahr (154 Mio.). Die gesamten operativen Erträge stiegen infolge einer guten Entwicklung von Zinsüberschuss (+9%), Provisionsüberschuss (+11%) und Handelsergebnis (+38%) um 12% an. Die Verwaltungsaufwendungen erhöhten sich um 4%. Damit ging die Cost-income-ratio auf 63,3% zurück. Gegenüber dem niedrigen Vorjahreswert legte die Risikovorsorge um 8% zu.

Mit 222 Mio. verbesserte sich das Betriebsergebnis des Geschäftsfelds Corporates & Markets im Vergleich zum Vorjahr (162 Mio.) um 37%. Einem Anstieg des Zinsüberschusses (+9%) und des Handelsergebnisses (+26%) stand ein Rückgang des Provisionsüberschusses (-21%) gegenüber. Die gesamten operativen Erträge stiegen um 7%, während sich die Verwaltungsaufwendungen um 5% erhöhten. Die Cost-income-ratio ging auf 53,5% zurück. Die Risikovorsorge verminderte sich deutlich um 45%.

Das neue Geschäftsfeld Real Estate Restructuring (RER) umfasst die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG sowie die Restbestände des ehemaligen Segments Workout Immobilien. Mit 10 Mio. erzielte das Segment ein leicht positives Betriebsergebnis. Bei gesamten operativen Erträgen von 33 Mio. (nahezu ausschließlich Zinsüberschuss) beliefen sich die Verwaltungsaufwendungen auf 23 Mio. . Na ch der zusätzlichen Abschirmung durch die Sonderwertberichtigung im Konzernabschluss 2004 fiel keine Risikovorsorge mehr an.

Die Eigenkapitalrentabilität vor Steuern der HVB Group erhöhte sich von 7,1% (per 31.3.04 bereinigt um Goodwillabschreibungen) auf 15,9%, die Eigenkapitalrentabilität nach Steuern von 3,3% (per 31.3.04 bereinigt um Goodwillabschreibungen) auf 11,6%.

Risikoaktiva und Kapitalquoten

Zum 31.3.2005 beliefen sich die Risikoaktiva gemäß BIZ auf 242,0 Mrd. . Das sind 3,4 Mrd. mehr als zum Jahresende 2004. Die Kernkapitalquote erreichte 6,4% (6,6% zum 31.12.04), die Eigenmittelquote 10,2% (10,4% zum 31.12.04).

Der Zwischenbericht zum 1. Quartal 2005 wird auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt. Der Conference Call findet um 9.00 Uhr (CET) statt. Eine Analystenpräsentation kann im Internet abgerufen werden.

Einwahlnummern aus

Deutschland: 069 2222 2245
Europa (inkl. U.K.): 0049 69 2222 2245
USA: 01149 69 2222 2245

Die Telefonkonferenz wird aufgezeichnet und ist die ersten 48 Stunden abrufbar unter folgender Telefonnummer:

Deutschland: 069 22222 0418
Europa (inkl. U.K.): 0049 69 22222 0418
USA: 01149 69 22222 0418

(access code:) 3864339#

Danach ist die Telefonkonferenz auf unserer Homepage abrufbar.

Financial Highlights

	1.1.– 31.3.2005	1.1.– 31.3.2004
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern [1]	11,6	3,3
Eigenkapitalrentabilität vor Steuern [1]	15,9	7,1
Cost-Income-Ratio (gemessen an den operativen Erträgen)	64,8	66,4
Erfolgszahlen	**1.1.– 31.3.2005**	**1.1.– 31.3.2004**
Betriebsergebnis (in Mio)	548	299
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio)	565	206
Gewinn/Verlust (in Mio)	336	56
Ergebnis je Aktie (in) [1]	0,45	0,18
Bilanzzahlen (in Mrd)	**31.3.2005**	**31.12.2004**
Bilanzsumme	469,9	467,4
Kreditvolumen	326,2	324,6
Bilanzielles Eigenkapital	14,6	14,0
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**31.3.2005**	**31.12.2004 [2]**
Kernkapital (in Mrd)	15,4	15,7
Eigenmittel (in Mrd)	27,2	27,1
Risikoaktiva (in Mrd)	242,0	238,6
Kernkapitalquote (in %)	6,4	6,6 [3]
Eigenmittelquote (in %)	10,2	10,4
Aktie	**1.1.-31.3.2005**	**2004**
Börsenkurs		
Stichtag (in)	18,87	16,70
Höchststand (in)	19,05	21,13
Tiefststand (in)	16,30	12,86
Börsenkapitalisierung Stichtag (in Mrd)	14,2	12,5
	31.3.2005	**31.12.2004**
Mitarbeiter	57.347	57.806
Geschäftsstellen	2.085	2.036

1) 2004 bereinigt um Goodwillabschreibungen
2) nach festgestellten Jahresabschlüssen
3) 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten

Gewinn- und Verlustrechnung vom 1. Januar bis 31. März 2005

in Mio	1.1. – 31.3. 2005	1.1.-31.3. 2004	Veränderung in Mio	in %
Zinserträge	4.209	4.310	- 101	- 2,3
Zinsaufwendungen	2.805	3.024	- 219	- 7,2
Zinsüberschuss	1.404	1.286	+ 118	+ 9,2
Kreditrisikovorsorge	323	480	- 157	- 32,7
Zinsüberschuss nach Kreditrisikovorsorge	1.081	806	+ 275	+ 34,1
Provisionserträge	903	854	+ 49	+ 5,7
Provisionsaufwendungen	146	153	- 7	- 4,6
Provisionsüberschuss	757	701	+ 56	+ 8,0
Handelsergebnis	322	265	+ 57	+ 21,5
Verwaltungsaufwand	1.600	1.542	+ 58	+ 3,8
Saldo sonstige betriebliche Erträge/ Aufwendungen	- 12	69	- 81	>- 100,0
Betriebsergebnis	**548**	**299**	**+ 249**	**+ 83,3**
Finanzanlageergebnis	54	17	+ 37	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte	--	38	- 38	- 100,0
Saldo übrige Erträge/Aufwendungen	- 37	- 72	+ 35	+ 48,6
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**565**	**206**	**+ 359**	**>+ 100,0**
Ertragsteuern	160	90	+ 70	+ 77,8
Ergebnis nach Steuern	**405**	**116**	**+ 289**	**>+ 100,0**
Fremdanteile am Ergebnis	- 69	- 60	- 9	- 15,0
Gewinn/Verlust	**336**	**56**	**+ 280**	**>+ 100,0**

Bilanz zum 31. März 2005

AKTIVA in Mio	31.3.2005	31.12.2004	Veränderung in Mio	 in %
Barreserve	5.091	6.903	- 1.812	- 26,2
Handelsaktiva	88.586	91.711	- 3.125	- 3,4
Forderungen an Kreditinstitute	52.306	47.479	+ 4.827	+ 10,2
Forderungen an Kunden	275.703	275.119	+ 584	+ 0,2
Wertberichtigungen auf Forderungen	- 13.597	- 13.404	- 193	- 1,4
Finanzanlagen	46.390	44.483	+ 1.907	+ 4,3
Sachanlagen	2.783	2.855	- 72	- 2,5
Immaterielle Vermögenswerte	2.604	2.627	- 23	- 0,9
Ertragsteueransprüche	4.127	4.157	- 30	- 0,7
Sonstige Aktiva	5.869	5.455	+ 414	+ 7,6
SUMME DER AKTIVA	**469.862**	**467.385**	**+ 2.477**	**+ 0,5**

Bilanz zum 31. März 2005

PASSIVA in Mio	31.3.2005	31.12.2004	Veränderung in Mio	 in %
Verbindlichkeiten gegenüber Kreditinstituten	103.285	103.606	- 321	- 0,3
Verbindlichkeiten gegenüber Kunden	147.852	144.451	+ 3.401	+ 2,4
Verbriefte Verbindlichkeiten	110.505	109.562	+ 943	+ 0,9
Handelspassiva	58.377	59.831	- 1.454	- 2,4
Rückstellungen	4.518	4.460	+ 58	+ 1,3
Ertragsteuerverpflichtungen	3.063	3.030	+ 33	+ 1,1
Sonstige Passiva	9.665	10.015	- 350	- 3,5
Nachrangkapital	17.962	18.454	- 492	- 2,7
Eigenkapital	14.635	13.976	+ 659	+ 4,7
auf die Anteilseigner der HVB AG entfallendes Eigenkapital	11.996	11.467	+ 529	+ 4,6
Gezeichnetes Kapital	2.252	2.252	0	0,0
Kapitalrücklage	9.103	9.103	+ 0	+ 0,0
Gewinnrücklagen	--	--	--	--
Rücklagen aus Währungs- und sonstigen Veränderungen	272	227	+ 45	+ 19,8
Bewertungsänderungen von Finanzinstrumenten	33	- 115	+ 148	>+100,0
AfS-Rücklage	508	354	+ 154	+ 43,5
Hedge-Rücklage	- 475	- 469	- 6	- 1,3
Konzerngewinn 2004	--	--		
Gewinn/Verlust 1.1.-31.3.	336	0	+ 336	--
Anteile in Fremdbesitz	2.639	2.509	+ 130	+ 5,2
SUMME DER PASSIVA	**469.862**	**467.385**	**+ 2.477**	**+ 0,5**

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 31. März 2005

in Mio	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1. - 31.3.2005	663	548	224	32	- 63	1.404
1.1. - 31.3.2004	654	505	205	30	- 108	1.286
Kreditrisikovorsorge						
1.1. - 31.3.2005	164	110	47	--	2	323
1.1. - 31.3.2004	79	102	85	214	--	480
Provisionsüberschuss						
1.1. - 31.3.2005	364	322	68	2	1	757
1.1. - 31.3.2004	322	290	86	2	1	701
Handelsergebnis						
1.1. - 31.3.2005	--	18	304	--	--	322
1.1. - 31.3.2004	--	13	242	--	10	265
Verwaltungsaufwand						
1.1. - 31.3.2005	654	575	309	23	39	1.600
1.1. - 31.3.2004	667	553	293	22	7	1.542
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1. - 31.3.2005	- 6	20	- 18	- 1	- 7	- 12
1.1. - 31.3.2004	62	1	7	- 1	--	69
Betriebsergebnis						
1.1. - 31.3.2005	203	223	222	10	- 110	548
1.1. - 31.3.2004	292	154	162	- 205	- 104	299
Finanzanlageergebnis						
1.1. - 31.3.2005	--	- 7	41	--	20	54
1.1. - 31.3.2004	- 2	- 3	- 11	--	33	17
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1. - 31.3.2005	--	--	--	--	--	--
1.1. - 31.3.2004	4	21	10	--	3	38

in Mio	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
1.1. - 31.3.2005	- 1	--	--	- 33	- 3	- 37
1.1. - 31.3.2004	- 1	--	--	- 37	- 34	- 72
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1. - 31.3.2005	202	216	263	- 23	- 93	565
1.1. - 31.3.2004	285	130	141	- 242	- 108	206
darunter: Bank Austria-Creditanstalt Gruppe						
1.1. - 31.3.2005	--	216	42	--	- 14	244
1.1. - 31.3.2004	--	130	22	--	13	165

Erfolgsrechnung nach Ressorts Geschäftsfeld Deutschland

in Mio	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Immobilien	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
31.3.2005	470	435	116	--	1.021
31.3.2004 (reorganisiert)	516	405	117	--	1.038
31.3.2004 (vor Reorga-nisation)	516	418	128	--	1.062[1)]
Kreditrisikovorsorge					
31.3.2005	39	78	47	--	164
31.3.2004 (reorganisiert)	25	54	--	--	79
31.3.2004 (vor Reorga-nisation)	45	152	84	--	281[1)]
Verwaltungs-aufwand					
31.3.2005	410	203	41	--	654
31.3.2004 (reorganisiert)	430	189	48	--	667
31.3.2004 (vor Reorga-nisation)	435	195	59	--	689[1)]
Betriebsergebnis					
31.3.2005	21	154	28	--	203
31.3.2004 (reorganisiert)	61	162	69	--	292
31.3.2004 (vor Reorga-nisation)	36	71	- 15	--	92[1)]
nachrichtlich: Betriebsergebnis vor Kreditrisikovorsorge					
31.3.2005	60	232	75	--	367
31.3.2004 (reorganisiert)	86	216	69	--	371
31.3.2004 (vor Reorga-nisation)	81	223	69	--	373
Cost-Income-Ratio					
31.3.2005	87,2%	46,7%	35,3%	--	64,1%
31.3.2004 (reorganisiert)	83,3%	46,7%	41,0%	--	64,3%
31.3.2004 (vor Reorga-nisation)	84,3%	46,7%	46,1%	--	64,9%

Geschäftsfeld Österreich und CEE

in Mio	Privat-kunden Österreich	Firmen-kunden Österreich	Großkunden und Immobilien	CEE	Konsoli-dierung	Geschäfts-feld Öster-reich und CEE Gesamt
Operative Erträge						
31.3.2005	289	142	141	336	--	908
31.3.2004	278	155	120	256	--	809
Kreditrisiko-vorsorge						
31.3.2005	23	37	14	36	--	110
31.3.2004	19	51	6	26	--	102
Verwaltungs-aufwand						
31.3.2005	226	91	66	192	--	575
31.3.2004	226	92	73	162	--	553
Betriebser-gebnis						
31.3.2005	40	14	61	108	--	223
31.3.2004	33	12	41	68	--	154
Cost-Income-Ratio						
31.3.2005	78,2%	64,1%	46,8%	57,1%	--	63,3%
31.3.2004	81,3%	59,4%	60,8%	63,3%	--	68,4%

Geschäftsfeld Corporates & Markets

in Mio	Markets	Corporates	Konsolidie-rung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
31.3.2005	370	208	--	578
31.3.2004	342	200	- 2	540
Kreditrisiko-vorsorge				
31.3.2005	--	47	--	47
31.3.2004	--	85	--	85
Verwaltungs-aufwand				
31.3.2005	200	109	--	309
31.3.2004	186	109	- 2	293
Betriebs-ergebnis				
31.3.2005	170	52	--	222
31.3.2004	156	6	--	162
Cost-Income-Ratio				
31.3.2005	54,1%	52,4%	--	53,5%
31.3.2004	54,4%	54,5%	--	54,3%

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1)]	Sonstige/ Konsolidierung	HVB Group
Eigenkapitalrentabilität vor Steuern [2), 3)]						
1.1. - 31.3.2005	14,2	20,5	31,9	--	--	15,9
1.1. - 31.3.2004	20,7	17,8	17,7	--	--	7,1

1) Kennzahlenwerte für das Segment "Real Estate Restructuring" ökonomisch nicht aussagekräftig

2) 2004 bereinigt um Goodwillabschreibungen

3) Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Fremdanteile, jeweils ohne Bewertungsänderungen von Finanzinstrumenten

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235

Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602

Jens.Brueckner@hvb.de ☎ +49-89-378 21935

Susan.Eckenberg@hvb.de ☎ +49-89-378 29185

Natascha.Ropeter@hvb.de ☎ +49-89-378 26024

Richard.Speich@hvb.de ☎ +49-89-378 31063

Fax ☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.



INTERIM REPORT 2005

31 3

Growing with Europe.


HVB Group

CONTENTS

Business Development

Results

Notes

FINANCIAL HIGHLIGHTS

Key indicators (%)	1/1–3/31/2005	1/1–3/31/2004
Return on equity after taxes[1]	11.6	3.3
Return on equity before taxes[1]	15.9	7.1
Cost-income ratio (based on operating revenues)	64.8	66.4

Operating performance	1/1–3/31/2005	1/1–3/31/2004
Operating profit (€ millions)	548	299
Profit (loss) from ordinary activities/net income (loss) before taxes (€ millions)	565	206
Consolidated profit (loss) (€ millions)	336	56
Earnings per share (€)[1]	0.45	0.18

Balance sheet figures (€ billions)	3/31/2005	12/31/2004
Total assets	469.9	467.4
Total volume of lending	326.2	324.6
Shareholders' equity	14.6	14.0

Key capital ratios compliant with BIS rules	3/31/2005	12/31/2004[2]
Core capital (€ billions)	15.4	15.7
Equity funds (€ billions)	27.2	27.1
Risk assets (€ billions)	242.0	238.6
Core capital ratio (%)	6.4	6.6[3]
Equity funds ratio (%)	10.2	10.4

Share information	1/1–3/31/2005	2004
Share price: Reporting date (€)	18.87	16.70
High (€)	19.05	21.13
Low (€)	16.30	12.86
Market capitalization at reporting date (€ billions)	14.2	12.5

	3/31/2005	12/31/2004
Employees	57,347	57,806
Branch offices	2,085	2,036

[1] 2004 figures adjusted for amortization of goodwill
[2] As per approved financial statements
[3] 6.2% including consolidation and other effects to be incorporated from the start of 2005

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A3	P–1	negative	Aa2*	Aa3*
S&P	A–	A–2	negative	AAA	—
Fitch Ratings	A–	F2	stable	AAA	AAA**

* On review for possible upgrade since March 15, 2004
** On credit watch negative since January 21, 2005

BUSINESS AND STRATEGY

General economic trends in the first quarter of 2005

The pace of economic growth has slowed somewhat around the world compared with 2004. Whereas the U.S. economy entered the first quarter with some momentum, there were signs more recently of a weakening in both trade and consumer demand. In Japan, the recession has come to an end, but growth has, at best, done nothing more than stabilize since the start of the year. The euro area during the first quarter also saw bad news from industry alternate with better economic data suggesting an upswing in domestic demand. The countries of Central and Eastern Europe also lost momentum due to weaker foreign demand. In the emerging markets of Asia, on the other hand, growth remained robust.

Specific trends affecting the financial services sector

In the first quarter, German and European banks benefited greatly from stimulated capital markets. This trend was reflected in higher net commission income and particularly in the trading profits reported by banks. The economy failed, however, to produce a lasting tailwind. Thus the development of net interest income recorded by domestic banks remains overshadowed by scant demand for credit and strong pressure on margins. German banks have implemented wide-ranging measures to optimize costs over the last few years. As a result, some institutions are going back to making targeted investments in selected lines of business. This varied situation is reflected in the development of general administrative expenses. Whereas risk-provisioning levels among German banks continued to fall, they stabilized at a comparatively low level on a European scale. All in all, the industry recorded earnings that in some cases were considerably higher.

Building on our "Growing with Europe" strategic program, we are concentrating this year on the value-driving development of HVB Group (see also the Special Report in the 2004 Annual Report). The focus here is on enhancing the profitability of the Germany business segment, accelerating the earnings drives launched last year, and optimizing the structure of our cost base with the PRO program. We aim to achieve a return on equity after taxes of 8–9% in fiscal 2005. We are also seeking to improving our core capital ratio toward the 7% mark by reducing risk assets in the field of real estate finance, paring back the Real Estate Restructuring portfolio, pushing securitization, and especially retaining earnings. The financial development in the first quarter puts us right on track to hit our targets.

Integration of Vereins- und Westbank AG successfully completed

The squeeze-out of Vereins- und Westbank AG took effect on January 14, 2005 when filed in the Commercial Register maintained by Munich District Court. We completed the technical integration toward the end of the first quarter of 2005.

OPERATING PERFORMANCE

Business performance in the first three months of this year surpassed our expectations. Compared with the first quarter of last year, we were able to almost double our operating profit and nearly treble net income before taxes. This means we are clearly ahead of the planned figures. The Outlook in the Financial Review (2004 Annual Report, page 81) stated a target figure between 8 and 9% for return on equity after taxes in 2005. We managed to exceed this figure in the first quarter of the year.

Details on the reasons for our success are given below:

Operating revenues

Total operating revenues were up 6.5% compared with the prior year and up 3.5% as against the high figure attained in the fourth quarter. At €2,471 million, we reached the highest quarterly figure since the outset of 2004.

We boosted net interest income by €118 million (+9.2%) compared with last year. Along with a slight rise in volume, the interest margin increased to 2.62% (March 31, 2004: 2.38%) based on the average risk assets shown in the balance sheet. The notes include a detailed breakdown of interest income and expense.

Net commission income, at €757 million, shows an 8.0% improvement on the prorated prior year level. At the same time, the contribution to profits made by the securities and depositary business rose by 8%, primarily as a result of the sale of innovative financial products such as our "interest joker" bond. In addition, there was a rise in net commission income from international transactions, payments, and lending operations. The share of net commission income in total operating revenues reached 30.6% (Q1 2004: 30.2%).

We are very pleased with the solid €322 million trading profit generated in the first quarter. It surpasses the already strong showing of the prior year by a further 21.5%. The year-on-year increase is attributable above all to interest and currency-related operations.

General administrative expenses

With general administrative expenses for HVB Group standing at €1,600 million, we are in line with our expectations. The 3.8% rise compared with the first quarter in 2004 was significantly below the 6.5% increase in operating revenues.

This improved the cost-income ratio (percentage of total operating revenues made up by general administrative expenses) as against the first quarter of the prorated prior year level by 1.6 percentage points to 64.8%.

Loan-loss provisions

After the special provisions taken in the 2004 financial statements, we expect to record a significantly lower level than in prior years of about €1.3 billion for 2005 as a whole, or, on a prorated basis, €323 million for the first three months. This represents a decline of €157 million, or 32.7%, compared with the figure reported for the first quarter of last year.

Operating profit and net income before taxes

Operating profit nearly doubled in the first three months, rising €249 million to €548 million. We were also able to boost operating profit a further 9.4% as against the already very strong showing of the fourth quarter in 2004, continuing the sustained profitability gains from the 2004 fiscal year.

At €54 million, net income from investments far exceeded the figure for the first three months of the prior year (up €17 million). In the first quarter of 2005, it also includes the gain of €34 million from the disposal of our shares in Premiere AG in conjunction with the Premiere IPO.

Since January 1, 2005, scheduled amortization is no longer taken on goodwill in compliance with the new IFRS 3. The 2004 income statement was still burdened by scheduled amortization of goodwill totaling €38 million. No non-scheduled amortization of goodwill was taken in the first quarter of 2005.

The item "Other income and expenses" essentially contains losses assumed in the first quarter of 2005 for companies allocated to the Real Estate Restructuring segment. Last year, this item included the expense incurred for the risk shield for Hypo Real Estate Group amounting to €33 million.

With net income before taxes of €565 million, we were able to more than double the prior year figure for the first quarter.

Consolidated profit

After deducting the minority interest of €69 million (prior year: €60 million) included in net income, we generated consolidated profit of €336 million, which is six times greater than the consolidated profit recorded for the first quarter in 2004.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €548 million were as follows:

Germany	€203 million
Austria and CEE	€223 million
Corporates & Markets	€222 million
Real Estate Restructuring	€ 10 million

As a result of the changes to the organizational structure of HVB Group described below, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first quarter of fiscal 2005. Compliant with IAS 14.76, we have adjusted the prior year figures to match the new structure used to present the segment information.

In detail, the following changes that were relevant for the presentation of the business segments and business units have been made:

- The Real Estate Restructuring business segment (RER) has been formed by transferring the workout portfolios of the entire German real estate finance business of HVB AG previously assigned to the Germany business segment together with the remaining portfolios of the Real Estate Workout segment.
- In the Austria and CEE business segment, we have decided to increase transparency in both internal and external reporting with a view to enhancing management of the business units. Consequently, starting the first quarter of 2005 onwards we are showing the SMEs Austria business unit separately from the Private Customers, and Large Corporates and Real Estate business units.
- The optimization of our interest management, which is based on the market interest calculation method, and the adjustment of our refinancing structure to the opportunities offered by the market had various implications for segment-allocated net interest income. In this context, we have transferred the planning responsibility for transactions not relating to the trading book from the Markets business unit to the Other segment in order to create a clearer division of responsibilities. We have also made changes to the intragroup settlement arrangements, which have had an effect on segmented net commission income.

The effects of applying new and revised IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior year values for segment reporting.

Germany business segment

The Germany business segment made a significant contribution to the total net income of the Bank with an operating profit of €203 million. An operating profit of only €18 million was reported by the Germany business segment in the 2004 Annual Report for the whole of last year before changes were made to the organizational structure (including RER).

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004 are no longer included in the adjusted prior-year comparative figures of the Germany business segment because they have been allocated to the RER segment. In particular, the loan-loss provisions set up for these portfolios in 2004 are no longer shown. By transferring all the workout portfolios of the German real estate business to the RER segment, an atypical trend has occurred in the area of loan-loss provisions in the Germany business segment compared with the adjusted prior year figures.

At the time when the portfolios were transferred to the RER segment, the Germany business segment had no property portfolios in need of restructuring (rating class 8–10). Changes in credit ratings do, however, take place in every loan portfolio over the course of time and hence new loan-loss provisions are required as a result of the inevitable risks associated with the lending business.

From a static perspective, eliminating risk provisioning requirements from the loan-loss provisions in 2004 for the workout portfolios transferred to the RER segment presents a distorted picture of the adjusted loan-loss provisions in the Germany business segment compared to the current fiscal year. This is due to the fact that the portfolio of the 2005 fiscal year is no longer comparable with that of the prior year in economic terms, due to the measure described above. Compliant with IAS 14.76, however, prior year figures presented for comparative purposes must be restated on the basis of the current accounting policies adopted for segment reporting.

To facilitate comparison of business development, we have also stated the figures shown in the 2004 consolidated financial statement (see 2004 Annual Report, p. 128) alongside the adjusted prior year figures of the Germany business segment in the segment report.

When providing an account of the operating performance of the individual business units in the Germany business segment below, we therefore describe the trend in net income before loan-loss provisions were made. This enables a transparent picture to be given of the development in the Germany business segment. A comparison with last year's figures for loan-loss provisions, which are only meaningful to a limited extent in an economic sense, would not accurately reflect the actual business development of the business segment.

Our loan-loss provisions are completely on target throughout the Group in terms of the normalized level of loan-loss provisions of about €1.3 billion for the whole of 2005 set as a target in the Outlook section of Management's Discussion and Analysis. The development of loan-loss provisions in the Germany business segment is likewise in line with this forecast.

In the first quarter, the operating profit of the Germany business segment before loan-loss provisions remained largely constant at €367 million compared with the prior year figure, although it must be taken into consideration that the first quarter of 2004 benefited from the gain on the disposal of BethmannMaffei of around €53 million.

Adjusted for this item, this signifies a 15% increase in the operating profit before loan-loss provisions, which is both due to the decline in general administrative expenses and the favorable development in operating revenues (+4% compared with the prior year figure adjusted for the gain on the disposal of BethmannMaffei).

At 64.1%, the cost-income ratio improved slightly as against the prior year figure (64.3%, adjusted 67.7%).

In the Private Customers business unit (including asset management and private banking activities), the operating profit before loan-loss provisions almost doubled compared with the prior year figure adjusted for the gain on the disposal of BethmannMaffei. In unadjusted terms, the operating profit before loan-loss provisions was, at €60 million, €26 million less than last year.

With (adjusted) slightly higher operating revenues, this is mainly due to the 5% decline in general administrative expenses. The cost-income ratio stood at 87.2% (prior year: 83.3%, adjusted 92.9%).

In the Corporate Customers and Professionals business unit, we were able to boost the operating profit before loan-loss provisions by 7% to €232 million. Operating revenues increased 7%, particularly due to the pleasing development in net commission income as a result of the increased sales in the derivatives business with customers and higher income in the securities and depositary business. Based on the same development in general administrative expenses, the cost-income ratio stabilized at an unchanged rate of 46.7%.

With operating revenues remaining fairly constant, the Real Estate business unit was able to boost its operating profit before loan-loss provisions by 9% due to a 15% drop in general administrative expenses. The cost-income ratio improved from 41% to 35.3%.

Austria and CEE business segment

The Austria and CEE business segment achieved an operating profit of €223 million in the first quarter of 2005, which is €69 million or 45% more than in the same period last year.

Despite the slight increase in general administrative expenses, the cost-income ratio improved to 63.3% due to the 12% growth in operating revenues. Despite the 8% increase in loan-loss provisions, operating profit climbed a healthy 45%.

In the Private Customers Austria business unit of the Austria and CEE business segment, operating revenues increased by a total of 4% as a result of a favorable trend in net commission income, particularly from the securities and depositary business, while general administrative expenses remained stable. The cost-income ratio improved to 78.2%. The business unit reported a 21% improvement in operating profit despite a slight rise in loan-loss provisions.

In the new SMEs Austria business unit, whose customers were previously assigned partly to the Private Customers Austria business unit and partly to the old Corporate Customers Austria business unit, the drop in loan-loss provisions compensated the declining trend in operating revenues. With general administrative expenses almost unchanged, the operating profit also remained at last year's level (€14 million after €12 million in the same period last year).

The Large Corporates and Real Estate business unit, which covers groups of customers from the former Corporate Customers Austria business unit, achieved an operating profit of €61 million and was thus able to beat the prior year figure by half. This improvement is attributable to the 18% rise in operating revenues. At the same time, the balance of other operating revenues/expenses in particular increased owing to deconsolidation gains from the disposal of subsidiaries of Bank Austria Creditanstalt Leasing GmbH. Hence, the cost-income ratio declined to 46.8% with general administrative expenses falling by 10%. This more than compensated for the €8 million increase in loan-loss provisions to €14 million.

In the Central and Eastern Europe (CEE) business unit, operating revenues rose by almost one-third, primarily due to the favorable trend in net commission income and net interest income. The development of our Polish subsidiary Bank BPH, Cracow, was particularly pleasing in this context.

Despite a 19% rise in general administrative expenses, the cost-income ratio improved to 57.1%. In all, the operating profit rose by more than half to €108 million despite a €10 million increase in loan-loss provisions.

Including the net income from Corporates & Markets and income from the Other/consolidation segment, together with the Group-specific items such as the funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €244 million to the net income before taxes reported by HVB Group.

The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the contributions to earnings made by the Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group point of view, match their primary net income. The primary net income before taxes reported by the Austria Creditanstalt Group of €280 million is published separately by Bank Austria Creditanstalt.

Corporates & Markets business segment

In the Corporates & Markets business segment, we boosted operating profit by more than one-third compared with the same period last year. In addition, the segment was able to achieve a very pleasing level of net income from investments, notably by selling part of our holding of Premiere AG shares (€41 million after a loss of €11 million last year), and thus almost double net income before taxes.

The favorable trend in operating profit is primarily due to a solid 25% rise in trading profit compared with the very strong figure already attained in the first quarter of 2004 and due to the almost halved figure reported for loan-loss provisions. The 7% rise in operating revenues resulted in an improved cost-income ratio of 53.5% (2004: 54.3%) despite higher general administrative expenses.

The high trading profit brought about a 9% increase in the net income of the Markets business unit. On account of the same development in operating revenues and general administrative expenses, both up 8%, the cost-income ratio remained stable at 54.1% (prior year: 54.4%), while earnings increased.

Operating revenues in the Corporates business unit were up 4%, largely due to the favorable trend in net commission income. With general administrative expenses remaining at the same level, the cost-income ratio improved to 52.4% (prior year: 54.5%). As a result of the loan-loss provisions being almost halved, the business unit recorded net income of €52 million after €6 million last year.

Real Estate Restructuring business segment

In the Real Estate Restructuring (RER) business segment, figures for operating revenues and general administrative expenses remained largely stable compared with the adjusted prior year figures. As no further loan-loss provisions were to be made for the loan portfolios allocated to this segment in 2005, the segment reported an operating profit of €10 million after posting an operating loss of €205 million last year.

FINANCIAL SITUATION

Total assets and volume of lending

The total assets of HVB Group amounted to €469.9 billion at March 31, 2005, which represents an increase of €2.5 billion or 0.5% as compared with the year-end total. This essentially is the result of an increase in placements with, and loans and advances to, other banks of €4.8 billion and investments of €1.9 billion. At the same time notably, assets held for trading purposes declined by €3.1 billion and the cash reserve by €1.8 billion.

The volume of lending rose by €1.6 billion to €326.2 billion after we had disclosed a decline of €13.8 billion in 2004. The increase can be attributed to higher loans and advances to other banks and contingent liabilities, while loans and advances to customers stagnated.

On the liabilities side, amounts owed to other customers increased by €3.4 billion and promissory notes and other liabilities evidenced by paper by €0.9 billion. Liabilities held for trading purposes, on the other hand, decreased by €1.5 billion. The shareholders' equity shown in the balance sheet, which now also includes minority interest, rose by around 5% to €14.6 billion essentially as a result of the net income generated in the first quarter of 2005.

Risk assets and key capital ratios

After the first three months of 2005, risk assets as per BIS rules increased as planned by €3.4 billion compared with the level at year-end 2004 to €242.0 billion, primarily reflecting an expansion of our business activities. The core capital of HVB Group at March 31, 2005 totaled €15.4 billion after consolidation and other effects. This gives rise to a core capital ratio of 6.4% and an equity funds ratio of 10.2%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in the first quarter of 2005 (annual average for 2004: 1.2).

OTHER INFORMATION

IFRS basis

The present interim report has been prepared in accordance with IAS 34. With the exception of the new and revised IFRSs, we have applied the same accounting and valuation principles as in the consolidated financial statements for 2004. We have described these effects in detail in the section entitled "Effects of applying new and revised IFRSs." For information on the other accounting and valuation principles, please refer to the HVB Group Annual Report 2004, starting on page 117.

In the reporting on segment results, the prior year comparative figures have been adjusted compliant with IAS 14.76. We have explained the reasons for the adjustment in detail in the section entitled "Trends in individual business segments".

Changes in the group of companies included in consolidation

We have added BPH Leasing S.A., Warsaw, to the group of companies included in consolidation as of January 1, 2005, to reflect the dynamic development of the leasing business in Poland and the increasing significance for the leasing profits of Bank BPH.

Austria Finanza S.P.A., Treviso, and Austrolease S.P.A., Bolzano, were deconsolidated at the end of February. These two companies were sold by Bank Austria Creditanstalt Leasing GmbH to Fortis Lease Group S.A. for a cash payment of €32 million. The transaction gives rise to one-off gains of €17 million in HVB Group.

Events after March 31, 2005

As a result of the capital increase carried out at International Moscow Bank (IMB), Moscow, on April 21, 2005, our share of the voting rights has increased from 46% to 53%. We will fully consolidate IMB with effect from May 1, 2005. Until now, IMB has been valued at equity.

OUTLOOK

General economic trends

The global economy is likely to expand by 3% over the year as a whole following on from 4% last year. Growth continues to be driven with the same force by the emerging markets of Asia, which will contribute a good ten percent to global GDP overall. The countries of Central and Eastern Europe will also expand by an average of 4.25% on the back of strong demand for investment. The outlook for the U.S. economy is less bright. Special factors boosting economic development strongly last year no longer apply. The fiscal policy stimulus that had led to capital spending being brought forward ran out at the end of the year. The Federal Reserve has already been reversing monetary policy in stages to a less expansionary course since June 2004. The slackening boom on the U.S. real estate market implies that private consumption will also be somewhat weaker in 2005 than in the prior year. The U.S. economy can be expected to expand by an annual average of 3.5% after 4.5% in 2004.

As and of itself, the weaker global economic trend represents a drag on the European economy. Primarily in Germany, however, there are signs of the growth forces shifting from exports, which was by far the biggest pillar of growth last year, to domestic demand: corporate downsizing is gradually coming to a halt; the early indicators have been signaling an improvement in consumer sentiment for months in a row; and company order books show that the demand for investment is picking up again after three years of stagnation. Since the German economy shrank in the final quarter of 2004, the starting point for the growth figure in the current year is, however, inauspicious. Consequently, GDP is expected to expand by an annual average of only 0.8% as against 1.0% in 2004. Growth in Austria, driven by more vibrant domestic demand, is likely to pick up pace again in the second half of the year to total 1.7% in 2005 after 2.0% in 2004. In the euro area as a whole, GDP growth is expected to reach 1.25% after 1.7% last year.

Given increasing inflationary fears in the United States, the Federal Reserve can be expected to continue raising its money market rates steadily to reach 3.75% by year-end. Yields on 10-year U.S. Treasuries remain at historically low levels, but might rise at times to 4.75 – 5% later in the year. German Treasury bonds are likely to follow the cue from the United States. The temporary rise in yields on Bunds will, however, be smaller, not least because the ECB will wait to normalize its key lending rates until well into the second half of the year. The persistent current account deficit run up by the United States implies that the euro/dollar exchange rate will rise to around 1.35.

We believe that the banking industry will enjoy good results through the end of 2005. Despite this, it can be assumed that the moderate economic prospects coupled with persistently high levels of unemployment will continue to act as a brake on demand for financial services (see page 81 of the 2004 Annual Report for more). Furthermore, it remains to be seen how long the extremely favorable climate on the capital markets will last and – casting an eye at European banks – whether a trend for slight rises in counterparty risk will return.

Earnings performance of HVB Group

The risks associated with the future development of HVB Group as described in the Risk Report (2004 Annual Report, Risk Report, pp. 82–105) have not changed during the course of the year to date.

As already mentioned in Management's Discussion and Analysis of the consolidated financial statements at December 31, 2004 (on page 81 of the 2004 Annual Report), for 2005 we are planning to return to a much lower level of loan-loss provisions compared with the last few years and assuming that return on equity after taxes will total between 8 and 9% for the year as a whole.

The results for the first quarter mean that we are well on the way to achieving these targets. We want to increase the core capital ratio again appreciably as quickly as possible by reinvesting profits and releasing equity capital, among other things by rapidly paring back the portfolios in the Real Estate Restructuring segment.

THE HVB SHARE

In the first quarter of the year, our share clearly outperformed the DAX. The performance of the HVB share was marked by greater volatility than the market as a whole during this period. Viewed over the complete quarter, our share was able to gain 11% over the DAX and 8% over the Prime Banks Index.

Until the realignment of the real estate finance business in the Germany business segment was announced on January 21, 2005, our share performed extremely well, rising 6.4%. The DAX lost 1% during this period.

After this, the HVB share price trailed the benchmark DAX and Prime Banks indexes until our preliminary annual results for 2004 were published on February 24, 2005. The price was subsequently able to regain the upward trend from the start of the year: the capital market responded positively to the published results, the announcement of further details of the new Real Estate Restructuring segment and the PRO efficiency program, and the financial outlook for 2005.

The price of the HVB share rose by almost 8% in the following two days and reached its high for the first quarter on March 7, 2005 at €19.05. The HVB share ended the quarter at €18.87, up 13%.

At the end of April 2005, the equity analysts of 26 banks and securities firms took the following view of the HVB share: a majority of the analysts (61%) had issued a "hold" recommendation, while 27% had recommended to "underweight" and 12% to "overweight" the HVB share.

The HVB share relative to DAX and Prime Banks



HVB share from December 30, 2004 to March 31, 2005, in €
19.5
18.5
17.5
16.5
Prime Banks indexed to HVB
DAX indexed to HVB
HVB share
12/30
1/6
1/13
1/20
1/27
2/3
2/10
2/17
2/24
3/3
3/10
3/17
3/24
3/31

RESULTS

EFFECT OF APPLYING NEW AND REVISED IFRSs

Numerous new and revised IFRSs are to be applied for the first time from January 1, 2005. The initial use is generally applicable retrospectively, meaning the standards are applied as if they had always been in use. We have adjusted the comparative figures for fiscal 2004 to reflect the new accounting standards. The new and revised IFRSs have a material impact on the following items in the balance sheet and income statement for 2004:

- Minority interest is to be shown as a separate sub-item under shareholders' equity. Thus the amount involved is disclosed within shareholders' equity separately from the shareholders' equity attributable to shareholders of HVB AG. Consequently, total shareholders' equity at December 31, 2004 increased by minority interests totaling €2,509 million.
- Financial assets are to be divided into four categories and measured in accordance with this classification. The "at fair value through profit or loss" category is divided into two subcategories. Generally, it is now also possible to designate all financial assets as at fair value through profit or loss upon initial recognition as well as financial assets held for trading. Such assets are measured at fair value and disclosed in profit or loss in the income statement. Due to the so-called EU endorsement, this option does not currently exist for financial liabilities. Although a designation made in the past is normally irrevocable, the revised IAS 39 permits reclassification when it is first applied. HVB Group has generally only classified financial assets as to be measured at fair value through profit or loss for hedges. On account of the initial application of the new IAS 39, the cash reserve has declined by €578 million as treasury bills of Bank BPH have been redesignated under the fair value option. In this context, Bank BPH has reclassified the treasury bills as investments. Thus the reduction in the cash reserve is matched by a rise in investments of the same amount.
- The definition of objective evidence of impairment has been expanded, primarily for AfS equity instruments (essentially shares). Among other things, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is objective evidence of impairment. By way of contrast with the previous approach, the two leading indicators are now to be evaluated separately from each other. Due to the retrospective application of this new regulation, we have written down shareholdings, primarily in Münchener Rück AG, by a total of €182 million for 2004. This results in a reduction in net income from investments and an increase in the AfS reserve by this amount for 2004.
- Under the revised IFRS rules, reversals of impairment losses on AfS equity instruments must be recognized in the AfS reserve under shareholders' equity without affecting reported profit or loss. The AfS reserve is to be reversed as profit or loss when the asset is derecognized, enabling the correspondingly adjusted gain or loss on disposal to be reflected in the income statement. Write-ups totaling €36 million recognized in profit or loss in 2004 have been reversed accordingly and the corresponding amount has been included in the AfS reserve. At the same time, there was an increase in net income from investments on account of the disposal of our investment in Brau und Brunnen AG in 2004, after write-ups taken in profit and loss in previous years had to be eliminated to reflect the new rule as mentioned above. As a result of the revision of this standard, net income from investments increased by an aggregate of €23 million and the AfS reserve by an aggregate of €42 million.
- Where there is no evidence of impairment of financial assets carried at cost examined individually, such assets are to be combined to form groups with the same credit risk characteristics. A method for calculating impairment due to these risks inherent in financial assets carried at amortized cost is prescribed in IAS 39. According to this method, future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historic loss experience. This historic loss experience is to be used to record an impairment in a portfolio loss for incurred but not reported losses. This change served to increase loan-loss provisions at our Bank Austria Creditanstalt AG subsidiary by €113 million retrospectively at December 31, 2003. Of this total, €18 million has been reversed retrospectively for 2004.
- Under the revised IAS 28, the financial statements of companies valued at equity are, without exception, to be adjusted to reflect uniform Group accounting policies. The adjustments result in an increase in investments in companies valued at equity and consolidated shareholders' equity at December 31, 2004. The goodwill on companies valued at equity is now carried under investments in the balance sheet instead of intangible assets.

As a result of these changes, we have adjusted our income statement for the year ended December 31, 2004 and our balance sheet at December 31, 2004 as follows:

Income statement for 2004

	1/1–3/31/2004 after adjustment € millions	1/1–3/31/2004 before adjustment € millions	1/1–12/31/2004 after adjustment € millions	1/1–12/31/2004 before adjustment € millions
Net interest income	1,286	1,285	5,662	5,656
Provisions for losses on loans and advances	480	485	1,795	1,813
Net interest income after provisions for losses on loans and advances	806	800	3,867	3,843
Net commission income	701	701	2,845	2,845
Trading profit	265	262	728	718
General administrative expenses	1,542	1,542	6,118	6,118
Balance of other operating income and expenses	69	69	101	101
Operating profit	**299**	**290**	**1,423**	**1,389**
Net income from investments	17	19	(64)	102
Amortization of goodwill	38	38	165	165
Addition to restructuring provisions	—	—	250	250
Allocation to special provisions for bad debts	—	—	2,500	2,500
Balance of other income and expenses	(72)	(72)	(357)	(357)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**206**	**199**	**(1,913)**	**(1,781)**
Taxes on income	90	88	224	211
Net income (loss)	**116**	**111**	**(2,137)**	**(1,992)**
Minority interest in net income (loss)	(60)	(58)	(288)	(286)
Net income (loss) adjusted for minority interest	**56**	**53**	**(2,425)**	**(2,278)**

Balance sheet at December 31, 2004

Assets	12/31/2004 after adjustment € millions	12/31/2004 before adjustment € millions
Cash reserve	6,903	7,481
Assets held for trading purposes	91,711	91,726
Placements with, and loans and advances to, other banks	47,479	47,479
Loans and advances to customers	275,119	275,119
Allowances for losses on loans and advances	(13,404)	(13,315)
Investments	44,483	43,648
Property, plant and equipment	2,855	2,855
Intangible assets	2,627	2,799
Income tax assets	4,157	4,133
Other assets	5,455	5,483
Total assets	**467,385**	**467,408**

Shareholders' equity and liabilities	12/31/2004 after adjustment € millions	12/31/2004 before adjustment € millions
Deposits from other banks	103,606	103,606
Amounts owed to other depositors	144,451	144,451
Promissory notes and other liabilities evidenced by paper	109,562	109,562
Liabilities held for trading purposes	59,831	59,861
Provisions	4,460	4,460
Income tax liabilities	3,030	3,010
Other liabilities	10,015	10,004
Subordinated capital	18,454	18,454
Minority interest	—	2,515
Shareholders' equity	13,976	11,485
Shareholders' equity attributable to shareholders of HVB AG	11,467	11,485
Subscribed capital	2,252	2,252
Additional paid-in capital	9,103	9,331
Retained earnings	—	—
Reserve arising from currency and other changes	227	227
Change in valuation of financial instruments	(115)	(325)
AfS reserve	354	132
Hedge reserve	(469)	(457)
Consolidated profit	—	—
Minority interest	2,509	—
Total shareholders' equity and liabilities	**467,385**	**467,408**

The prior year figures shown below include the effects of applying new and revised IFRSs.

INCOME STATEMENT FROM JANUARY 1 TO MARCH 31, 2005

Income/expenses	Notes	1/1–3/31/2005	1/1–3/31/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		4,209	4,310	(101)	(2.3)
Interest expense and similar charges		2,805	3,024	(219)	(7.2)
Net interest income	(2)	1,404	1,286	+ 118	+ 9.2
Provisions for losses on loans and advances	(3)	323	480	(157)	(32.7)
Net interest income after provisions					
for losses on loans and advances		1,081	806	+ 275	+ 34.1
Fee and commission income		903	854	+ 49	+ 5.7
Fee and commission expenses		146	153	(7)	(4.6)
Net commission income	(4)	757	701	+ 56	+ 8.0
Gains less losses arising					
from trading securities (trading profit)	(5)	322	265	+ 57	+ 21.5
General administrative expenses	(6)	1,600	1,542	+ 58	+ 3.8
Balance of other operating income and expenses	(7)	(12)	69	(81)	>(100.0)
Operating profit (loss)		**548**	**299**	**+ 249**	**+ 83.3**
Net income from investments		54	17	+ 37	>+ 100.0
Amortization of goodwill		—	38	(38)	(100.0)
Balance of other income and expenses	(8)	(37)	(72)	+ 35	+ 48.6
Profit (loss) from ordinary activities/					
net income (loss) before taxes		**565**	**206**	**+ 359**	**>+ 100.0**
Taxes on income		160	90	+ 70	+ 77.8
Net income (loss) after taxes		**405**	**116**	**+ 289**	**>+ 100.0**
Minority interest in net income (loss)		(69)	(60)	(9)	(15.0)
Consolidated profit (loss)		**336**	**56**	**+ 280**	**>+ 100.0**

	Notes	1/1–3/31/2005	1/1–3/31/2004
		€	€
Earnings per share[1]	(9)	0.45	0.18

[1] 2004 figures adjusted for amortization of goodwill

Since no conversion rights or option rights on conditional capital existed at March 31, 2005, there is no calculation of diluted earnings per share.

BALANCE SHEET
AT MARCH 31, 2005

Assets	Notes	3/31/2005	12/31/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Cash reserve		5,091	6,903	(1,812)	(26.2)
Assets held for trading purposes	(10)	88,586	91,711	(3,125)	(3.4)
Placements with, and loans and advances to, other banks	(11)	52,306	47,479	+ 4,827	+ 10.2
Loans and advances to customers	(12)	275,703	275,119	+ 584	+ 0.2
Allowances for losses on loans and advances	(14)	(13,597)	(13,404)	(193)	(1.4)
Investments	(15)	46,390	44,483	+ 1,907	+ 4.3
Property, plant and equipment		2,783	2,855	(72)	(2.5)
Intangible assets		2,604	2,627	(23)	(0.9)
Income tax assets		4,127	4,157	(30)	(0.7)
Other assets		5,869	5,455	+ 414	+ 7.6
Total assets		**469,862**	**467,385**	**+ 2,477**	**+ 0.5**

Shareholders' equity and liabilities	Notes	3/31/2005	12/31/2004	Change	Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(16)	103,285	103,606	(321)	(0.3)
Amounts owed to other depositors	(17)	147,852	144,451	+ 3,401	+ 2.4
Promissory notes and other liabilities evidenced by paper	(18)	110,505	109,562	+ 943	+ 0.9
Liabilities held for trading purposes		58,377	59,831	(1,454)	(2.4)
Provisions	(19)	4,518	4,460	+ 58	+ 1.3
Income tax liabilities		3,063	3,030	+ 33	+ 1.1
Other liabilities		9,665	10,015	(350)	(3.5)
Subordinated capital	(20)	17,962	18,454	(492)	(2.7)
Shareholders' equity		14,635	13,976	+ 659	+ 4.7
Shareholders' equity attributable to shareholders of HVB AG		11,996	11,467	+ 529	+ 4.6
Subscribed capital		2,252	2,252	0	0.0
Additional paid-in capital		9,103	9,103	0	0.0
Retained earnings		—	—	—	—
Reserve arising from currency and other changes		272	227	+ 45	+ 19.8
Change in valuation of financial instruments		33	(115)	+ 148	>+100.0
AfS reserve		508	354	+ 154	+ 43.5
Hedge reserve		(475)	(469)	(6)	(1.3)
Consolidated profit 2004		—	—		
Consolidated profit (loss) 1/1–3/31		336	0	+ 336	+100.0
Minority interest		2,639	2,509	+ 130	+ 5.2
Total shareholders' equity and liabilities		**469,862**	**467,385**	**+ 2,477**	**+ 0.5**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	2005	2004
Shareholders' equity at January 1	**13,976**	**10,312**
Shareholders' equity attributable to shareholders of HVB AG at 1/1		
before initial application of new and revised IFRSs	—	10,312
Effect of initial application of new and revised IFRSs	—	(7)
Shareholders' equity attributable to shareholders of HVB AG at 1/1		
after initial application of new and revised IFRSs	11,467	10,305
Changes 1/1–3/31		
Subscribed capital		
Change from capital increase against cash contribution	—	+ 643
Additional paid-in capital		
Change in holdings of, and net income from, treasury stock	—	+ 17
Retained earnings		
Other changes	—	—
Reserve arising from currency and other changes	45	26
Change in valuation of financial instruments	148	63
Consolidated profit 2004 (dividend payment of HVB AG)[1]	—	—
Consolidated profit (loss) 1/1–3/31	336	56
Shareholders' equity attributable to shareholders of HVB AG at 3/31	11,996	11,110
Minority interest at 1/1 before initial application of new and revised IFRSs	—	2,476
Effect of initial application of new and revised IFRSs	—	(10)
Minority interest at 1/1 after initial application of new and revised IFRSs	2,509	2,466
Change in minority interest 1/1–3/31	130	(52)
Minority interest at 3/31	2,639	2,414
Shareholders' equity at March 31	**14,635**	**13,524**

[1] HVB AG failed to post a profit in fiscal 2004. For this reason no dividend is payable for that fiscal year

CASH FLOW STATEMENT

€ millions	2005	2004
Cash and cash equivalents at January 1	**6,903**	**5,708**
Cash flows from operating activities	355	(1,090)
Cash flows from investing activities	(1,668)	1,186
Cash flows from financing activities	(507)	713
Effects of exchange rate changes on cash and cash equivalents	8	(4)
Cash and cash equivalents at March 31	**5,091**	**6,513**

NOTES TO THE INCOME STATEMENT

1

Segment reporting
Income statement from January 1 to March 31, 2005, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ consolidation	HVB Group
Net interest income						
1/1–3/31/2005	663	548	224	32	(63)	1,404
1/1–3/31/2004	654	505	205	30	(108)	1,286
Provisions for losses on loans and advances						
1/1–3/31/2005	164	110	47	—	2	323
1/1–3/31/2004	79	102	85	214	—	480
Net commission income						
1/1–3/31/2005	364	322	68	2	1	757
1/1–3/31/2004	322	290	86	2	1	701
Trading profit (loss)						
1/1–3/31/2005	—	18	304	—	—	322
1/1–3/31/2004	—	13	242	—	10	265
General administrative expenses						
1/1–3/31/2005	654	575	309	23	39	1,600
1/1–3/31/2004	667	553	293	22	7	1,542
Balance of other operating income and expenses						
1/1–3/31/2005	(6)	20	(18)	(1)	(7)	(12)
1/1–3/31/2004	62	1	7	(1)	—	69
Operating profit (loss)						
1/1–3/31/2005	203	223	222	10	(110)	548
1/1–3/31/2004	292	154	162	(205)	(104)	299
Net income from investments						
1/1–3/31/2005	—	(7)	41	—	20	54
1/1–3/31/2004	(2)	(3)	(11)	—	33	17
Amortization of goodwill						
1/1–3/31/2005	—	—	—	—	—	—
1/1–3/31/2004	4	21	10	—	3	38
Balance of other income and expenses						
1/1–3/31/2005	(1)	—	—	(33)	(3)	(37)
1/1–3/31/2004	(1)	—	—	(37)	(34)	(72)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
1/1–3/31/2005	202	216	263	(23)	(93)	565
1/1–3/31/2004	285	130	141	(242)	(108)	206
including:						
Bank Austria Creditanstalt Group						
1/1–3/31/2005	—	216	42	—	(14)	244
1/1–3/31/2004	—	130	22	—	13	165

Income statement by business unit – Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
March 31, 2005	470	435	116	—	1,021
March 31, 2004 (reorganized)	516	405	117	—	1,038
March 31, 2004 (before reorganization)	516	418	128	—	1,062[1]
Loan-loss provisions					
March 31, 2005	39	78	47	—	164
March 31, 2004 (reorganized)	25	54	—	—	79
March 31, 2004 (before reorganization)	45	152	84	—	281[1]
General administrative expenses					
March 31, 2005	410	203	41	—	654
March 31, 2004 (reorganized)	430	189	48	—	667
March 31, 2004 (before reorganization)	435	195	59	—	689[1]
Operating profit (loss)					
March 31, 2005	21	154	28	—	203
March 31, 2004 (reorganized)	61	162	69	—	292
March 31, 2004 (before reorganization)	36	71	(15)	—	92[1]
for information: operating profit before loan-loss provisions					
March 31, 2005	60	232	75	—	367
March 31, 2004 (reorganized)	86	216	69	—	371
March 31, 2004 (before reorganization)	81	223	69	—	373
Cost-income ratio					
March 31, 2005	87.2%	46.7%	35.3%	—	64.1%
March 31, 2004 (reorganized)	83.3%	46.7%	41.0%	—	64.3%
March 31, 2004 (before reorganization)	84.3%	46.7%	46.1%	—	64.9%

[1] As disclosed in 2004 Annual Report

Austria and CEE business segment

€ millions	Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	CEE	Consolidation	Total
Operating revenues						
March 31, 2005	289	142	141	336	—	908
March 31, 2004	278	155	120	256	—	809
Loan-loss provisions						
March 31, 2005	23	37	14	36	—	110
March 31, 2004	19	51	6	26	—	102
General administrative expenses						
March 31, 2005	226	91	66	192	—	575
March 31, 2004	226	92	73	162	—	553
Operating profit						
March 31, 2005	40	14	61	108	—	223
March 31, 2004	33	12	41	68	—	154
Cost-income ratio						
March 31, 2005	78.2%	64.1%	46.8%	57.1%	—	63.3%
March 31, 2004	81.3%	59.4%	60.8%	63.3%	—	68.4%

Corporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
March 31, 2005	370	208	—	578
March 31, 2004	342	200	(2)	540
Loan-loss provisions				
March 31, 2005	—	47	—	47
March 31, 2004	—	85	—	85
General administrative expenses				
March 31, 2005	200	109	—	309
March 31, 2004	186	109	(2)	293
Operating profit				
March 31, 2005	170	52	—	222
March 31, 2004	156	6	—	162
Cost-income ratio				
March 31, 2005	54.1%	52.4%	—	53.5%
March 31, 2004	54.4%	54.5%	—	54.3%

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring[1]	Other/ consolidation[1]	HVB Group
Return on equity before taxes[2, 3]						
1/1–3/31/2005	14.2	20.5	31.9	—	—	15.9
1/1–3/31/2004	20.7	17.8	17.7	—	—	7.1

[1] Figures have no informative value
[2] 2004 figures adjusted for amortization of goodwill
[3] Net income before taxes as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

2

Net interest income

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Interest and similar income from		
Lending and money market transactions	3,694	3,804
Fixed-income securities and government-inscribed debt	344	358
Equity securities and other variable-yield securities	21	24
Subsidiaries	13	19
Companies valued at equity	28	20
Participating interests	11	11
Investment property	7	7
Interest expense and similar charges for		
Deposits	1,512	1,567
Promissory notes and other liabilities evidenced by paper	1,001	1,167
Subordinated capital	247	250
Income (expense) from hedging relationships as a result of		
Hedge accounting	(1)	(10)
Fair value option for financial assets	—	—
Net income from lease operations	**47**	**37**
Total	**1,404**	**1,286**

Interest margin

in %	3/31/2005	3/31/2004
Based on average risk assets (BIS)	2.62	2.38
Based on average volume of business	1.48	1.29

3

Provisions for losses on loans and advances

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Additions	566	755
Allowances for losses on loans and advances	541	704
Allowances for losses on guarantees and indemnities	25	51
Releases	(227)	(264)
Allowances for losses on loans and advances	(214)	(245)
Allowances for losses on guarantees and indemnities	(13)	(19)
Recoveries from write-offs of loans and advances	(16)	(11)
Total	**323**	**480**

Provisions for losses on loans and advances are calculated in the Interim Report on a pro rata basis on the basis of the presumed annual requirements.

4

Net commission income

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Securities and custodial services	310	288
Foreign trade operations/ money transfer operations	262	237
Lending operations	122	104
Other service operations	63	72
Total	**757**	**701**

5

Gains less losses arising from trading securities (trading profit)

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Equity contracts	90	111
Interest rate and currency contracts	232	154
Total	**322**	**265**

This item includes interest and dividend income totaling €206 million and refinancing costs totaling €153 million resulting from the balance of assets and liabilities held for trading purposes.

6

General administrative expenses

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Personnel expense	894	878
Other administrative expenses	539	513
Depreciation and amortization on intangible assets and property, plant and equipment	167	151
Total	**1,600**	**1,542**

7

Balance of other operating income and expenses

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Other operating income	68	99
Other operating expenses	80	30
Balance of other operating income and expenses	**(12)**	**69**

8

Balance of other income and expenses

€ millions	1/1–3/31/ 2005	1/1–3/31/ 2004
Other income	**—**	**—**
Other expenses	**37**	**72**
of which:		
Other taxes	2	1
Absorbed losses	35	38
Risk shield	—	33
Balance of other income and expenses	**(37)**	**(72)**

9

Earnings per share

	1/1–3/31/ 2005	1/1–3/31/ 2004
Consolidated profit (loss) adjusted for minority interest (€ millions)[1]	336	56
Average number of shares	750,699,140	536,288,700
Earnings per share (€)[1]	**0.45**	**0.18**

[1] 2004 figures adjusted for amortization of goodwill

10

Assets held for trading purposes

€ millions	3/31/2005	12/31/2004
Debt securities and other fixed-income securities	36,799	37,398
Equity securities and other variable-yield securities	5,709	5,481
Positive fair values from derivative financial instruments	41,039	44,958
Other assets held for trading purposes	5,039	3,874
Total	**88,586**	**91,711**

11

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	3/31/2005	12/31/2004
Repayable on demand	16,498	10,352
With agreed maturities	35,808	37,127
Total	**52,306**	**47,479**

12

Loans and advances to customers, broken down by maturity

€ millions	3/31/2005	12/31/2004
Repayable on demand	27,223	25,623
With agreed maturities	248,480	249,496
up to 3 months	32,850	33,282
from 3 months to 1 year	19,664	18,961
from 1 year to 5 years	54,134	55,669
from 5 years and over	141,832	141,584
Total	**275,703**	**275,119**

13

Total volume of lending

By content

€ millions	3/31/2005	12/31/2004
Placements with, and loans and advances to, other banks	23,719	22,299
Loans and advances to customers	270,802	270,979
Contingent liabilities	31,687	31,315
Total	**326,208**	**324,593**

14

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	2005	2004
Balance at January 1 before initial application of new and revised IFRSs	—	**11,361**
Initial application of new and revised IFRSs	—	110
Balance at January 1 after initial application of new and revised IFRSs	**13,404**	**11,471**
Changes affecting income		
Gross additions	+ 541	+ 704
Releases	– 214	– 245
Changes not affecting income		
Changes due to make-up of group of consolidated companies	+ 4	–17
Use of existing loan-loss allowances	–155	– 217
Effects of currency translation and other changes not affecting income	+17	+ 24
Balance at March 31	**13,597**	**11,720**

15

Investments

€ millions	3/31/2005	12/31/2004
Held-to-maturity investments		
Debt securities and other		
fixed-income securities	8,188	8,417
Available-for-sale investments	16,826	16,207
Non-consolidated		
subsidiaries	1,877	1,777
Participating interests	1,460	1,475
Debt securities and other		
fixed-income securities	8,164	7,672
Equity securities and other		
variable-yield securities	5,325	5,283
Fair-value-option investments	19,698	18,203
Debt securities and other		
fixed-income securities	17,664	16,266
Equity securities and other		
variable-yield securities	2,034	1,937
Companies valued at equity	1,254	1,224
of which:		
Goodwill	172	172
Investment property	424	432
Total	**46,390**	**44,483**

16

Deposits from other banks, broken down by maturity

€ millions	3/31/2005	12/31/2004
Repayable on demand	16,809	10,249
With agreed maturities	86,476	93,357
Total	**103,285**	**103,606**

17

Amounts owed to other depositors, broken down by maturity

€ millions	3/31/2005	12/31/2004
Savings deposits and		
home-loan savings deposits	36,385	36,508
Other liabilities	111,467	107,943
Repayable on demand	60,536	52,721
With agreed maturities	50,931	55,222
Total	**147,852**	**144,451**

18

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	3/31/2005	12/31/2004
With agreed maturities		
up to 3 months	13,406	10,103
from 3 months to 1 year	21,282	20,406
from 1 year to 5 years	43,790	47,914
from 5 years and over	32,027	31,139
Total	**110,505**	**109,562**

19

Provisions

€ millions	3/31/2005	12/31/2004
Provisions for pensions and similar obligations	2,878	2,881
Restructuring provisions	299	299
Allowances for losses on guarantees and indemnities	538	505
Other provisions	803	775
Total	**4,518**	**4,460**

20

Subordinated capital

€ millions	3/31/2005	12/31/2004
Subordinated liabilities	12,267	12,802
Participating certificates outstanding	1,960	1,987
Hybrid capital instruments	3,735	3,665
Total	**17,962**	**18,454**

21

Treasury stock

The purchase of treasury stock during the reporting period was carried out on the basis of the authorization issued under the resolutions passed at the Annual General Meetings of Shareholders of HVB AG on May 14, 2003 and April 29, 2004 in accordance with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 17,734,360 shares of HVB AG stock were purchased by the Bank and its controlled or majority-owned companies at the respective current market prices and 17,238,639 shares of HVB AG were sold at the respective current market prices.

The shares were purchased at an average price of €17.50 per share, and resold at an average price of €17.55 per share. The shares purchased during the reporting period amount to the equivalent of €53 million, or 2.4% of capital stock.

The highest number of shares of treasury stock held by the Bank on any given day during the reporting period was 1,081,224, equivalent to €3.2 million or 0.1% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 1,949,869 shares of treasury stock at March 31, 2005 as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act. This represents €5.8 million, or 0.3% of capital stock.

22

Contingent liabilities and other commitments

€ millions	3/31/2005	12/31/2004
Contingent liabilities[1]	31,713	31,334
of which:		
Guarantees and indemnity agreements	31,687	31,315
Other commitments	58,892	55,742
of which:		
Irrevocable credit commitments	49,331	46,865
Total	**90,605**	**87,076**

[1] Contingent liabilities are offset by contingent assets to the same amount

Futures contracts (derivatives)

The following derivative contracts were still outstanding at the reporting date. These figures include credit derivatives in addition to interest rate, foreign exchange, equity and index-related futures contracts. In addition to counterparty risk, derivatives are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

Without taking risk-reducing effects into account, the maximum counterparty risk (excluding add-on) totaled €44.2 billion at March 31, 2005 (December 31, 2004: €48.1 billion). Compliant with Principle I of the German banking supervisory regulations, taking into account existing netting agreements and collateral received, this gives rise to total risk assets (counterparty risk including add-on) of €18.5 billion (December 31, 2004: €18.2 billion); €4.9 billion remains after weighting for credit rating (December 31, 2004: €4.7 billion).

€ millions	Nominal amount		Positive fair values		Negative fair values	
	3/31/2005	12/31/2004	3/31/2005	12/31/2004	3/31/2005	12/31/2004
Interest rate derivatives	2,000,135	2,055,621	36,120	36,698	36,979	37,399
Foreign exchange derivatives	297,989	296,109	4,400	7,835	5,617	9,851
Equity/index derivatives	154,432	139,341	3,279	3,263	3,200	3,113
Credit derivatives	61,102	53,353	388	411	1,314	1,206
Other transactions	1,654	355	35	15	33	13
Total	**2,515,312**	**2,544,779**	**44,222**	**48,222**	**47,143**	**51,582**

23

Potential market risk of trading activities (value-at-risk)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products, and their related derivatives, change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see HVB Group Annual Report 2004, starting on page 84).

Value-at-risk

€ millions	3/31/2005	12/31/2004
Interest rate positions	15	13
Foreign exchange positions	29	25
Equity/index positions	66	74
Total	**110**	**112**

24

Noncurrent assets held for sale

HVB Group does not have any noncurrent assets held for sale or discontinued operations at March 31, 2005 that require disclosure compliant with IFRS 5.

EXECUTIVE BOARDS

Members of the Supervisory Board

Dr. Albrecht Schmidt
Chairman

Peter König
Deputy chairman

Dr. Hans-Jürgen Schinzler
Deputy chairman

Dr. Manfred Bischoff

Dr. Mathias Döpfner

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Herbert Munker

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
Germany business segment,
Corporate Customers and Professionals,
and Real Estate business units,
since April 1, 2005

Dr. Stefan Jentzsch
Corporates & Markets
business segment

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Christine Licci
Germany business segment,
Private Customers business unit,
since January 17, 2005

Michael Mendel
Germany business segment,
until May 12, 2005
Austria & Central and Eastern Europe
business segment,
from May 12, 2005

Dieter Rampl
Board Spokesman,
Human Resources Management

Gerhard Randa
Austria & Central and Eastern Europe
business segment,
Chief Operating Officer (COO),
until May 12, 2005

Dr. Wolfgang Sprissler
Chief Financial Officer (CFO)

QUARTERLY FIGURES

	Q1 (2005)	Q4 (2004)	Q3 (2004)	Q2 (2004)	Q1 (2004)
Operating performance (€ millions)					
Net interest income	1,404	1,477	1,444	1,455	1,286
Provisions for losses on loans and advances	323	445	455	415	480
Net interest income after provisions for losses on loans and advances	1,081	1,032	989	1,040	806
Net commission income	757	761	691	692	701
Trading profit	322	166	113	184	265
General administrative expenses	1,600	1,442	1,563	1,571	1,542
Balance of other operating income and expenses	(12)	(16)	26	22	69
Operating profit (loss)	**548**	**501**	**256**	**367**	**299**
Net income from investments	54	(242)	(17)	178	17
Amortization of goodwill	—	49	39	39	38
Addition to restructuring provisions	—	250	—	—	—
Allocation to special provisions for bad debts	—	2 500	—	—	—
Balance of other income and expenses	(37)	(95)	(86)	(104)	(72)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**565**	**(2,635)**	**114**	**402**	**206**
Taxes on income	160	(27)	39	122	90
Net income (loss) after taxes	**405**	**(2,608)**	**75**	**280**	**116**
Minority interest in net income (loss)	(69)	(94)	(65)	(69)	(60)
Consolidated profit (loss)	**336**	**(2,702)**	**10**	**211**	**56**
Earnings per share (€)[1]	**0.45**	**0.12**	**0.05**	**0.35**	**0.18**

[1] 2004 quarterly figures adjusted for amortization of goodwill; Q4 additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts

	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004
Key indicators (%)					
Return on equity after taxes[1]	11.6	3.9	4.1	5.4	3.3
Cost-income ratio (based on profit from ordinary activities)	64.3	72.0	69.3	67.4	69.2
Cost-income ratio (based on operating revenues)	64.8	65.5	67.3	66.6	66.4
Ratio of net commission income to operating revenues	30.6	30.5	30.0	29.8	30.2
Balance sheet figures (€ billions)					
Total assets	469.9	467.4	460.5	469.4	482.8
Total volume of lending	326.2	324.6	329.1	334.2	335.0
Shareholders' equity	14.6	14.0	15.7	15.8	13.5
Key capital ratios compliant with BIS rules					
Core capital (€ billions)	15.4	15.7	17.5	17.4	14.9
Equity funds € billions)	27.2	27.1	29.7	29.8	26.3
Risk assets (€ billions)	242.0	238.6	241.3	241.5	240.9
Core capital ratio (%)	6.4	6.6[2]	7.2	7.2	6.2
Equity funds ratio (%)	10.2	10.4	11.3	11.3	10.0
Share information					
Share price (€)	18.87	16.70	15.46	14.62	15.94[3]
Market capitalization (€ billions)	14.2	12.5	11.6	11.0	8.5[4]
Employees	57,437	57,806	57,973	57,874	59,575
Branch offices	2,085	2,036	2,055	2,055	2,091

[1] 2004 figures adjusted for amortization of goodwill; figures at 12/31/2004 additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts

[2] 6.2% including consolidation and other effects to be incorporated from the start of 2005

[3] HVB share price adjusted for subscription discount

[4] Before capital increase

FINANCIAL CALENDAR

Important dates 2005	
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Important dates 2006	
Preliminary annual results	February 23, 2006
Publication of the 2005 annual results	March 16, 2006
Annual General Meeting of Shareholders	May 24, 2006
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 10, 2006
Second-quarter earnings	July 26, 2006
Third-quarter earnings	October 26, 2006

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport

Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by

calling +49 (0)89 89 50 60 75, or
faxing +49 (0)89 89 50 60 30.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: May 3, 2005
Publication date: May 11, 2005

Printed in Germany



ZWISCHENBERICHT 2005

31 3

Mit Europa wachsen.


HVB Group

INHALT

FINANCIAL HIGHLIGHTS

Kennzahlen (in %)	1.1.–31.3.2005	1.1.–31.3.2004
Eigenkapitalrentabilität nach Steuern[1]	11,6	3,3
Eigenkapitalrentabilität vor Steuern[1]	15,9	7,1
Cost-Income-Ratio (gemessen an den operativen Erträgen)	64,8	66,4

Erfolgszahlen	1.1.–31.3.2005	1.1.–31.3.2004
Betriebsergebnis (in Mio €)	548	299
Ergebnis der gewöhnlichen Geschäftstätigkeit/		
Ergebnis vor Steuern (in Mio €)	565	206
Gewinn/Verlust (in Mio €)	336	56
Ergebnis je Aktie (in €)[1]	0,45	0,18

Bilanzzahlen (in Mrd €)	31.3.2005	31.12.2004
Bilanzsumme	469,9	467,4
Kreditvolumen	326,2	324,6
Bilanzielles Eigenkapital	14,6	14,0

Bankaufsichtsrechtliche Kapitalkennzahlen	31.3.2005	31.12.2004[2]
nach BIZ		
Kernkapital (in Mrd €)	15,4	15,7
Eigenmittel (in Mrd €)	27,2	27,1
Risikoaktiva (in Mrd €)	242,0	238,6
Kernkapitalquote (in %)	6,4	6,6[3]
Eigenmittelquote (in %)	10,2	10,4

Aktie	1.1.–31.3.2005	2004
Börsenkurs: Stichtag (in €)	18,87	16,70
Höchststand (in €)	19,05	21,13
Tiefststand (in €)	16,30	12,86
Börsenkapitalisierung Stichtag (in Mrd €)	14,2	12,5

	31.3.2005	31.12.2004
Mitarbeiter	57347	57806
Geschäftsstellen	2085	2036

[1] 2004 bereinigt um Goodwill-abschreibungen.
[2] Nach festgestellten Jahres-abschlüssen.
[3] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypotheken-pfandbriefe
Moody's	A3	P-1	negative	Aa2*	Aa3*
S&P	A–	A-2	negative	AAA	—
Fitch Ratings	A–	F2	stable	AAA	AAA**

* Auf »review for possible upgrade« seit 15. März 2004
** Auf »Credit Watch Negative« seit 21. Januar 2005

GESCHÄFT UND STRATEGIE

Gesamtwirtschaftliche Entwicklung im ersten Quartal 2005

Die Wachstumsdynamik hat sich verglichen mit dem Jahr 2004 weltweit verlangsamt. War die US-Wirtschaft noch mit Schwung in das erste Quartal gestartet, zeigten sich zuletzt Zeichen einer Abschwächung bei den Exporten, aber auch bei der Konsumnachfrage. In Japan ist die Rezession beendet, das Wachstum hat sich zum Jahresbeginn jedoch allenfalls stabilisiert. Auch in Euroland wechselten im ersten Quartal schlechte Nachrichten aus der Industrie mit besseren Konjunkturdaten ab, die auf eine Belebung der Binnennachfrage hindeuten. Vorübergehend büßten die Länder Zentral- und Osteuropas angesichts der schwächeren Auslandsnachfrage ebenfalls an Dynamik ein. In den asiatischen Schwellenländern blieb das Wachstum hingegen robust.

Branchenentwicklung

Im ersten Quartal profitierten die deutschen und europäischen Banken deutlich von einer Belebung der Kapitalmärkte. Dies fand im Provisionsüberschuss und insbesondere im Handelsergebnis der Kreditinstitute seinen positiven Niederschlag. Deutliche konjunkturelle Impulse blieben jedoch aus. So steht die Entwicklung des Zinsüberschusses inländischer Banken anhaltend im Zeichen geringer Kreditnachfrage und spürbaren Margendrucks. Die deutschen Kreditinstitute haben in den vergangenen Jahren umfassende Maßnahmen zur Kostenoptimierung durchgeführt. Daher gehen einige Kreditinstitute in ausgewählten Geschäftsbereichen wieder dazu über gezielte Investitionen durchzuführen. Diese unterschiedliche Situation spiegelt sich in der Entwicklung der Verwaltungsaufwendungen wider. Während die Risikovorsorge bei den deutschen Instituten weiter zurückging, stabilisierte sie sich auf europäischer Ebene auf vergleichsweise niedrigem Niveau. Insgesamt verzeichnete die Branche teilweise deutliche Ergebniszuwächse.

Auf der Grundlage unseres Strategieprogramms »Mit Europa wachsen« konzentrieren wir uns in diesem Jahr auf die wertorientierte Weiterentwicklung der HVB Group (siehe auch Sonderkapitel im Geschäftsbericht 2004). Im Mittelpunkt steht dabei die Verbesserung der Profitabilität des Geschäftsfelds Deutschland, die Forcierung der im vergangenen Jahr eingeleiteten Ertragsinitiativen sowie die strukturelle Optimierung unserer Kostenbasis mit dem Programm PRO. Im Geschäftsjahr 2005 wollen wir eine Eigenkapitalrentabilität nach Steuern von 8%–9% erreichen. Auch streben wir an, die Kernkapitalquote durch Verminderung der Risikoaktiva im Bereich der Immobilienfinanzierung, den Abbau des Real Estate Restructuring-Portfolios, Verbriefungsmaßnahmen und insbesondere durch Gewinnthesaurierung in Richtung 7% zu verbessern. Mit der finanziellen Entwicklung im ersten Quartal liegen wir auf Zielkurs.

Integration der Vereins- und Westbank AG abgeschlossen

Die Verschmelzung der Vereins- und Westbank AG wurde mit der Eintragung im Handelsregister des Amtsgerichts München am 14. Januar 2005 wirksam. Die technische Integration haben wir gegen Ende des ersten Quartals 2005 abgeschlossen.

ERFOLGSENTWICKLUNG

Der Geschäftsverlauf in den ersten drei Monaten dieses Jahres lag über unseren Erwartungen. Das Betriebsergebnis konnten wir im Vergleich mit dem ersten Quartal des Vorjahres nahezu verdoppeln und das Ergebnis vor Steuern fast verdreifachen. Damit liegen wir deutlich über unseren Planungen. Im Ausblick des Financial Review (Geschäftsbericht 2004, Seite 81) hatten wir die für 2005 angestrebte Eigenkapitalrentabilität nach Steuern mit einem Wert zwischen 8 und 9% angegeben. Diesen Wert konnten wir im ersten Quartal dieses Jahres übertreffen.

Zu den Erfolgsquellen im Einzelnen:

Operative Erträge

Die gesamten operativen Erträge erhöhten sich gegenüber dem Vorjahr um 6,5% und gegenüber dem starken Wert des vierten Quartals um 3,5%. Mit 2471 Mio € erreichten wir den höchsten Quartalswert seit Jahresbeginn 2004.

Im Vergleich zum Vorjahr steigerten wir den Zinsüberschuss um 118 Mio € (+ 9,2%). Bei leicht steigendem Volumen erhöhte sich die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva auf 2,62% (31. März 2004: 2,38%). Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 757 Mio € um 8,0% über dem Vorjahreswert. Dabei stiegen die Erfolgsbeiträge aus dem Wertpapier- und Depotgeschäft insbesondere auch durch den Absatz innovativer Finanzprodukte wie unsere Zinsjoker-Anleihe um 8%. Daneben hat sich auch der Provisionsüberschuss aus dem Außenhandelsgeschäft und Zahlungsverkehr sowie aus dem Kreditgeschäft erhöht. Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen erreichte 30,6% (Q1 2004: 30,2%).

Sehr zufrieden sind wir mit dem erfreulichen Handelsergebnis des ersten Quartals in Höhe von 322 Mio €. Es übertrifft das bereits hohe Vorjahresergebnis nochmals um 21,5%. Der Anstieg gegenüber dem Vorjahr ist vor allem auf zins- und währungsbezogene Geschäfte zurückzuführen.

Verwaltungsaufwendungen

Mit den Verwaltungsaufwendungen der HVB Group in Höhe von 1600 Mio € liegen wir im Rahmen unserer Erwartungen. Der Anstieg gegenüber dem ersten Quartal 2004 lag mit + 3,8% deutlich unter der Zunahme der operativen Erträge (+ 6,5%).

Damit verbesserte sich die Cost-Income-Ratio (Quotient des Verwaltungsaufwands und der gesamten operativen Erträge) gegenüber dem ersten Quartal des Vorjahres um 1,6%-Punkte auf 64,8%.

Kreditrisikovorsorge

Wir erwarten nach den Sondermaßnahmen im Jahresabschluss 2004 für das Gesamtjahr 2005 ein gegenüber den Vorjahren deutlich niedrigeres Niveau in Höhe von ca. 1,3 Mrd €, das sind anteilig für die ersten drei Monate 323 Mio €. Dies entspricht einem Rückgang um 157 Mio € bzw. 32,7% gegenüber dem Wert, den wir für das erste Quartal des Vorjahres ausgewiesen haben.

Betriebsergebnis und Ergebnis vor Steuern

Das Betriebsergebnis konnten wir in den ersten drei Monaten um 249 Mio € auf 548 Mio € fast verdoppeln. Auch gegenüber dem bereits sehr starken Wert des vierten Quartals 2004 konnten wir das Betriebsergebnis um 9,4% steigern. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2004 fort.

Das Finanzanlageergebnis liegt mit 54 Mio € deutlich über dem Wert für die ersten drei Monate des Vorjahres (+ 17 Mio €). Es enthält im ersten Quartal 2005 auch den Gewinn aus dem im Zusammenhang mit dem IPO Premiere stehenden Verkauf unserer Anteile an der Premiere AG (34 Mio €).

Geschäfts- oder Firmenwerte werden gemäß des neuen IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Die Gewinn- und Verlustrechnung des Vorjahres war noch mit 38 Mio € planmäßigen Goodwillabschreibungen belastet. Außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte waren im ersten Quartal 2005 nicht vorzunehmen.

In den übrigen Erträgen und Aufwendungen sind im ersten Quartal 2005 im Wesentlichen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring zugeordnet sind, ausgewiesen. Im Vorjahr war zusätzlich noch der Aufwand aus der Risikoabschirmung für die Hypo Real Estate Group in Höhe von 33 Mio € belastend enthalten.

Mit dem Ergebnis vor Steuern in Höhe von 565 Mio € konnten wir den Vorjahreswert des ersten Quartals mehr als verdoppeln.

Gewinn

Nach Abzug der Fremdanteile am Ergebnis in Höhe von 69 Mio € (Vorjahr: 60 Mio €) erwirtschafteten wir einen Gewinn in Höhe von 336 Mio €, der das Sechsfache des Gewinns für das erste Quartal 2004 beträgt.

Entwicklung in den einzelnen Geschäftsfeldern

Zum Betriebsergebnis in Höhe von 548 Mio € haben die Geschäftsfelder

Deutschland	203 Mio €
Österreich und CEE	223 Mio €
Corporates & Markets	222 Mio €
Real Estate Restructuring	10 Mio €

beigetragen.

Auf Grund der nachstehend beschriebenen aufbauorganisatorischen Veränderungen innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Quartal 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Im Einzelnen wurden folgende, für die Darstellung der Geschäftsfelder bzw. Ressorts relevanten Veränderungen, vorgenommen:

- Das Segment Real Estate Restructuring (RER) ist durch die Überführung der bisher dem Geschäftsfeld Deutschland zugeordneten Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG sowie der Restbestände des Segments Workout Immobilien entstanden.
- Im Geschäftsfeld Österreich und CEE haben wir uns zur besseren Steuerung der Ressorts entschlossen, die Transparenz in der internen und externen Berichterstattung zu erhöhen und weisen daher ab dem 1. Quartal 2005 das Ressort »Firmenkunden« getrennt von den Ressorts »Privatkunden« und »Großkunden und Immobilien« aus.
- Im Rahmen der Optimierung unserer auf der Marktzinsmethode basierenden Zinssteuerung und auf Grund der Anpassung unserer Refinanzierungsstruktur an die Marktopportunitäten ergaben sich diverse Auswirkungen auf den segmentierten Zinsüberschuss. In diesem Zusammenhang haben wir zur Bildung einer klareren Aufgabenabgrenzung auch die Dispositionsverantwortung für nicht handelsbuchbezogene Transaktionen vom Ressort »Markets« in das Geschäftsfeld Sonstiges übertragen. Zudem haben wir Veränderungen bei konzerninternen Verrechnungsmodalitäten mit Wirkung auf den segmentierten Provisionsüberschuss vorgenommen.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Entwicklung im Geschäftsfeld Deutschland

Das Geschäftsfeld Deutschland erzielte mit einem Betriebsergebnis in Höhe von 203 Mio € einen signifikanten Beitrag zum gesamten Betriebsergebnis der Bank. Im gesamten Vorjahr betrug das im Geschäftsbericht 2004 ausgewiesene Betriebsergebnis des Geschäftsfelds Deutschland – vor aufbauorganisatorischen Änderungen (inkl. RER) – lediglich 18 Mio €.

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäftes sind wegen ihrer Zuordnung zum Segment RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisikovorsorge. Durch diese Überführung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäftes in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung.

Mit Übertragung in das Segment RER hatte das Geschäftsfeld Deutschland zu diesem Zeitpunkt keine Immobiliensanierungsfälle (Ratingklassen 8 bis 10) im Bestand. In jedem Kreditportfolio finden aber im Zeitablauf Bonitätsveränderungen statt und es entsteht damit auf Grund des mit dem Kreditgeschäft unabdingbar verbundenen Risikos neuer Risikovorsorgebedarf.

Die Eliminierung des Risikovorsorgebedarfs der in das Segment RER überführten Sanierungsbestände aus der Kreditrisikovorsorge des Jahres 2004 führt bei statischer Betrachtung zu einer verzerrenden Darstellung der angepassten Risikovorsorge im Geschäftsfeld Deutschland im Vergleich zum laufenden Geschäftsjahr, da das Portfolio des Geschäftsjahres 2005 auf Grund der beschriebenen Maßnahme betriebswirtschaftlich nicht mehr mit dem des Vorjahres vergleichbar ist. Gemäß IAS 14.76 sind jedoch grundsätzlich Vorjahresvergleichszahlen auf Basis der aktuellen Bestimmung der Segmente anzugeben.

Zur besseren Vergleichbarkeit der wirtschaftlichen Entwicklung haben wir neben den angepassten Vorjahreszahlen des Geschäftsfelds Deutschland im Segmentbericht auch die Zahlen, wie wir sie im Konzernabschluss 2004 (vgl. Geschäftsbericht 2004, S. 128) dargestellt hatten, angegeben.

In der nachfolgenden Darstellung der Ergebnisentwicklung der einzelnen Ressorts im Geschäftsfeld Deutschland gehen wir deshalb auf die Entwicklung des Betriebsergebnisses vor Risikovorsorge ein, die die Entwicklung des Geschäftsfelds Deutschland transparent macht. Ein Vergleich mit den betriebswirtschaftlich nur bedingt aussagekräftigen Kreditrisikovorsorgezahlen des Vorjahres würde die tatsächliche wirtschaftliche Entwicklung des Geschäftsfelds nicht korrekt wiedergeben.

Bei der Kreditrisikovorsorge liegen wir konzernweit hinsichtlich des im Ausblick des Konzernlageberichts anvisierten normalisierten Niveaus der Kreditrisikovorsorge von ca. 1,3 Mrd € für das Gesamtjahr 2005 voll im Plan. Die Entwicklung der Kreditrisikovorsorge im Geschäftsfeld Deutschland steht ebenfalls im Einklang mit dieser Prognose.

Im ersten Quartal blieb das Betriebsergebnis vor Risikovorsorge im Geschäftsfeld Deutschland gegenüber dem Vorjahreswert mit 367 Mio € weitgehend konstant, wobei zu berücksichtigen ist, dass das erste Quartal 2004 durch den Veräußerungsgewinn BethmannMaffei in Höhe von rund 53 Mio € begünstigt war.

Bereinigt um diesen Effekt bedeutet dies eine Steigerung des Betriebsergebnisses vor Risikovorsorge von 15%, die sowohl auf rückläufige Verwaltungsaufwendungen als auch auf eine positive Entwicklung der operativen Erträge (+ 4% gegenüber dem um den Veräußerungsgewinn BethmannMaffei bereinigten Vorjahreswert) zurückzuführen ist.

Die Cost-Income-Ratio verbesserte sich mit 64,1% leicht gegenüber dem Vorjahreswert (64,3%, bereinigt 67,7%).

Im Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) wurde das Betriebsergebnis vor Kreditrisikovorsorge gegenüber dem um den Veräußerungsgewinn BethmannMaffei bereinigten Vorjahr nahezu verdoppelt. Unbereinigt lag das Betriebsergebnis vor Risikovorsorge mit 60 Mio € um 26 Mio € unter dem Vorjahr.

Bei (bereinigt) leicht gestiegenen operativen Erträgen ist dies vor allem auf die um 5% rückläufigen Verwaltungsaufwendungen zurückzuführen. Die Cost-Income-Ratio belief sich dabei auf 87,2% (Vorjahr: 83,3%, bereinigt 92,9%).

Im Ressort Firmenkunden und freie Berufe konnten wir das Betriebsergebnis vor Risikovorsorge um 7% auf 232 Mio € verbessern. Insbesondere durch die erfreuliche Entwicklung im Provisionsüberschuss infolge des gestiegenen Absatzes im Derivategeschäft mit Kunden und höheren Erträgen im Wertpapier- und Depotgeschäft stiegen die operativen Erträge um 7%. Durch die parallele Entwicklung bei den Verwaltungsaufwendungen stabilisierte sich die Cost-Income-Ratio bei unveränderten 46,7%.

Das Ressort Immobilien konnte bei weitgehend konstanten operativen Erträgen durch die um 15% rückläufigen Verwaltungsaufwendungen das Betriebsergebnis vor Risikovorsorge um 9% steigern. Die Cost-Income-Ratio verbesserte sich dabei von 41% auf 35,3%.

Entwicklung im Geschäftsfeld Österreich und CEE

Das Geschäftsfeld Österreich und CEE erzielte im ersten Quartal 2005 ein Betriebsergebnis von 223 Mio € und liegt damit um 69 Mio € bzw. 45% über dem Vergleichszeitraum des Vorjahres.

Die Cost-Income-Ratio verbesserte sich auf 63,3% trotz der leicht steigenden Verwaltungsaufwendungen durch die um 12% höheren operativen Erträge. Trotz der um 8% gestiegenen Kreditrisikovorsorge entwickelte sich das Betriebsergebnis erfreulich mit einer Zunahme von 45%.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE konnten bei stabilen Verwaltungsaufwendungen die operativen Erträge auf Grund einer positiven Entwicklung im Provisionsüberschuss insbesondere aus dem Wertpapier- und Depotgeschäft um insgesamt 4% gesteigert werden. Die Cost-Income-Ratio verbesserte sich auf 78,2% und dadurch erzielte das Ressort trotz einer leicht gestiegenen Kreditrisikovorsorge ein um 21% verbessertes Betriebsergebnis.

Im neuen Ressort Firmenkunden Österreich, dessen Kunden bislang teils dem Ressort »Privatkunden Österreich« und teils dem alten Ressort »Firmenkunden Österreich« zugeordnet waren, kompensierte die reduzierte Kreditrisikovorsorge die rückläufige Entwicklung bei den operativen Erträgen. Bei nahezu unveränderten Verwaltungsaufwendungen blieb auch das Betriebsergebnis auf dem Niveau des Vorjahres (14 Mio € nach 12 Mio € im Vorjahresvergleichszeitraum).

Das Ressort Großkunden und Immobilien, das Kundengruppen des bisherigen Ressorts »Firmenkunden Österreich« enthält, erzielte ein Betriebsergebnis von 61 Mio € und konnte damit das Vorjahresergebnis um die Hälfte steigern. Diese Verbesserung lässt sich auf die um 18% gestiegenen operativen Erträge zurückführen. Dabei erhöhte sich insbesondere der Saldo sonstige betriebliche Erträge/Aufwendungen infolge von Entkonsolidierungsgewinnen durch die Veräußerung von Tochtergesellschaften der Bank Austria Creditanstalt Leasing GmbH. Die Cost-Income-Ratio reduzierte sich dadurch bei um 10% rückläufigen Verwaltungsaufwendungen auf 46,8%. Damit konnte die um 8 Mio € auf 14 Mio € erhöhte Kreditrisikovorsorge überkompensiert werden.

Im Ressort Zentral- und Osteuropa (CEE) führte insbesondere die erfreuliche Entwicklung beim Zins- und Provisionsüberschuss zu einem Anstieg der operativen Erträge um fast ein Drittel. Besonders erfreulich war dabei die Entwicklung bei unserer polnischen Tochtergesellschaft Bank BPH Spólka Akcyjna, Krakau.

Die Cost-Income-Ratio verbesserte sich dadurch trotz um 19% gestiegener Verwaltungsaufwendungen auf 57,1%. Insgesamt ist das Betriebsergebnis bei einer um 10 Mio € gestiegenen Kreditrisikovorsorge um mehr als die Hälfte auf 108 Mio € angewachsen.

Die Bank Austria Creditanstalt-Gruppe hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie dem Refinanzierungsaufwand des Goodwills, 244 Mio € zum Ergebnis vor Steuern der HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 280 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets

Im Geschäftsfeld Corporates & Markets steigerten wir das Betriebsergebnis im Vergleich zum Vorjahreszeitraum um mehr als ein Drittel. Darüber hinaus konnte das Geschäftsfeld insbesondere durch den Verkauf eines Teils unserer Anteile an der Premiere AG ein sehr gutes Finanzanlageergebnis erzielen (41 Mio € nach –11 Mio € im Vorjahr) und somit das Ergebnis vor Steuern nahezu verdoppeln.

Die positive Entwicklung des Betriebsergebnisses ist in erster Linie auf das gegenüber dem bereits sehr guten ersten Quartal 2004 nochmal um gut ein Viertel gestiegene Handelsergebnis und auf die nahezu halbierte Kreditrisikovorsorge zurückzuführen. Der Anstieg der operativen Erträge um 7% führte trotz höheren Verwaltungsaufwendungen zu einer verbesserten Cost-Income-Ratio von 53,5% (2004: 54,3%).

Infolge des guten Handelsergebnisses konnte das Betriebsergebnis des Ressorts Markets um 9% gesteigert werden. Auf Grund der parallelen Entwicklung bei den operativen Erträgen und den Verwaltungsaufwendungen (jeweils +8%) blieb die Cost-Income-Ratio bei steigendem Ertragsniveau mit 54,1% stabil (Vorjahr: 54,4%).

Im Ressort Corporates stiegen die operativen Erträge (+4%) insbesondere durch die positive Entwicklung beim Provisionsüberschuss. Bei konstanten Verwaltungsaufwendungen verbesserte sich damit die Cost-Income-Ratio auf 52,4% (Vorjahr: 54,5%). Durch die nahezu halbierte Kreditrisikovorsorge erreichte das Ressort ein Betriebsergebnis in Höhe von 52 Mio € nach 6 Mio € im Vorjahr.

Geschäftsfeld Real Estate Restructuring

Beim Geschäftsfeld Real Estate Restructuring (RER) verzeichnen wir im Vergleich zu den angepassten Vorjahreszahlen sowohl bei den operativen Erträgen als auch bei den Verwaltungsaufwendungen einen weitgehend konstanten Verlauf. Da in 2005 keine weitere Risikovorsorge auf die diesem Segment zugeordneten Kreditportfolios vorzunehmen war, erreichte das Segment mit 10 Mio € (Vorjahr: –205 Mio €) ein positives Betriebsergebnis.

VERMÖGENS- UND FINANZLAGE

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum 31. März 2005 auf 469,9 Mrd €, das sind 2,5 Mrd € bzw. 0,5% mehr als zum Vorjahresende. Dieser Anstieg resultiert im Wesentlichen aus der Zunahme der Forderungen an Kreditinstitute (+ 4,8 Mrd €) und der Finanzanlagen (+ 1,9 Mrd €). Dagegen reduzierten sich insbesondere die Handelsaktiva um 3,1 Mrd € sowie die Barreserve um 1,8 Mrd €.

Das Kreditvolumen stieg um 1,6 Mrd € auf 326,2 Mrd € nachdem wir in 2004 noch einen Rückgang in Höhe von 13,8 Mrd € ausgewiesen hatten. Die Zunahme ist auf gestiegene Kredite und Darlehen an Kreditinstitute und höhere Eventualverbindlichkeiten zurückzuführen, während Kredite und Darlehen an Kunden stagnierten.

Auf der Passivseite erhöhten sich die Verbindlichkeiten gegenüber Kunden um 3,4 Mrd € und die Verbrieften Verbindlichkeiten um 0,9 Mrd €. Die Handelspassiva ermäßigten sich dagegen um 1,5 Mrd €. Das bilanzielle Eigenkapital, das nunmehr auch Anteile im Fremdbesitz beinhaltet, stieg um rund 5% auf 14,6 Mrd € im Wesentlichen durch den im ersten Quartal 2005 erzielten Gewinn.

Risikoaktiva und Kapitalquoten

Nach den ersten drei Monaten 2005 erhöhten sich die Risikoaktiva gemäß BIZ gegenüber dem Stand zum Jahresende 2004 planmäßig um 3,4 Mrd € auf 242,0 Mrd € vor allem durch die Ausweitung unserer Geschäftsaktivitäten. Das Kernkapital der HVB Group belief sich zum 31. März 2005 nach Konsolidierungs- und sonstigen Effekten auf 15,4 Mrd €. Damit ergibt sich eine Kernkapitalquote in Höhe von 6,4% und eine Eigenmittelquote in Höhe von 10,2%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert im ersten Quartal 2005 durchschnittlich auf 1,2 (im Jahresdurchschnitt 2004 auf 1,2).

SONSTIGE ANGABEN

IFRS-Grundlagen

Der vorliegende Zwischenbericht ist in Übereinstimmung mit IAS 34 erstellt worden. Wir haben mit Ausnahme der Anwendung geänderter und neuer IFRS dieselben Bilanzierungs- und Bewertungsmethoden wie im Konzernabschluss 2004 angewandt. Diese Auswirkungen haben wir ausführlich im Kapitel »Auswirkungen der Anwendung geänderter und neuer IFRS« beschrieben. Bezüglich der sonstigen Bilanzierungs- und Bewertungsmethoden siehe Geschäftsbericht 2004 der HVB Group, Seiten 117 ff.

Bei der Segmentberichterstattung wurden gemäß IAS 14.76 die Vorjahresvergleichszahlen angepasst. Die Gründe für die Anpassung haben wir unter »Entwicklung in den Geschäftsfeldern« ausführlich beschrieben.

Änderungen des Konsolidierungskreises

Zum 1. Januar 2005 haben wir die BPH Leasing S.A., Warschau im Hinblick auf die dynamische Entwicklung des Leasinggeschäfts in Polen und der zunehmenden Bedeutung für das Leasingergebnis der Bank BPH in den Konsolidierungskreis aufgenommen.

Ende Februar erfolgte die Entkonsolidierung der Austria Finanza S.P.A., Treviso und der Austrolease S.P.A., Bozen. Diese beiden Unternehmen wurden von der Bank Austria Creditanstalt Leasing GmbH gegen eine Barzahlung in Höhe von 32 Mio € an die Fortis Lease Group S.A. verkauft. In der HVB Group entsteht dadurch ein einmaliger Erlös in Höhe von 17 Mio €.

Ereignisse nach dem 31. März 2005

Durch die am 21. April 2005 durchgeführte Kapitalerhöhung bei der International Moscow Bank (IMB), Moskau hat sich unser Stimmrechtsanteil von 46% auf 53% erhöht. Wir werden die IMB mit Wirkung vom 1. Mai 2005 vollkonsolidieren. Bislang ist die IMB ein at-Equity bewertetes Unternehmen.

AUSBLICK

Gesamtwirtschaftliche Entwicklung

Im Gesamtjahr wird die Weltwirtschaft voraussichtlich mit 3% wachsen, nach 4% im letzten Jahr. Wachstumszentrum bleiben mit unveränderter Dynamik die asiatischen Schwellenländer, die insgesamt gut zehn Prozent zum globalen BIP beitragen. Auch die Länder Zentral- und Osteuropas werden dank hoher Investitionsnachfrage noch mit durchschnittlich 4,25% wachsen. Verhaltener ist die Einschätzung zur US-Wirtschaft. Sonderfaktoren, die die Wirtschaftsentwicklung im letzten Jahr stark unterstützt hatten, entfallen: Zum Jahreswechsel liefen fiskalpolitische Impulse aus, die zu einem Vorziehen der Investitionsausgaben geführt hatten. Die US-Notenbank führt die Geldpolitik bereits seit Juni 2004 schrittweise auf ein weniger expansives Niveau zurück. Der nachlassende Boom am amerikanischen Immobilienmarkt schließlich spricht dafür, dass auch der private Verbrauch in 2005 etwas schwächer ausfallen dürfte als im Vorjahr. Im Jahresdurchschnitt wird die amerikanische Wirtschaft voraussichtlich mit 3,5% wachsen, nach 4,5% im Vorjahr.

Die schwächere globale Konjunkturentwicklung stellt für sich genommen eine Belastung für die europäische Wirtschaft dar. Allerdings gibt es Anzeichen dafür, dass sich vor allem in Deutschland die Wachstumskräfte vom Export, der mit Abstand wichtigsten Wachstumsstütze im letzten Jahr, hin zur Binnennachfrage verlagern: Der Abbau der Beschäftigung kommt allmählich zum Stillstand, die Frühindikatoren signalisieren seit etlichen Monaten eine Verbesserung der Stimmung bei den Konsumenten, und die Auftragslage zeigt, dass die Investitionsnachfrage nach drei Jahren Stagnation wieder anzieht. Da die deutsche Wirtschaft im Schlussquartal 2004 geschrumpft ist, ist die Ausgangsbasis für die Wachstumszahl im laufenden Jahr allerdings ungünstig. Deshalb ergibt sich für den Jahresdurchschnitt nur ein BIP-Anstieg von 0,8% (2004: + 1,0%). Auch in Österreich dürfte sich das Wachstum, unterstützt von einer kräftigeren Binnennachfrage, im zweiten Halbjahr wieder beschleunigen (2005: + 1,7%; 2004: + 2,0%). Im Euroraum insgesamt wird das BIP-Wachstum voraussichtlich bei 1,25% liegen, nach 1,7% im Vorjahr.

Angesichts zunehmender Inflationssorgen in den USA dürfte die amerikanische Notenbank den Geldmarktzins weiterhin stetig erhöhen, auf 3,75% zum Jahresende. Die Renditen von 10-jährigen US-Staatsanleihen bleiben historisch niedrig, könnten aber im Jahresverlauf temporär auf 4,75 – 5% ansteigen. Bundesanleihen dürften den Vorgaben aus den USA folgen. Der vorübergehende Anstieg auch der Renditen auf Bundesanleihen wird aber nicht zuletzt deshalb geringer ausfallen, weil die EZB mit der Normalisierung des Leitzinses bis weit ins zweite Halbjahr hinein warten wird. Das anhaltende Leistungsbilanzdefizit der USA spricht für einen Anstieg des EUR-USD-Wechselkurses auf etwa 1,35.

Für den Jahresverlauf 2005 gehen wir von einer guten Ergebnisentwicklung in der Branche aus. Dennoch ist damit zu rechnen, dass die moderaten Konjunkturaussichten sowie die anhaltend hohe Arbeitslosigkeit weiterhin bremsend auf die Nachfrage nach Finanzdienstleistungen wirken (vgl. hierzu auch Geschäftsbericht 2004, S. 81). Darüber hinaus bleibt abzuwarten, inwieweit sich die sehr günstige Entwicklung an den Kapitalmärkten fortsetzt und – mit Blick auf die europäischen Banken – eine wieder leicht ansteigende Tendenz bei den Kreditrisiken ausbleibt.

Ergebnisentwicklung der HVB Group

Die im Risikobericht (Geschäftsbericht 2004, Risk Report, Seiten 82 – 105) erläuterten Risiken der zukünftigen Entwicklung der HVB Group blieben im bisherigen Jahresverlauf unverändert.

Wie bereits im Konzernlagebericht zum Konzernabschluss per 31. Dezember 2004 (Geschäftsbericht 2004 S. 81) erwähnt, planen wir für das Jahr 2005 zu einem im Verhältnis zu den Vorjahren deutlich reduzierten Niveau bei der Kreditrisikovorsorge zurückzukehren und gehen für das Gesamtjahr von einer Eigenkapitalrentabilität nach Steuern zwischen 8 und 9% aus.

Mit den Ergebnissen des ersten Quartals befinden wir uns auf einem guten Weg, diese Ziele zu erreichen. Die Kernkapitalquote wollen wir möglichst schnell durch Thesaurierung und die Freisetzung von Eigenkapital – unter anderem auch durch einen zügigen Abbau von Beständen aus dem Segment Real Estate Restructuring – wieder spürbar erhöhen.

Im ersten Quartal des Jahres hat sich unsere Aktie insgesamt deutlich besser entwickelt als der Deutsche Aktienindex DAX. Die Performance der HVB-Aktie wies in diesem Zeitraum eine höhere Volatilität als der Gesamtmarkt auf. Auf Quartalssicht konnte unsere Aktie 11% gegenüber dem DAX und 8% gegenüber dem Prime Banks-Index hinzugewinnen.

Bis zur Ankündigung der Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland am 21. Januar 2005 hat sich unsere Aktie sehr gut entwickelt (+ 6,4%). Im gleichen Zeitraum verlor der DAX 1% an Wert.

Danach lag die Kursentwicklung der HVB-Aktie bis zur Bekanntgabe unseres vorläufigen Geschäftsergebnisses für das Jahr 2004 am 24. Februar 2005 unter den Benchmarkindizes DAX und Prime Banks. Anschließend konnte der Kursverlauf an den positiven Trend vom Jahresbeginn anknüpfen: der Kapitalmarkt reagierte positiv auf die Ergebnisveröffentlichung, die Bekanntgabe umfangreicher Details zum neuen Segment »Real Estate Restructuring« und zum Effizienzsteigerungsprogramm »PRO« sowie auf den finanziellen Ausblick für 2005.

Der Kurs der HVB-Aktie stieg in den zwei folgenden Tagen um fast 8% und erreichte am 7. März 2005 mit 19,05 € den höchsten Stand im ersten Quartal. Die HVB-Aktie beendete das Quartal bei einem Stand von 18,87 € (+ 13%).

Ende April 2005 wurde die HVB-Aktie von den Aktienanalysten von 26 Banken und Wertpapierhäusern wie folgt eingeschätzt: Die Mehrheit (61%) der Analysten empfiehlt die Aktie zum »Halten«, 27% zum »Untergewichten« und 12% zum »Übergewichten«.

HVB-Aktie im Vergleich zu DAX und Prime Banks


HVB-Aktie in € vom 30.12.2004 bis 31.3.2005
19,5
18,5
17,5
16,5
Prime Banks indexiert auf HVB
DAX indexiert auf HVB
HVB-Aktie
30.12.
6.1.
13.1.
20.1.
27.1.
3.2.
10.2.
17.2.
24.2.
3.3.
10.3.
17.3.
24.3.
31.3.

ERGEBNISSE

AUSWIRKUNG DER ANWENDUNG GEÄNDERTER UND NEUER IFRS

Ab 1. Januar 2005 sind zahlreiche geänderte und neue IFRS Regelungen erstmals anzuwenden. Die erstmalige Anwendung ist grundsätzlich rückwirkend vorzunehmen, das heißt dergestalt, als ob sie schon immer angewandt worden sei. Daher haben wir die Vergleichszahlen für das Geschäftsjahr 2004 an die aktuellen Rechnungslegungsvorschriften angepasst. Die IFRS-Änderungen und -Neuerungen wirken sich im Wesentlichen auf die folgenden Bilanz- und GuV-Posten des Jahres 2004 aus:

- Die Anteile in Fremdbesitz sind als separater Unterposten im Eigenkapital darzustellen. Der Ausweis innerhalb des Eigenkapitals erfolgt somit getrennt vom Eigenkapital, das auf die Anteilseigner der HVB AG entfällt. Per 31. Dezember 2004 erhöhte sich dadurch das bilanzielle Eigenkapital um die Anteile in Fremdbesitz in Höhe von 2509 Mio €.
- Finanzielle Vermögenswerte sind in vier vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten. Die Kategorie »erfolgswirksam zum beizulegenden Zeitwert durch die Gewinn- und Verlustrechnung« (aFVtPL = at fair value through profit or loss) wird in zwei Unterkategorien aufgeteilt. Neben den zu Handelszwecken gehaltenen finanziellen Vermögenswerten können nun auch grundsätzlich alle finanziellen Vermögenswerte beim erstmaligen Ansatz als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte designiert werden. Diese Vermögenswerte werden zum beizulegenden Zeitwert bewertet, die Wertschwankungen werden erfolgswirksam in der Gewinn- und Verlustrechnung erfasst. Wegen des so genannten EU-Endorsements existiert diese Möglichkeit für finanzielle Verbindlichkeiten derzeit nicht. Obwohl eine in der Vergangenheit vorgenommene Klassifizierung grundsätzlich unwiderruflich ist, erlaubt die Neufassung des IAS 39 bei dessen erstmaliger Anwendung eine neue Kategorisierung. Die HVB Group hat finanzielle Vermögenswerte grundsätzlich nur für Hedgefälle in die Kategorie aFVtPL klassifiziert. Die Barreserve hat sich im Rahmen der Erstanwendungsrechnung des neuen IAS 39 um 578 Mio € verringert, da Schatzwechsel der Bank BPH in die Fair-Value-Option umgruppiert wurden. In diesem Zusammenhang hat die Bank BPH die Schatzwechsel in die Bilanzposition Finanzanlagen umgegliedert. Der Reduzierung der Barreserve steht somit ein Anstieg der Finanzanlagen in gleicher Höhe gegenüber.
- Die objektiven Hinweise auf eine Abschreibung sind vor allem für AfS-Eigenkapitalinstrumente (im Wesentlichen Aktien) erweitert worden. Unter anderem ist eine signifikante oder länger anhaltende Abnahme des beizulegenden Zeitwertes eines gehaltenen Eigenkapitalinstruments unter dessen Anschaffungskosten ein objektiver Hinweis auf eine Wertminderung. Im Gegensatz zu der bisherigen Sichtweise sind die beiden Aufgreifkriterien nun losgelöst voneinander zu beurteilen. Auf Grund der retrospektiven Anwendung dieser neuen Vorschrift haben wir für 2004 Aktienbestände, vor allem an der Münchener Rück AG, um insgesamt 182 Mio € abgeschrieben. Dadurch kommt es für 2004 zu einer Reduzierung des Finanzanlageergebnisses um 182 Mio € und einer Erhöhung der AfS-Rücklage in gleicher Höhe.
- Wertaufholungen auf AfS-Eigenkapitalinstrumente sind nach den geänderten IFRS-Vorschriften ergebnisneutral in der AfS-Rücklage im Eigenkapital auszuweisen. Erst zum Zeitpunkt des Abgangs eines Vermögenswertes ist die AfS-Rücklage ergebniswirksam aufzulösen, sodass sich der entsprechend veränderte Veräußerungsgewinn oder -verlust in der Gewinn- und Verlustrechnung widerspiegelt. Daher wurden in 2004 erfolgswirksam vorgenommene Zuschreibungen in Höhe von insgesamt 36 Mio € rückgängig gemacht und der entsprechende Betrag in die AfS-Rücklage eingestellt. Andererseits kam es durch eine in 2004 erfolgte Veräußerung unserer Anteile an der Brau und Brunnen AG zu einer Erhöhung des Finanzanlageergebnisses, nachdem erfolgswirksame Zuschreibungen der vergangenen Jahre entsprechend der erwähnten Neuregelung zu eliminieren waren. Per Saldo hat sich aus dieser Änderung des Standards das Finanzanlageergebnis um 23 Mio € und die AfS-Rücklage um 42 Mio € erhöht.
- Bestehen keine Hinweise auf eine Wertminderung von individuell untersuchten finanziellen Vermögenswerten, die zu fortgeführten Anschaffungskosten bewertet werden, sind diese in Gruppen mit gleichen Kreditrisikomerkmalen zusammenzufassen. Die Bewertung der Wertminderung ist dann zwingend zusätzlich auf Portfolioebene durchzuführen. Eine Methode zur Berechnung von Wertminderungen auf Grund dieser inhärenten Risiken wird nunmehr im IAS 39 vorgegeben. Danach werden künftige Cashflows aus einer Gruppe finanzieller Vermögenswerte, die auf Portfolioebene auf Wertminderung beurteilt werden, anhand von historischen Ausfallquoten geschätzt. Mit Hilfe dieser historischen Ausfallquoten ist für eingetretene aber noch nicht bekannt gewordene Verluste ein Wertminderungsaufwand zu erfassen. Durch diese Neuerung hat sich bei unserem Tochterunternehmen Bank Austria Creditanstalt AG die Risikovorsorge per 31. Dezember 2003 rückwirkend um 113 Mio € erhöht. Für 2004 wurden davon 18 Mio € rückwirkend aufgelöst.
- Nach der Änderung des IAS 28 sind Abschlüsse at-Equity bewerteter Unternehmen ohne Ausnahme zwingend an konzerneinheitliche Bilanzierungs- und Bewertungsmethoden anzupassen. Durch die Anpassungen erhöhen sich per 31. Dezember 2004 die Anteile an at-Equity bewerteten Unternehmen und das Eigenkapital des Konzerns. Die Geschäfts- oder Firmenwerte aus at-Equity bewerteten Unternehmen weisen wir in der Bilanz nicht mehr unter den Immateriellen Vermögenswerten, sondern unter den Finanzanlagen aus.

Auf Grund dieser Änderungen haben wir unsere Gewinn- und Verlustrechnung für 2004 und unsere Bilanz zum 31. Dezember 2004 wie folgt angepasst:

Gewinn- und Verlustrechnung für 2004

	1.1.–31.3.2004 nach Anpassung in Mio €	1.1.–31.3.2004 vor Anpassung in Mio €	1.1.–31.12.2004 nach Anpassung in Mio €	1.1.–31.12.2004 vor Anpassung in Mio €
Zinsüberschuss	1 286	1 285	5 662	5 656
Kreditrisikovorsorge	480	485	1 795	1 813
Zinsüberschuss nach Kreditrisikovorsorge	806	800	3 867	3 843
Provisionsüberschuss	701	701	2 845	2 845
Handelsergebnis	265	262	728	718
Verwaltungsaufwand	1 542	1 542	6 118	6 118
Saldo sonstige betriebliche Erträge/Aufwendungen	69	69	101	101
Betriebsergebnis	**299**	**290**	**1 423**	**1 389**
Finanzanlageergebnis	17	19	– 64	102
Abschreibungen auf Geschäfts- oder Firmenwerte	38	38	165	165
Zuführung zu Restrukturierungsrückstellungen	—	—	250	250
Zuführung zu Sonderwertberichtigungen	—	—	2 500	2 500
Saldo übrige Erträge/Aufwendungen	– 72	– 72	– 357	– 357
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**206**	**199**	**– 1 913**	**– 1 781**
Ertragsteuern	90	88	224	211
Jahresüberschuss/-fehlbetrag	**116**	**111**	**– 2 137**	**– 1 992**
Fremdanteile am Jahresüberschuss/-fehlbetrag	– 60	– 58	– 288	– 286
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**56**	**53**	**– 2 425**	**– 2 278**

Bilanz zum 31. Dezember 2004

Aktiva	31.12.2004	31.12.2004
	nach Anpassung	vor Anpassung
	in Mio €	in Mio €
Barreserve	6903	7481
Handelsaktiva	91711	91726
Forderungen an Kreditinstitute	47479	47479
Forderungen an Kunden	275119	275119
Wertberichtigungen auf Forderungen	-13404	-13315
Finanzanlagen	44483	43648
Sachanlagen	2855	2855
Immaterielle Vermögenswerte	2627	2799
Ertragsteueransprüche	4157	4133
Sonstige Aktiva	5455	5483
Summe der Aktiva	**467385**	**467408**

Passiva	31.12.2004	31.12.2004
	nach Anpassung	vor Anpassung
	in Mio €	in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	103606	103606
Verbindlichkeiten gegenüber Kunden	144451	144451
Verbriefte Verbindlichkeiten	109562	109562
Handelspassiva	59831	59861
Rückstellungen	4460	4460
Ertragsteuerverpflichtungen	3030	3010
Sonstige Passiva	10015	10004
Nachrangkapital	18454	18454
Anteile in Fremdbesitz	—	2515
Eigenkapital	13976	11485
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital	11467	11485
Gezeichnetes Kapital	2252	2252
Kapitalrücklage	9103	9331
Gewinnrücklagen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	227	227
Bewertungsänderungen von Finanzinstrumenten	-115	-325
AfS-Rücklage	354	132
Hedge-Rücklage	-469	-457
Konzerngewinn	—	—
Anteile in Fremdbesitz	2509	—
Summe der Passiva	**467385**	**467408**

Die nachfolgend dargestellten Vorjahreszahlen berücksichtigen die Auswirkungen aus der Anwendung geänderter und neuer IFRS Vorschriften.

GEWINN- UND VERLUSTRECHNUNG VOM 1. JANUAR BIS 31. MÄRZ 2005

Erträge/Aufwendungen	Notes	1.1.–31.3.2005	1.1.–31.3.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		4 209	4 310	– 101	– 2,3
Zinsaufwendungen		2 805	3 024	– 219	– 7,2
Zinsüberschuss	(2)	1 404	1 286	+ 118	+ 9,2
Kreditrisikovorsorge	(3)	323	480	– 157	– 32,7
Zinsüberschuss nach Kreditrisikovorsorge		1 081	806	+ 275	+ 34,1
Provisionserträge		903	854	+ 49	+ 5,7
Provisionsaufwendungen		146	153	– 7	– 4,6
Provisionsüberschuss	(4)	757	701	+ 56	+ 8,0
Handelsergebnis	(5)	322	265	+ 57	+ 21,5
Verwaltungsaufwand	(6)	1 600	1 542	+ 58	+ 3,8
Saldo sonstige betriebliche Erträge/Aufwendungen	(7)	– 12	69	– 81	>– 100,0
Betriebsergebnis		**548**	**299**	**+ 249**	**+ 83,3**
Finanzanlageergebnis		54	17	+ 37	>+ 100,0
Abschreibungen auf Geschäfts- oder Firmenwerte		—	38	– 38	– 100,0
Saldo übrige Erträge/Aufwendungen	(8)	– 37	– 72	+ 35	+ 48,6
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern		**565**	**206**	**+ 359**	**>+ 100,0**
Ertragsteuern		160	90	+ 70	+ 77,8
Ergebnis nach Steuern		**405**	**116**	**+ 289**	**>+ 100,0**
Fremdanteile am Ergebnis		– 69	– 60	– 9	– 15,0
Gewinn/Verlust		**336**	**56**	**+ 280**	**>+ 100,0**

	Notes	1.1.–31.3.2005	1.1.–31.3.2004
		in €	in €
Ergebnis je Aktie[1]	(9)	0,45	0,18

[1] 2004 bereinigt um Goodwillabschreibungen.

Da zum 31. März 2005 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

BILANZ ZUM 31. MÄRZ 2005

Aktiva	Notes	31.3.2005	31.12.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve		5091	6903	– 1812	– 26,2
Handelsaktiva	(10)	88586	91711	– 3125	– 3,4
Forderungen an Kreditinstitute	(11)	52306	47479	+ 4827	+ 10,2
Forderungen an Kunden	(12)	275703	275119	+ 584	+ 0,2
Wertberichtigungen auf Forderungen	(14)	–13597	–13404	– 193	– 1,4
Finanzanlagen	(15)	46390	44483	+ 1907	+ 4,3
Sachanlagen		2783	2855	– 72	– 2,5
Immaterielle Vermögenswerte		2604	2627	– 23	– 0,9
Ertragsteueransprüche		4127	4157	– 30	– 0,7
Sonstige Aktiva		5869	5455	+ 414	+ 7,6
Summe der Aktiva		**469862**	**467385**	**+ 2477**	**+ 0,5**

Passiva	Notes	31.3.2005	31.12.2004	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(16)	103 285	103 606	– 321	– 0,3
Verbindlichkeiten gegenüber Kunden	(17)	147 852	144 451	+ 3 401	+ 2,4
Verbriefte Verbindlichkeiten	(18)	110 505	109 562	+ 943	+ 0,9
Handelspassiva		58 377	59 831	– 1 454	– 2,4
Rückstellungen	(19)	4 518	4 460	+ 58	+ 1,3
Ertragsteuerverpflichtungen		3 063	3 030	+ 33	+ 1,1
Sonstige Passiva		9 665	10 015	– 350	– 3,5
Nachrangkapital	(20)	17 962	18 454	– 492	– 2,7
Eigenkapital		14 635	13 976	+ 659	+ 4,7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital		11 996	11 467	+ 529	+ 4,6
Gezeichnetes Kapital		2 252	2 252	0	0,0
Kapitalrücklage		9 103	9 103	0	0,0
Gewinnrücklagen		—	—	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen		272	227	+ 45	+ 19,8
Bewertungsänderungen von Finanzinstrumenten		33	– 115	+ 148	>+ 100,0
AfS-Rücklage		508	354	+ 154	+ 43,5
Hedge-Rücklage		– 475	– 469	– 6	– 1,3
Konzerngewinn 2004		—	—		
Gewinn/Verlust 1.1.–31.3.		336	0	+ 336	+ 100,0
Anteile in Fremdbesitz		2 639	2 509	+ 130	+ 5,2
Summe der Passiva		**469 862**	**467 385**	**+ 2 477**	**+ 0,5**

ENTWICKLUNG DES EIGENKAPITALS

in Mio €	2005	2004
Eigenkapital zum 1.1.	**13 976**	**10 312**
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1.		
vor Erstanwendung der geänderten und neuen IFRS	—	10 312
Erstanwendungseffekte aus geänderten und neuen IFRS	—	– 7
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 1.1.		
nach Erstanwendung der geänderten und neuen IFRS	11 467	10 305
Veränderungen 1.1.–31.3.		
Gezeichnetes Kapital		
Zugang aus Kapitalerhöhung gegen Bareinlage	—	+ 643
Kapitalrücklage		
Bestandsveränderungen und Ergebnis eigener Aktien	—	+ 17
Gewinnrücklagen		
Sonstige Veränderungen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	45	26
Bewertungsänderungen von Finanzinstrumenten	148	63
Konzerngewinn 2004 (Ausschüttung der HVB AG)[1]	—	—
Gewinn/Verlust 1.1.–31.3.	336	56
Auf die Anteilseigner der HVB AG entfallendes Eigenkapital zum 31.3.	11 996	11 110
Fremdanteile zum 1.1. vor Erstanwendung der geänderten und neuen IFRS	—	2 476
Erstanwendungseffekte aus geänderten und neuen IFRS	—	– 10
Fremdanteile zum 1.1. nach Erstanwendung der geänderten und neuen IFRS	2 509	2 466
Veränderung der Anteile im Fremdbesitz 1.1.–31.3.	130	– 52
Fremdanteile zum 31.3.	2 639	2 414
Eigenkapital zum 31.3.	**14 635**	**13 524**

[1] Die HVB AG hat im Geschäftsjahr 2004 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

KAPITALFLUSSRECHNUNG

in Mio €	2005	2004
Zahlungsmittelbestand zum 1.1.	**6 903**	**5 708**
Cashflow aus operativer Geschäftstätigkeit	355	– 1 090
Cashflow aus Investitionstätigkeit	– 1 668	1 186
Cashflow aus Finanzierungstätigkeit	– 507	713
Effekte aus Wechselkursänderungen	8	– 4
Zahlungsmittelbestand zum 31.3.	**5 091**	**6 513**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

1

Segmentberichterstattung Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar bis 31. März 2005

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–31.3.2005	663	548	224	32	– 63	1 404
1.1.–31.3.2004	654	505	205	30	–108	1 286
Kreditrisikovorsorge						
1.1.–31.3.2005	164	110	47	—	2	323
1.1.–31.3.2004	79	102	85	214	—	480
Provisionsüberschuss						
1.1.–31.3.2005	364	322	68	2	1	757
1.1.–31.3.2004	322	290	86	2	1	701
Handelsergebnis						
1.1.–31.3.2005	—	18	304	—	—	322
1.1.–31.3.2004	—	13	242	—	10	265
Verwaltungsaufwand						
1.1.–31.3.2005	654	575	309	23	39	1 600
1.1.–31.3.2004	667	553	293	22	7	1 542
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.–31.3.2005	– 6	20	–18	–1	– 7	–12
1.1.–31.3.2004	62	1	7	–1	—	69
Betriebsergebnis						
1.1.–31.3.2005	203	223	222	10	–110	548
1.1.–31.3.2004	292	154	162	– 205	–104	299
Finanzanlageergebnis						
1.1.–31.3.2005	—	– 7	41	—	20	54
1.1.–31.3.2004	– 2	– 3	– 11	—	33	17
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.–31.3.2005	—	—	—	—	—	—
1.1.–31.3.2004	4	21	10	—	3	38
Saldo übrige Erträge/Aufwendungen						
1.1.–31.3.2005	–1	—	—	– 33	– 3	– 37
1.1.–31.3.2004	–1	—	—	– 37	– 34	– 72
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.–31.3.2005	202	216	263	– 23	– 93	565
1.1.–31.3.2004	285	130	141	– 242	– 108	206
darunter:						
Bank Austria Creditanstalt-Gruppe						
1.1.–31.3.2005	—	216	42	—	–14	244
		130	22	—	13	165

Erfolgsrechnung nach Ressorts – Geschäftsfeld Deutschland

in Mio €	Privatkunden-geschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
31. 3. 2005	470	435	116	–	1 021
31. 3. 2004 (reorganisiert)	516	405	117	–	1 038
31. 3. 2004 (vor Reorganisation)	516	418	128	–	1 062[1]
Kreditrisikovorsorge					
31. 3. 2005	39	78	47	–	164
31. 3. 2004 (reorganisiert)	25	54	–	–	79
31. 3. 2004 (vor Reorganisation)	45	152	84	–	281[1]
Verwaltungsaufwand					
31. 3. 2005	410	203	41	–	654
31. 3. 2004 (reorganisiert)	430	189	48	–	667
31. 3. 2004 (vor Reorganisation)	435	195	59	–	689[1]
Betriebsergebnis					
31. 3. 2005	21	154	28	–	203
31. 3. 2004 (reorganisiert)	61	162	69	–	292
31. 3. 2004 (vor Reorganisation)	36	71	-15	–	92[1]
nachrichtlich: Betriebsergebnis vor Kreditrisikovorsorge					
31. 3. 2005	60	232	75	–	367
31. 3. 2004 (reorganisiert)	86	216	69	–	371
31. 3. 2004 (vor Reorganisation)	81	223	69	–	373
Cost-Income-Ratio					
31. 3. 2005	87,2%	46,7%	35,3%	–	64,1%
31. 3. 2004 (reorganisiert)	83,3%	46,7%	41,0%	–	64,3%
31. 3. 2004 (vor Reorganisation)	84,3%	46,7%	46,1%	–	64,9%

[1] Gemäß Ausweis im Geschäftsbericht 2004.

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
31. 3. 2005	289	142	141	336	—	908
31. 3. 2004	278	155	120	256	—	809
Kreditrisikovorsorge						
31. 3. 2005	23	37	14	36	—	110
31. 3. 2004	19	51	6	26	—	102
Verwaltungsaufwand						
31. 3. 2005	226	91	66	192	—	575
31. 3. 2004	226	92	73	162	—	553
Betriebsergebnis						
31. 3. 2005	40	14	61	108	—	223
31. 3. 2004	33	12	41	68	—	154
Cost-Income-Ratio						
31. 3. 2005	78,2%	64,1%	46,8%	57,1%	—	63,3%
31. 3. 2004	81,3%	59,4%	60,8%	63,3%	—	68,4%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
31. 3. 2005	370	208	—	578
31. 3. 2004	342	200	– 2	540
Kreditrisikovorsorge				
31. 3. 2005	—	47	—	47
31. 3. 2004	—	85	—	85
Verwaltungsaufwand				
31. 3. 2005	200	109	—	309
31. 3. 2004	186	109	– 2	293
Betriebsergebnis				
31. 3. 2005	170	52	—	222
31. 3. 2004	156	6	—	162
Cost-Income-Ratio				
31. 3. 2005	54,1%	52,4%	—	53,5%
31. 3. 2004	54,4%	54,5%	—	54,3%

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring[1]	Sonstige/ Konsolidierung[1]	HVB Group
Eigenkapitalrentabilität vor Steuern[2, 3]						
1.1.–31.3.2005	14,2	20,5	31,9	—	—	15,9
1.1.–31.3.2004	20,7	17,8	17,7	—	—	7,1

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig.
[2] 2004 bereinigt um Goodwill-abschreibungen.
[3] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Fremdanteile, jeweils ohne Bewertungsänderungen von Finanzinstrumenten.

2

Zinsüberschuss

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Zinserträge aus		
Kredit- und Geldmarktgeschäften	3 694	3 804
festverzinslichen Wertpapieren und Schuldbuchforderungen	344	358
Aktien und anderen nicht festverzinslichen Wertpapieren	21	24
verbundenen Unternehmen	13	19
nach der Equity-Methode bewerteten Unternehmen	28	20
Beteiligungen	11	11
Immobilien des Finanzanlagebestandes	7	7
Zinsaufwendungen für		
Einlagen	1 512	1 567
Verbriefte Verbindlichkeiten	1 001	1 167
Nachrangkapital	247	250
Ergebnis aus Sicherungszusammenhängen durch		
Hedge Accounting	−1	−10
Fair-Value-Option von finanziellen Vermögenswerten	—	—
Ergebnis aus dem Leasinggeschäft	**47**	**37**
Insgesamt	**1 404**	**1 286**

Zinsspannen:

in %	31.3.2005	31.3.2004
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,62	2,38
Auf Basis des durchschnittlichen Geschäftsvolumens	1,48	1,29

3

Kreditrisikovorsorge

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Zuführungen	566	755
Wertberichtigungen auf Forderungen	541	704
Rückstellungen im Kreditgeschäft	25	51
Auflösungen	−227	−264
Wertberichtigungen auf Forderungen	−214	−245
Rückstellungen im Kreditgeschäft	−13	−19
Eingänge auf abgeschriebene Forderungen	−16	−11
Insgesamt	**323**	**480**

Die Kreditrisikovorsorge wird im Zwischenbericht anteilig auf der Basis des voraussichtlichen Jahresbedarfs ermittelt.

4

Provisionsüberschuss

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Wertpapier- und Depotgeschäft	310	288
Außenhandelsgeschäft/Zahlungsverkehr	262	237
Kreditgeschäft	122	104
Sonstiges Dienstleistungsgeschäft	63	72
Insgesamt	**757**	**701**

5

Handelsergebnis

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Kursbezogene Geschäfte	90	111
Zins- und währungsbezogene Geschäfte	232	154
Insgesamt	**322**	**265**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 206 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 153 Mio € enthalten.

6

Verwaltungsaufwand

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Personalaufwand	894	878
Andere Verwaltungsaufwendungen	539	513
Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte und Sachanlagen	167	151
Insgesamt	**1 600**	**1 542**

7

Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Sonstige betriebliche Erträge	68	99
Sonstige betriebliche Aufwendungen	80	30
Saldo sonstige betriebliche Erträge/Aufwendungen	**–12**	**69**

8

Saldo übrige Erträge/Aufwendungen

in Mio €	1.1.–31.3. 2005	1.1.–31.3. 2004
Übrige Erträge	**—**	**—**
Übrige Aufwendungen	**37**	**72**
darunter:		
Sonstige Steuern	2	1
Verlustübernahmen	35	38
Aufwendungen für Risikoabschirmung	—	33
Saldo übrige Erträge/Aufwendungen	**–37**	**–72**

9

Ergebnis je Aktie

	1.1.–31.3. 2005	1.1.–31.3. 2004
Gewinn/Verlust ohne Fremdanteile (in Mio €)[1]	336	56
Durchschnittliche Anzahl der Aktien	750 699 140	536 288 700
Ergebnis je Aktie (in €)[1]	**0,45**	**0,18**

[1] 2004 vor Abschreibungen auf Geschäfts- oder Firmenwerte.

10

Handelsaktiva

in Mio €	31.3.2005	31.12.2004
Schuldverschreibungen und andere festverzinsliche Wertpapiere	36 799	37 398
Aktien und andere nicht festverzinsliche Wertpapiere	5 709	5 481
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	41 039	44 958
Sonstige Handelsbestände	5 039	3 874
Insgesamt	**88 586**	**91 711**

11

Forderungen an Kreditinstitute nach Fristen

in Mio €	31.3.2005	31.12.2004
Täglich fällig	16 498	10 352
Befristet	35 808	37 127
Insgesamt	**52 306**	**47 479**

12

Forderungen an Kunden nach Fristen

in Mio €	31.3.2005	31.12.2004
Unbestimmte Laufzeiten	27 223	25 623
Befristet mit Restlaufzeit	248 480	249 496
bis 3 Monate	32 850	33 282
über 3 Monate bis 1 Jahr	19 664	18 961
über 1 Jahr bis 5 Jahre	54 134	55 669
über 5 Jahre	141 832	141 584
Insgesamt	**275 703**	**275 119**

13

Kreditvolumen

Aufteilung nach Inhalten:

in Mio €	31.3.2005	31.12.2004
Kredite und Darlehen an Kreditinstitute	23 719	22 299
Kredite und Darlehen an Kunden	270 802	270 979
Eventualverbindlichkeiten	31 687	31 315
Insgesamt	**326 208**	**324 593**

14

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	2005	2004
Bestand vor Erstanwendung der geänderten und neuen IFRS zum 1.1.	**—**	**11 361**
Erstanwendung der geänderten und neuen IFRS	—	110
Bestand nach Erstanwendung der geänderten und neuen IFRS zum 1.1.	**13 404**	**11 471**
Erfolgswirksame Veränderungen		
Bruttozuführungen	+ 541	+ 704
Auflösungen	– 214	– 245
Erfolgsneutrale Veränderungen		
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	+ 4	–17
Inanspruchnahme von bestehenden Wertberichtigungen	– 155	– 217
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	+ 17	+ 24
Bestand zum 31.3.	**13 597**	**11 720**

15

Finanzanlagen

in Mio €	31.3.2005	31.12.2004
HtM-Finanzanlagen		
Schuldverschreibungen		
und andere		
festverzinsliche Wertpapiere	8188	8417
AfS-Finanzanlagen	16826	16207
Anteile an verbundenen		
nicht konsolidierten		
Unternehmen	1877	1777
Beteiligungen	1460	1475
Schuldverschreibungen		
und andere		
festverzinsliche Wertpapiere	8164	7672
Aktien und andere nicht		
festverzinsliche Wertpapiere	5325	5283
FVO-Finanzanlagen	19698	18203
Schuldverschreibungen		
und andere		
festverzinsliche Wertpapiere	17664	16266
Aktien und andere nicht		
festverzinsliche Wertpapiere	2034	1937
At-Equity bewertete Unternehmen	1254	1224
darunter:		
Geschäfts- oder Firmenwerte	172	172
Als Finanzinvestition gehaltene		
Grundstücke und Gebäude	424	432
Insgesamt	**46390**	**44483**

16

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen

in Mio €	31.3.2005	31.12.2004
Täglich fällig	16809	10249
Befristet	86476	93357
Insgesamt	**103285**	**103606**

17

Verbindlichkeiten gegenüber Kunden nach Fristen

in Mio €	31.3.2005	31.12.2004
Spareinlagen und Einlagen		
aus dem Bauspargeschäft	36385	36508
Andere Verbindlichkeiten	111467	107943
Täglich fällig	60536	52721
Befristet	50931	55222
Insgesamt	**147852**	**144451**

18

Verbriefte Verbindlichkeiten nach Fristen

in Mio €	31.3.2005	31.12.2004
Befristet mit Restlaufzeit		
bis 3 Monate	13406	10103
über 3 Monate bis 1 Jahr	21282	20406
über 1 Jahr bis 5 Jahre	43790	47914
über 5 Jahre	32027	31139
Insgesamt	**110505**	**109562**

19

Rückstellungen

in Mio €	31.3.2005	31.12.2004
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2 878	2 881
Restrukturierungsrückstellungen	299	299
Rückstellungen im Kreditgeschäft	538	505
Sonstige Rückstellungen	803	775
Insgesamt	**4 518**	**4 460**

20

Nachrangkapital

in Mio €	31.3.2005	31.12.2004
Nachrangige Verbindlichkeiten	12 267	12 802
Genussrechtskapital	1 960	1 987
Hybride Kapitalinstrumente	3 735	3 665
Insgesamt	**17 962**	**18 454**

21

Eigene Aktien

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 14. Mai 2003 und 29. April 2004 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 17 734 360 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 17 238 639 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 17,50 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 17,55 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 53 Mio € bzw. 2,4% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 1 081 224 Stück Aktien, das entspricht einem Betrag von 3,2 Mio € bzw. 0,1% des Grundkapitals.

Am 31. März 2005 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 1 949 869 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 5,8 Mio € bzw. einem Anteil von 0,3% des Grundkapitals.

SONSTIGE ANGABEN

22
Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	31.3.2005	31.12.2004
Eventualverbindlichkeiten[1]	31 713	31 334
darunter:		
aus Bürgschaften und Gewährleistungsverträgen	31 687	31 315
Andere Verpflichtungen	58 892	55 742
darunter:		
unwiderrufliche Kreditzusagen	49 331	46 865
Insgesamt	**90 605**	**87 076**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Termingeschäfte (Derivative Geschäfte)

Im Folgenden sind die am Stichtag noch nicht abgewickelten derivativen Geschäfte dargestellt, die neben den zins- und fremdwährungs-, aktien-/indexbezogenen sowie sonstigen Termingeschäften auch die Kreditderivate beinhalten. Neben den Kontrahentenrisiken unterliegen die Derivate vor allem Marktpreisrisiken aus Veränderungen von Zinssätzen, Devisen- oder Aktienkursen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum 31. März 2005 ein maximales Kontrahentenrisiko (ohne Add-On) in Höhe von 44,2 Mrd € (31. Dezember 2004: 48,1 Mrd €). Entsprechend dem bankaufsichtsrechtlichen Grundsatz I – unter Berücksichtigung von bestehenden Netting-Vereinbarungen sowie erhaltenen Sicherheiten – errechnen sich daraus Risikoaktiva (Kontrahentenrisiko inkl. Add-On) in Höhe von 18,5 Mrd € (31. Dezember 2004: 18,2 Mrd €); nach Bonitätsgewichtung verbleiben 4,9 Mrd € (31. Dezember 2004: 4,7 Mrd €).

in Mio €	Nominalvolumen		Positive Marktwerte		Negative Marktwerte	
	31.3.2005	31.12.2004	31.3.2005	31.12.2004	31.3.2005	31.12.2004
Zinsbezogene Geschäfte	2 000 135	2 055 621	36 120	36 698	36 979	37 399
Währungsbezogene Geschäfte	297 989	296 109	4 400	7 835	5 617	9 851
Aktien-/indexbezogene Geschäfte	154 432	139 341	3 279	3 263	3 200	3 113
Kreditderivate	61 102	53 353	388	411	1 314	1 206
Sonstige Geschäfte	1 654	355	35	15	33	13
Insgesamt	**2 515 312**	**2 544 779**	**44 222**	**48 222**	**47 143**	**51 582**

23
Marktrisikopotenzial der Handelsaktivitäten

Marktpreisrisiken entstehen durch Preisänderungen von Zins-, Devisen- und Aktien- bzw. Indexprodukten einschließlich der dazugehörigen Derivate. Das Marktrisikopotenzial unserer Handelsaktivitäten messen wir auf der Basis des sog. »Value-at-Risk« (zur Berechnungsmethode vgl. HVB Group Geschäftsbericht 2004, Seite 84 f.).

Value-at-Risk:

in Mio €	31.3.2005	31.12.2004
Zinsbezogene Geschäfte	15	13
Währungsbezogene Geschäfte	29	25
Aktien-/indexbezogene Geschäfte	66	74
Insgesamt	**110**	**112**

24
Zur Veräußerung gehaltene langfristige Vermögenswerte

Die HVB Group besitzt zum 31. März 2005 keine gemäß IFRS 5 darzustellende zur Veräußerung gehaltene langfristige Vermögenswerte oder aufgegebene Geschäftsbereiche.

GREMIEN

Mitglieder des Aufsichtsrats

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender

Dr. Manfred Bischoff

Dr. Mathias Döpfner

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Herbert Munker

Dr. Siegfried Sellitsch

Professor Dr. Wilhelm Simson

Professor Dr.
Dr. h. c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Mitglieder des Vorstands

Johann Berger
Geschäftsfeld Deutschland,
Ressorts Firmenkunden
und Freie Berufe, Immobilien,
seit 1. 4. 2005

Dr. Stefan Jentzsch
Geschäftsfeld
Corporates & Markets

Dr. Michael Kemmer
Chief Risk Officer (CRO)

Christine Licci
Geschäftsfeld Deutschland,
Ressort Privatkundengeschäft,
seit 17. 1. 2005

Michael Mendel
Geschäftsfeld Deutschland,
bis 12. 5. 2005
Geschäftsfeld Österreich
& Zentral- und Osteuropa,
ab 12. 5. 2005

Dieter Rampl
Sprecher des Vorstands,
Human Resources Management

Gerhard Randa
Geschäftsfeld Österreich
& Zentral- und Osteuropa,
Chief Operating Officer (COO),
bis 12. 5. 2005

Dr. Wolfgang Sprißler
Chief Financial Officer (CFO)

QUARTALSÜBERSICHT

	1. Quartal 2005	4. Quartal 2004	3. Quartal 2004	2. Quartal 2004	1. Quartal 2004
Erfolgszahlen (in Mio €)					
Zinsüberschuss	1 404	1 477	1 444	1 455	1 286
Kreditrisikovorsorge	323	445	455	415	480
Zinsüberschuss nach Kreditrisikovorsorge	1 081	1 032	989	1 040	806
Provisionsüberschuss	757	761	691	692	701
Handelsergebnis	322	166	113	184	265
Verwaltungsaufwand	1 600	1 442	1 563	1 571	1 542
Saldo sonstige betriebliche Erträge/Aufwendungen	-12	-16	26	22	69
Betriebsergebnis	**548**	**501**	**256**	**367**	**299**
Finanzanlageergebnis	54	-242	-17	178	17
Abschreibungen auf Geschäfts- oder Firmenwerte	—	49	39	39	38
Zuführung zu Restrukturierungs-rückstellungen	—	250	—	—	—
Zuführung zu Sonderwertberichtigungen	—	2 500	—	—	—
Saldo übrige Erträge/Aufwendungen	-37	-95	-86	-104	-72
Ergebnis der gewöhnlichen Geschäfts-tätigkeit/Ergebnis vor Steuern	**565**	**-2 635**	**114**	**402**	**206**
Ertragsteuern	160	-27	39	122	90
Ergebnis nach Steuern	**405**	**-2 608**	**75**	**280**	**116**
Fremdanteile am Ergebnis	-69	-94	-65	-69	-60
Gewinn/Verlust	**336**	**-2 702**	**10**	**211**	**56**
Ergebnis je Aktie (in €)[1]	**0,45**	**0,12**	**0,05**	**0,35**	**0,18**

[1] Quartalswerte in 2004 bereinigt um Goodwillabschreibungen; 4. Quartal zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

	31. März 2005	31. Dez. 2004	30. Sept. 2004	30. Juni 2004	31. März 2004
Kennzahlen (in %)					
Eigenkapitalrentabilität nach Steuern[1]	11,6	3,9	4,1	5,4	3,3
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)	64,3	72,0	69,3	67,4	69,2
Cost-Income-Ratio (gemessen an den operativen Erträgen)	64,8	65,5	67,3	66,6	66,4
Anteil Provisionsüberschuss an den operativen Erträgen	30,6	30,5	30,0	29,8	30,2
Bilanzzahlen (in Mrd €)					
Bilanzsumme	469,9	467,4	460,5	469,4	482,8
Kreditvolumen	326,2	324,6	329,1	334,2	335,0
Bilanzielles Eigenkapital	14,6	14,0	15,7	15,8	13,5
Bankaufsichtsrechtliche Kennzahlen nach BIZ					
Kernkapital (in Mrd €)	15,4	15,7	17,5	17,4	14,9
Eigenmittel (in Mrd €)	27,2	27,1	29,7	29,8	26,3
Risikoaktiva (in Mrd €)	242,0	238,6	241,3	241,5	240,9
Kernkapitalquote (in %)	6,4	6,6[2]	7,2	7,2	6,2
Eigenmittelquote (in %)	10,2	10,4	11,3	11,3	10,0
Aktie					
Börsenkurs (in €)	18,87	16,70	15,46	14,62	15,94[3]
Börsenkapitalisierung (in Mrd €)	14,2	12,5	11,6	11,0	8,5[4]
Mitarbeiter	57 437	57 806	57 973	57 874	59 575
Geschäftsstellen	2 085	2 036	2 055	2 055	2 091

[1] Werte in 2004 bereinigt um Goodwillabschreibungen; 31. 12. 2004 zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

[2] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten.

[3] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

[4] Vor Kapitalerhöhung.

FINANZKALENDER

Termine 2005

Hauptversammlung	12. Mai 2005
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 30. Juni 2005	Erscheinungstermin: 28. Juli 2005
Zwischenbericht zum 30. September 2005	Erscheinungstermin: 27. Oktober 2005

Termine 2006

Eckdaten zum Jahresabschluss 2005	23. Februar 2006
Veröffentlichung des Jahresabschlusses 2005	16. März 2006
Hauptversammlung	24. Mai 2006
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 10. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 26. Juli 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 26. Oktober 2006

Ansprechpartner

Wenn Sie Fragen zum Geschäftsbericht haben, wenden Sie sich bitte an unseren Bereich Group Investor Relations:

Telefon 089 378-25276
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Sie können unsere Geschäfts- und Zwischenberichte (Konzern) in einer benutzerfreundlichen interaktiven Version – u. a. mit Suchfunktion – auf unserer Website abrufen:
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www.hvbgroup.com/zwischenbericht

Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

Sie können PDFs aller Berichte im Internet abrufen unter
www.hvbgroup.com/geschaeftsbericht oder
/zwischenbericht oder
/nachhaltigkeitsbericht

Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

Wenn Sie weitere Exemplare des Geschäftsberichts oder eine der hier angegebenen Publikationen beziehen möchten, wenden Sie sich bitte an:

HVB Group
Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 3. 5. 2005
Auslieferung: 11. 5. 2005

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